

08047160

MyBank! DELIVERS SOLUTIONS

2007 ANNUAL REPORT

FIRST UNITED CORPORATION


My Bank!
DELIVERS
SOLUTIONS

Our Vision
Uncommon Commitment to Service and Solutions

Our Mission
To Enrich the Lives of Our Customers, Our Employees and Our Shareholders Through Uncommon Service and Effective Financial Solutions

Our Critical Success Factors
Kaizen (Continuous Improvement)
Employee Enablement
Effective Communication
Retail Orientation

First United Corporation, headquartered in Oakland, Maryland, (Nasdaq: FUNC) is a financial holding company and the parent company of First United Bank & Trust. *My Bank* First United provides a wide range of financial products, including commercial, trust, insurance and investment services. These services are customized to support and enhance the lives of the people and businesses in Maryland's Garrett, Allegany, Washington and Frederick counties, as well as West Virginia's Mineral, Hardy, Berkeley and Monongalia counties through 26 community offices and a nationally recognized Customer Service Center.

Since its founding in 1900, First United has remained independent and grown steadily through sound financial management practices and by investing time, energy and resources in the communities it serves.

First United Corporation Shareholder Information

Market Summary of Stock

First United Corporation's common stock trades on The NASDAQ's Global Select Market℠ under the symbol FUNC. The following summary reflects the high and low trades during the period of the years ended December 31, 2007 and 2006.

2007	High	Low
1st Quarter	$23.49	$21.72
2nd Quarter	$24.00	$19.26
3rd Quarter	$21.50	$17.95
4th Quarter	$21.95	$18.70

2006	High	Low
1st Quarter	$22.83	$20.29
2nd Quarter	$23.35	$20.29
3rd Quarter	$22.00	$20.31
4th Quarter	$22.79	$21.05

Ferris, Baker, Watts, Inc.
12 North Liberty Street
Cumberland, MD 21502
(301) 724-7161
(800) 776-0629

Ferris, Baker, Watts, Inc.
113 South Potomac Street
Hagerstown, MD 21740
(301) 733-7111
(800) 344-4413

Scott & Stringfellow, Inc.
909 East Main Street
Richmond, VA 23219
(804) 643-1811
(800) 552-7757

Cash Dividends

Cash dividends were declared by the Corporation on the dates indicated in the following manner:

	2007	2006
February	$.195	$.190
May	$.195	$.190
August	$.195	$.190
November	$.200	$.195

If you need assistance in any of the following areas:

- Change in registration
- Reporting lost certificates
- Non-receipt or loss of dividend checks
- Information on the dividend reinvestment plan

Please contact our transfer agent at:

BNY Mellon Shareowner Services
P.O. Box 3315
South Hackensack, NJ 07606
www.bnymellon.com

First United's Direct Line:
1-800-953-2593
TDD for Hearing Impaired 800-231-5469

Foreign Shareowners:
(201) 680-6578

TDD Foreign Shareowners:
(201) 680-6610

S.E.C. Form 10-K

The Corporation files an annual report on Form 10-K with the Securities and Exchange Commission. **A copy of this statement will be sent without charge to any shareholder who requests in writing to:**

Robert W. Kurtz, Secretary
First United Corporation
c/o First United Bank & Trust
P.O. Box 9
Oakland, MD 21550-0009

Shareholders' Meeting

The annual shareholders' meeting will be held on:
Thursday, May 8, 2008, 10:00 a.m.
Wisp at Deep Creek Mountain Resort
McHenry, MD 21541

Message to the Shareholders of First United Corporation

Dear Fellow Shareholder,

For the year 2007, First United Corporation earned $12,793,000, a record level of net income for the Company's 107 year history. With the exception of the special adjustments which occurred in 2004, this year's performance continued a streak of consecutive increase in earnings, stretching back more than a decade. This net income reflects per share earnings of $2.08; another record.

Last year we also saw the resumption of strong balance sheet growth. Loans grew by 8.2%, from $963 million to $1.043 billion. This growth represented a blend of internal production, loan participations with other financial institutions and the acquisition of a pool of mortgage loans. I am also pleased to report resurgence in our deposits in 2007. Total deposits grew over 12%, from $971 million to $1.092 billion. What was particularly gratifying was a jump of 18% in the average balances of our core deposits, which saw growth from $392 million to $466 million.

First United also had growth beyond its financial reports. This past Spring, we opened our second office in both Morgantown, West Virginia and in Hagerstown, Maryland. These new community offices will allow us to expand our presence in both of these dynamic communities. We also addressed a long-standing issue of inadequate operational space at our headquarters in Oakland. No significant square footage has been added for operations over the last twenty years, despite our exponential growth. Rather than incur the cost of new construction, we were able to convert a grocery store property just outside of town for our purposes. We also added a drive-up facility for our customers. All in, our costs were slightly more than one-half of what new construction would have cost.



In light of some components of the national economy, First United has fared well. While some in the financial services industry entered the "sub-prime" business, we stayed true to our traditional underwriting policies for those mortgage loans held in our own portfolio, and we have avoided any significant losses because of this. We have, however, not been totally insulated from the economic downturn. A significant portion of our commercial loan portfolio is in the land acquisition and development arena. The softness in this market has resulted in many of our customers having to revise their projections for their projects. We have and will continue to work closely with them as we move together through this downturn. A review of these relationships indicates that, at this time, the Bank is very well secured.

As we continue to look to the future, we have chosen to invest more resources into our divisions that will enhance our non-interest income. Our combination of trust and brokerage into one division is beginning to pay off. Revenues from their combined efforts jumped 15% last year from $4.172 million to $4.810 million. Likewise, our insurance division increased revenue from $1.573 million in 2006 to $2.529 million in 2007 as a result of increased production, the acquisition of two books of business and increased contingency income. Our goal is to increase our non-interest income as a percentage of our total net revenue. In 2007, this percentage was 25.46% including the non-recurring loss, or 27.42% exclusive of the loss. This compares to 25.54% in 2006. We believe that the compression of the net interest margin will continue in the future, thereby mandating that we enhance other revenue sources.

As we move forward, we are excited about our prospects in some of the larger dynamic markets in which we compete. In order to increase our effectiveness in these areas, we have invested in Market Presidents to help guide our efforts and increase our profile in Hagerstown and Frederick, Maryland and in Morgantown and Martinsburg, West Virginia. While we face stiff competition in these areas, we believe we are uniquely positioned to be successful. At our size, we are much smaller than several large regional and money center banks. This affords us the opportunity of getting to know our customers better, and bringing to them a team of professionals focused on building effective financial solutions. And yet, we are bigger than many of our competitors, giving us the ability to invest resources in training, technology and highly qualified employees in order to help our customers reach their financial goals and dreams.

We are, from time to time, asked how these efforts meet the goals of our shareholders. First United prides itself on a steady return to its shareholders. As you know, last year was a difficult market for nearly all stocks in the financial services arena. A glimpse at your 10-K shows what happened with the SNL Bank $1B – $5B Index. While we tend not to move up as strongly in an up market, we generally do not fall as far in a down market. This is clearly shown in that referenced chart. Over the last four years, our total return to shareholders has been around 7.74%. Since 1996, the total return has been 6.63%. Both returns assume the reinvestment of dividends. Of course, no one can predict the future, and returns may be different going forward. Being a fan of baseball, I would analogize that your Company does not hit many home runs, but is steadily getting base hits.

In closing, I want to salute both your Board of Directors and the Associates who make up the First United team. On behalf of both, I pledge our best to continue our strong financial performance. We thank you for your support.

William B. Grant
Chairman of the Board and
Chief Executive Officer

Summary of Selected Financial Data 1996-2007

(Dollars in thousands, except per share data)

	2007	2006	2005	2004	2003	2002	2001
Results of Operations:							
Tax-equivalent interest income	$ 95,286	$ 81,838	$ 70,533	$ 61,380	$ 58,558	$ 58,430	$ 63,978
Interest expense	49,330	39,335	29,413	24,016	23,601	25,702	33,378
Tax-equivalent net interest income	45,956	42,503	41,120	37,364	34,957	32,728	30,600
Tax-equivalent adjustment	1,721	1,569	777	698	855	841	749
Provision for credit losses	2,312	1,165	1,078	2,534	833	1,506	2,926
Net interest income after provision for credit losses	41,923	39,769	39,265	34,132	33,269	30,381	26,925
Noninterest income	15,092	14,041	14,088	12,971	11,867	9,007	9,314
Operating noninterest income	16,697	14,037	14,213	12,268	10,858	9,373	8,736
Non-operating non-interest income:							
Non-recurring gains on sales of assets	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Securities gains (losses)	(1,605)	4	(125)	703	1,009	(366)	578
Noninterest expenses	38,475	35,490	34,654	35,969	29,821	26,038	23,381
Operating noninterest expenses	37,819	34,931	34,095	35,410	29,587	26,038	23,346
Non-operating non-interest expenses:							
Restructuring costs	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Amortization of goodwill and intangible assets	656	559	559	559	234	-	35
Income before income taxes	18,539	18,320	18,699	11,134	15,315	13,350	12,858
Income tax expense	5,746	5,743	6,548	3,507	4,566	3,695	3,689
Net income	12,793	12,577	12,151	7,627	10,749	9,655	9,169
Dividends declared	4,796	4,662	4,544	4,424	4,291	4,166	4,047
Net Income per FTE (Pre-tax)	$ 43,829	$ 46,262	$ 48,317	$ 28,696	$ 40,517	$ 39,499	$ 41,746
Per Share Data:							
Net income - basic	$ 2.08	$ 2.05	$ 1.99	$ 1.25	$ 1.77	$ 1.59	$ 1.51
Net income - diluted	2.08	2.05	1.99	1.25	1.77	1.59	1.51
Dividends paid	0.78	0.76	0.74	0.72	0.70	0.68	0.66
Book value (at year end)	17.05	15.77	15.04	14.17	13.83	13.04	11.69
Tangible book value (at year end)	14.68	13.81	12.66	11.69	11.29	12.91	11.56
Financial Condition (at year end):							
Assets	$1,478,909	$1,349,317	$1,310,991	$1,233,901	$1,108,241	$ 954,388	$ 818,824
Deposits	1,092,740	971,381	955,854	850,661	750,161	610,460	588,518
Net loans and leases	1,035,962	957,126	954,545	904,635	786,051	659,758	603,801
Securities	304,908	263,272	230,095	210,661	223,615	215,236	130,692
Shareholders' equity	104,665	96,856	92,039	86,356	84,191	79,283	71,076
Performance Ratios (for the year):							
Return on average equity	12.70%	13.07%	13.61%	8.91%	13.10%	12.75%	13.26%
Return on average assets	0.90	0.96	0.95	0.65	1.03	1.13	1.11
Yield on average interest-earning assets	7.28	6.78	5.98	5.63	6.00	7.30	8.21
Rate on average interest-bearing liabilities	4.21	3.59	2.76	2.43	2.70	3.21	4.28
Net interest spread	3.07	3.19	3.22	3.21	3.29	3.92	3.71
Net interest margin	3.51	3.52	3.49	3.43	3.58	4.08	3.93
Efficiency ratio	63.02	62.77	62.73	71.40	63.62	62.39	58.58
Dividend payout ratio	37.50	37.04	37.19	57.48	39.65	42.76	43.71
Capital and Credit Quality Ratios:							
Average equity to average assets	7.10%	7.35%	7.00%	7.28%	7.88%	8.84%	8.34%
Total risk-based capital ratio	12.51	12.95	12.66	12.24	11.77	14.31	15.54
Allowance for credit losses to loans and leases	0.70	0.68	0.67	0.75	0.75	0.91	0.94
Nonperforming assets to total assets	0.59	0.36	0.26	0.37	0.36	0.35	0.54
Net charge-offs to average loans and leases	0.15	0.11	0.15	0.20	0.17	0.19	0.37

2000	1999	1998	1997	1996	Compound Growth rate 1996-2007
$ 64,307	$ 55,929	$ 48,140	$ 44,019	$ 39,814	9%
35,039	27,146	21,915	18,978	16,376	12%
29,268	28,783	26,225	25,041	23,438	7%
791	823	673	671	1,244	3%
2,198	2,066	1,176	935	749	12%
26,279	25,894	24,376	23,435	22,148	7%
7,789	6,936	6,091	5,967	4,869	12%
7,912	6,821	5,853	5,876	4,845	13%
$ -	$ -	$ -	$ -	$ -	
(123)	115	238	91	24	52%
21,995	20,739	19,058	19,530	17,394	8%
21,956	20,722	19,058	18,976	17,121	8%
$ -	$ -	$ -	$ 554	$ 273	-100%
39	17	-	-	-	
12,073	12,091	11,409	9,942	9,623	7%
3,762	4,130	3,982	3,297	3,144	6%
8,311	7,961	7,427	6,645	6,479	7%
3,908	3,791	3,781	3,609	4,243	1%
$ 39,713	$ 40,570	$ 39,892	$ 35,386	$ 29,793	4%
$ 1.37	$ 1.30	$ 1.20	$ 1.05	$ 1.00	8%
1.37	1.30	1.20	1.05	1.00	8%
0.64	0.62	0.60	0.56	0.51	4%
10.77	9.55	9.50	9.05	8.82	7%
10.64	9.41	9.50	9.05	8.82	5%
$ 848,300	$ 793,991	$ 641,114	$ 569,030	$ 523,621	13%
636,819	598,572	511,500	500,060	452,539	11%
611,975	566,072	506,718	439,132	380,594	13%
152,858	150,565	96,728	94,595	110,068	13%
65,511	58,096	58,474	56,714	56,815	8%
13.40%	13.56%	12.92%	11.70%	11.48%	
1.03	1.12	1.24	1.21	1.29	
8.42	8.26	8.40	8.50	8.44	
4.58	4.20	4.07	3.90	3.71	
3.63	4.06	4.33	4.60	4.73	
3.84	4.23	4.56	4.83	4.97	
59.36	58.06	58.98	62.89	62.64	
46.72	47.69	50.00	53.33	51.00	
7.68%	8.23%	9.54%	10.35%	11.21%	
14.55	15.03	13.40	14.82	17.92	
0.83	0.77	0.65	0.60	0.57	
0.30	0.14	0.16	0.20	0.31	
0.25	0.18	0.11	0.11	0.19	

Management's Report of Internal Control Over Financial Reporting

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to management and the Board of Directors as to the reliability of the Corporation's financial reporting and the preparation and presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

An internal control system, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements in the financial statements or the unauthorized use or disposition of the Corporation's assets. Also, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control–Integrated Framework. Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2007, the Corporation's internal control over financial reporting is effective.

Beard Miller Company LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements of the Corporation for the year ended December 31, 2007, appearing elsewhere in this annual report, and has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, as stated in their report, which is included herein.

William B. Grant, Esq., CFP
Chairman of the Board and
Chief Executive Officer

Carissa L. Rodeheaver, CPA, CFP
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
First United Corporation
Oakland, Maryland

We have audited First United Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First United Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First United Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in shareholders' equity, and cash flows of First United Corporation and our report dated March 5, 2008 expressed an unqualified opinion.


bmc
Beard Miller Company LLP
Baltimore Maryland

Every Day, In Every Office, In Every Neighborhood . . . *My Bank* Associates Deliver SOLUTIONS for You

Leigh D. Abraham
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MyBank
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Jamie D. Mersing
Nicole L. Metheny
Sarah A. Michael
Lynnette A. Michaels
Opal L. Michaels
Kevin W. Mildren
Andrea N. Miller
Donna H. Miller
Leslie R. Miller
Michele R. Miller
Charlene K. Mills
Dianna M. Moats
Jana K. Moran
Jennifer L. Moreland
Beverly A. Mowen-Hann
Helen K. Moyer
Kimberly R. Moyers
Pamela L. Murphy
Robin E. Murray
Amy L. Myers
Jeannie R. Myers
Tera A. Nelson
Jacqueline K. Nesselrodt
Chad A. Nice
James D. Nichols
Richard A. Nichols
Eric W. Nutter
Amy M. O'Connor
Joyce K. Page
Christina J. Palmer
Rupal V. Pandya
Edward E. Panther
Arzella T. Parsons
Don R. Parsons
Jason R. Patterson
Beverly A. Patton
Priscilla R. Patton
Doris R. Paugh
Julie W. Peterson
Denise D. Phelps
Susan C. Piper
Catherine E. Powell

Scott M. Powell
Judith E. Pownall
Vickie L. Pratt
Lenora J. Reams
Mary M. Reams
Nina M. Reckart
Patricia L. Reed
Iva Mae A. Reynolds
Christa J. Rhen
Kristi A. Rhodes
Roxann Rice
Michelle L. Richter
Melanie L. Riley
Amanda E. Rinker
Catherine M. Roberts
Carissa L. Rodeheaver
Elma M. Rodeheaver
Jill A. Rodeheaver
Philip L. Rodeheaver
Sarena L. Rodeheaver
Sherry L. Rodeheaver
James C. Rodgers
William W. Rohrbaugh
Keriann M. Ross
Frances J. Roth
Peggy A. Roth
Tracy L. Rothstein
Denise D. Rowan
Theresa J. Rowe
Jason B. Rush
Larry S. Rush
Jay A. Rutkowski
Jennifer J. Saenz
Keith R. Sanders
Lois A. Sanders
Mitzy M. Sanders
Rebecca J. Sanders
Susan R. Sanders
Constance J. Savage
Monica S. Savage
Nancy L. Sawyers
Kaitlyn S. Schalker
Marilyn A. Schalker
Terri D. Scheffel
Jennifer L. Schmuck
Misty D. Schoch
Tonya L. Schoolcraft
Tamitha L. Schwandt
Brooke N. Shadle
Amanda R. Shaffer
Holly B. Shaffer
Kristen E. Shaffer
Allen H. Shapiro
Sheila M. Shapiro

Deborah J. Sharpless
Frances M. Sharpless
Ann M. Sharps
David L. Sharps
Robert P. Sharps
Daniel C. Sheehe
Paula R. Sheffield
Bettie L. Sherwood
Lorraine J. Shields
Jessica M. Shifflett
Holli N. Sholty
Mary J. Shue
Crystal R. Sickles
Carissa D. Simmons
Michael E. Simms
Katherine L. Simon
Alison R. Sines
Beverly A. Sines
Ginnie Sines
Linda H. Sines
Rebecca L. Sines
Christine D. Sisler
Preston G. Sisler
Roger L. Sisler
Cheryl L. Smearman
Carolyn G. Smith
Jaime L. Smith
Shawn E. Smith
Kristi L. Snider
Lesa R. Snyder
Mary E. Snyder
Doris J. Sowers
Jennifer R. Sowers
Melissa M. Spinks

Regina K. Stanton
Amy L. Steblein
Brenda V. Stone
Tonya K. Sturm
Pamela L. Subock
Amy S. Sweitzer
Barbara A. Sweitzer
Chiquita L. Sweitzer
Jason A. Sweitzer
Josephine G. Sweitzer
Lorraine N. Sweitzer
Tracy S. Sweitzer
Robin L. Tasker
Val J. Teagarden
Frederick A. Thayer
Jesse D. Thompson
Joshua D. Thornton
Larry A. Thornton
Angela R. Tichnell
Chad A. Titus
Charlene N. Tomblin
Maria V. Toner
Linda A. Trost
Kenneth R. Twigg
Virginia A. Umbel
Paula J. Upole
Tabitha J. Upton
Abraham G. VanMeter
Brandy L. VanSickle
Michele K. Varner
Corinna A. Virts
Joy B. Wagner
Jonathan W. Wagoner
Chelsea M. Wall

Cindy L. Wall
Jeanette L. Wampler
Charlotte L. Warnick
Jeanne K. Warnick
Christine A. Weber
Vickie L. Webster
Kathy M. Wegrzyniak
Sue E. Welch
Doris D. White
Beverly E. White-Callis
Eileen F. Whitehair
Renita L. Whitehair
William A. Whiteman
Brittany M. Wiles
Melissa K. Wilhelm
Robin E. Williams
Barbara A. Wilson
Diana J. Wilt
Donna L. Wilt
Kenneth P. Witte
Ginger L. Wolf
Diane M. Wolfe
Patricia A. Wyatt
Patricia E. Young
Louise E. Younkin
Ashley R. Zeigler
Jon A. Zeigler

We are committed to understanding what's important to our customers so we can provide the best solutions possible. By helping people achieve their financial goals, we create opportunities for all of us.


SOLUTIONS

for Our Communities

MARYLAND

GARRETT COUNTY

Oakland

- ☐ **Oakland Office**
  19 South Second Street
  Oakland, MD 21550
- ☐ **Mid-Towns Office**
  288 Weber Road
  Oakland, MD 21550
- ☐ **My Bank Express - Garrett Highway**
  12894 Garrett Highway
  Oakland, MD 21550
- ○ **The Short-Stop, Inc.**
  Mid-Way Shopping Plaza
  Weber Road
  Oakland, MD 21550

Deep Creek Lake

- ☐ **Lake Office**
  38 Vacation Way, Route 219
  McHenry, MD 21541
- ○ **Arrowhead Market**
  Route 219
  McHenry, MD 21541
- ○ **Deep Creek Foodland Fresh**
  Market Square
  Route 219
  McHenry, MD 21541
- ○ **Wisp Resort**
  Marsh Hill Road
  McHenry, MD21541
- ☐ **Friendsville Office**
  832 First Avenue &
  Maple Street
  Friendsville, MD 21531
- ☐ **Grantsville Office**
  157 Main Street
  Grantsville, MD 21536
- ○ **Grantsville Foodland**
  Grantsville Plaza
  3247 Chestnut Ridge Road
  Grantsville, MD 21536

ALLEGANY COUNTY

Cumberland

- ☐ **Bel Air Office**
  14300 Barton Boulevard S.W.
  Cumberland, MD 21502
- ☐ **Center City Office**
  115 West Harrison Street
  Cumberland, MD 21502
- ☐ **White Oaks Office**
  1501 Oldtown Road
  Cumberland, MD 21502

LaVale

- ○ **National Highway**
  Corner of National Highway
  and Vocke Road
  LaVale, MD 21502

Frostburg

- ☐ **Frostburg Office**
  11020 New George's Creek
  Road, S.W.
  Frostbug, MD 21532

Westernport

- ○ **Main Street**
  Route 135 & Main Street
  Westernport, MD 21562

WASHINGTOWN COUNTY

Hagerstown

- ☐ **Hagerstown Office**
  130 South Edgewood Drive
  Hagerstown, MD 21740
- ☐ **Wesel Boulevard Office**
  1646 Wesel Boulevard
  Hagerstown, MD 21740

Smithsburg

- ☐ **Smithsburg Office**
  100 South Main Street
  Smithsburg, MD 21783

FREDERICK COUNTY

Myersville

- ☐ **Myersville Office**
  209 Main Street
  Myersville, MD 21773

Frederick

- ☐ **Riverside Office**
  Route 26
  1990 Monocacy Boulevard
  Frederick, MD 21701
- ☐ **Ballenger Creek Office**
  5868 Ballenger Creek Pike
  Frederick, MD 21703

WEST VIRGINIA

MINERAL COUNTY

- ☐ **Tri-Towns Office**
  51 Ashfield Street
  Piedmont, WV 26750
- ☐ **Keyser Office**
  Keyser Square Mall
  Keyser, WV 26726

HARDY COUNTY

- ☐ **Moorefield Office**
  South Branch Square
  546 South Main Street
  Moorefield, WV 26836

BERKELEY COUNTY

- ☐ **Potomac Office**
  U.S. Route 11 and Grade Road
  Falling Waters, WV 25419
- ☐ **Martinsburg Office**
  100 South Queen Street
  Martinsburg, WV 25401
- ☐ **South Berkeley Office**
  U.S. Route 11 and WV Route 51
  Inwood, WV 25428
- ☐ **South Foxcroft Office**
  980 Foxcroft Avenue
  Martinsburg, WV 25401
- ☐ **Edwin Miller Boulevard Office**
  1286 Edwin Miller Boulevard
  Martinsburg, WV 25404

MONONGALIA COUNTY

- ☐ **Sabraton Office**
  1951 Hunter's Way
  Morgantown, WV 26505
- ☐ **Star City Office**
  7 Chaplin Road
  Morgantown, WV 26501
- ○ **Book Exchange**
  342 Patteson Drive
  Morgantown, WV 26505


FIRST UNITED
CORPORATION

1-888-mybank4
www.mybank4.com


MyBank
DELIVERS
SOLUTIONS

Office and Automatic Teller (ATM) Locations


FIRST UNITED
LOCATIONS
Office
ATM
Office and ATM




PENNSYLVANIA
MARYLAND
WEST VIRGINIA
VIRGINIA
Smithsburg
Hagerstown
Myersville
Frederick
Martinsburg
Cumberland
Frostburg
Lavale
Grantsville
Friendsville
Morgantown
Bel Air
Westernport
Deep Creek
Oakland
Tri-Towns
Keyser
Moorefield

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number 0-14237

FIRST UNITED CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	52-13[illegible]70
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*
19 South Second Street, Oakland, Maryland	**21550-0009**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(800) 470-4356**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange on Which Registered:
Common Stock, par value $.01 per share	**Nasdaq Global Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes |_| No |**X**|

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes |_| No |**X**|

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |**X**| No |_|

Indicate by check mark if disclosures of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.|_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. (See definition of "accelerated filer", "large accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act). (check one): Large accelerated filer |_| Accelerated filer |**X**| Non-accelerated filer |_| Smaller reporting company |_|

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).Yes |_| No |**X**|

The aggregate market value of the registrant's outstanding voting and non-voting common equity held by non-affiliates as of June 30, 2007: **$ 122,106,302.**

The number of shares of the registrant's common stock outstanding as of February 28, 2008: **6,129,674**

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2008 Annual Meeting of Shareholders to be filed with the SEC pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

First United Corporation
Table of Contents

Forward-Looking Statements

This Annual Report of First United Corporation (the "Corporation" on a parent only basis and "we", "our" or "us", on a consolidated basis) filed on Form 10-K may contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Readers of this report should be aware of the speculative nature of "forward-looking statements". Statements that are not historical in nature, including those that include the words "anticipate", "estimate", "should", "expect", "believe", "intend", and similar expressions, are based on current expectations, estimates and projections about, among other things, the industry and the markets in which the Corporation operates, and they are not guarantees of future performance. Whether actual results will conform to expectations and predictions is subject to known and unknown risks and uncertainties, including risks and uncertainties discussed in this report; general economic, market, or business conditions; changes in interest rates, deposit flow, the cost of funds, and demand for loan products and financial services; changes in our competitive position or competitive actions by other companies; changes in the quality or composition of loan and investment portfolios; the ability to manage growth; changes in laws or regulations or policies of federal and state regulators and agencies; and other circumstances beyond our control. Consequently, all of the forward-looking statements made in this document are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated will be realized, or if substantially realized, will have the expected consequences on our business or operations. For a more complete discussion of these and other risk factors, see Item 1A of Part I of this report. Except as required by applicable laws, the Corporation does not intend to publish updates or revisions of forward-looking statements it makes to reflect new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

General

The Corporation is a Maryland corporation chartered in 1985 and a financial holding company registered under the federal Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Corporation's primary business is serving as the parent company of First United Bank & Trust, a Maryland trust company (the "Bank"), First United Insurance Group, LLC, a Maryland insurance agency (the "Insurance Group"), OakFirst Loan Center, Inc., a West Virginia finance company, and OakFirst Loan Center, LLC, a Maryland finance company, (together with OakFirst Loan Center, Inc. the "OakFirst Loan Centers"). OakFirst Loan Center, Inc. has one subsidiary, First United Insurance Agency, Inc., which is a Maryland insurance agency.

At December 31, 2007, the Corporation had assets of approximately $1.48 billion, net loans of approximately $1.04 billion, and deposits of approximately $1.09 billion. Shareholders' equity at December 31, 2007 was approximately $105 million.

The Corporation maintains an Internet site at www.mybankfirstunited.com on which it makes available, free of charge, its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the Securities and Exchange Commission (the "SEC").

Banking Products and Services

The Bank operates 26 banking offices, one call center and 35 Automated Teller Machines ("ATM's") in the following Maryland Counties: Garrett, Allegany, Washington and Frederick; and in the following West Virginia Counties: Mineral, Berkeley, Hardy and Monongalia. The Bank is an independent community bank providing a complete range of retail and commercial banking services to businesses and individuals in its market areas. Services offered are essentially the same as those offered by the regional institutions that compete with the Bank and include checking, savings, and money market deposit accounts, business loans, personal loans, mortgage loans, lines of credit, and consumer-oriented financial services including IRA and employee benefit accounts. In addition, the Bank provides full brokerage services through a networking arrangement with PrimeVest Financial Services, Inc., a full service broker-dealer. The Bank also provides safe deposit and night depository facilities, and a complete line of insurance products and trust services. The Bank's deposits are insured by the Federal Deposit Insurance Corporation (the "FDIC").

Lending Activities--The majority of the Corporation's lending activities are conducted through the Bank.

The Bank's commercial loans are primarily secured by real estate, commercial equipment, vehicles or other assets of the borrower. Repayment is often dependent on the successful operation of the borrower and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Bank's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

Commercial real estate loans are primarily those secured by land for residential and commercial development, agricultural purpose properties, service industry buildings such as restaurants and motels, retail buildings and general purpose business space. The Bank attempts to mitigate the risks associated with these loans through low loan to value ratio standards, thorough financial analyses, and management's knowledge of the local economy in which the Bank lends.

The risk of loss associated with commercial real estate construction lending is controlled through conservative underwriting procedures such as loan to value ratios of 80% or less, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

The Bank's residential mortgage portfolio is evenly distributed between variable and fixed rate loans. Many loans are booked at fixed rates in order to meet the Bank's requirements under the Community Reinvestment Act. Other fixed rate residential mortgage loans are originated in a brokering capacity on behalf of other financial institutions, for which the Bank receives a fee. As with any consumer loan, repayment is dependent on the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy. Residential mortgage loans exceeding an internal loan-to-value ratio require private mortgage insurance. Title insurance protecting the Bank's lien priority, as well as fire and casualty insurance, is also required.

Home equity lines of credit, included within the residential mortgage portfolio, are secured by the borrower's home and can be drawn on at the discretion of the borrower. These lines of credit are at variable interest rates.

The Bank also provides residential real estate construction loans to builders and individuals for single family dwellings. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to 12 months and may have a fixed or variable rate. Permanent financing for individuals offered by the Bank includes fixed and variable rate loans with three, five or seven year adjustable rate mortgages.

A variety of other consumer loans are also offered to customers, including indirect and direct auto loans, and other secured and unsecured lines of credit and term loans. Careful analysis of an applicant's creditworthiness is performed before granting credit, and on-going monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early.

An allowance for loan losses is maintained to provide for anticipated losses from our lending activities. A complete discussion of the factors considered in determination of the allowance for loan losses is included in Item 7 of Part II of this report.

Additionally, we meet the lending needs of under-served customer groups within our market areas in part through OakFirst Loan Center, Inc., located in Martinsburg, West Virginia, and OakFirst Loan Center, LLC, located in Hagerstown, Maryland.

Deposit Activities—The Bank offers a full array of deposit products including checking, savings and money market accounts, regular and IRA certificates of deposit, Christmas Savings accounts, College Savings accounts, and Health Savings accounts. The Bank also offers the CDARS program to municipalities, providing them up to $50 million of FDIC insurance. In addition, we offer our commercial customers packages which include Treasury Management, Cash Sweep and various checking opportunities.

Trust Services--The Bank's Trust Department offers a full range of trust services, including personal trust, investment agency accounts, charitable trusts, retirement accounts including IRA roll-overs, 401(k) accounts and defined benefit plans, estate administration and estate planning.

Information about our income from and assets related to our banking business may be found in the consolidated statements of financial condition and the consolidated statements of income and the related notes thereto included in Item 8 of Part II of this annual report. At December 31, 2007, 2006 and 2005, the total market value of assets under the supervision of the Bank's Trust Department was approximately $547 million, $502 million and $468 million, respectively. Trust Department revenues for these years may be found in the Consolidated Statements of Income under the heading "Other operating income", which is contained in Item 8 of Part II of this annual report.

Insurance Activities

We offer a full range of insurance products and services to customers in our market areas through the Insurance Group and First United Insurance Agency, Inc. Information about income from insurance activities for each of the years ended December 31, 2007, 2006 and 2005 may be found under "Other Operating Income" in the consolidated statements of income included in Item 8 of Part II of this annual report.

COMPETITION

The banking business, in all of its phases, is highly competitive. Within our market areas, we compete with commercial banks, (including local banks and branches or affiliates of other larger banks), savings and loan associations and credit unions for loans and deposits, with consumer finance companies for loans, with insurance companies and their agents for insurance products, and with other financial institutions for various types of products and services. There is also competition for commercial and retail banking business from banks and financial institutions located outside our market areas.

The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services.

To compete with other financial services providers, we rely principally upon local promotional activities, personal relationships established by officers, directors and employees with its customers, and specialized services tailored to meet its customers' needs. In those instances in which we are unable to accommodate a customer's needs, we attempt to arrange for those services to be provided by other financial services providers with which we have a relationship.

The following table sets forth deposit data for the Maryland and West Virginia Counties in which the Bank maintains offices as of June 30, 2007, the most recent date for which comparative information is available.

	Offices (in Market)	Deposits (in thousands)	Market Share
Allegany County, Maryland:			
Susquehanna Bank	5	$ 232,809	36.74%
Manufacturers & Traders Trust Company	7	184,858	29.17%
First United Bank & Trust	**4**	**122,520**	**19.34%**
Farmers & Mechanics Bank	3	58,626	9.25%
Standard Bank	2	34,816	5.49%

Source: FDIC Deposit Market Share Report

Frederick County, Maryland:

Farmers & Mechanics Bank	19	1,123,266	35.39%
Branch Banking & Trust Co.	12	612,184	19.29%
Bank of America NA	5	230,392	7.26%
Frederick County Bank	4	225,110	7.09%
Manufacturers & Traders Trust Company	6	191,286	6.03%
Woodsboro Bank	7	161,077	5.07%
Chevy Chase Bank FSB	6	142,747	4.50%
SunTrust Bank	3	124,268	3.91%
Middletown Valley Bank	4	108,302	3.41%
First United Bank & Trust	**3**	**99,719**	**3.14%**
Sandy Spring Bank	4	67,427	2.12%
Provident Bank of Maryland	2	38,029	1.20%
Damascus Community Bank	2	19,508	0.61%
Columbia Bank	2	17,540	0.55%
Sovereign Bank	3	11,835	0.37%
First Tennessee Bank NA	1	1,683	0.05%

Source: FDIC Deposit Market Share Report

Garrett County, Maryland:

First United Bank & Trust	**5**	**549,343**	**73.59%**
Manufacturers & Traders Trust Co.	5	103,420	13.85%
Susquehanna Bank	2	67,208	9.00%
Clear Mountain Bank	1	22,396	3.00%
Miners & Merchants Bank	1	4,126	0.55%

Source: FDIC Deposit Market Share Report

Washington County, Maryland:

Susquehanna Bank	10	507,796	26.84%
Hagerstown Trust Co.	11	417,008	22.04%
Manufacturers & Traders Trust Company	12	396,283	20.94%
Sovereign Bank	4	193,993	10.25%
Farmers & Mechanics Bank	6	180,030	9.52%
First United Bank & Trust	**3**	**62,755**	**3.32%**
First National Bank of Greencastle	3	50,976	2.69%
Chevy Chase Bank FSB	2	36,123	1.91%
Citizens National Bank of Berkeley Springs	1	28,012	1.48%
Orrstown Bank	1	8,093	0.43%
Centra Bank	2	6,203	0.33%
Jefferson Security Bank	1	4,751	0.25%

Source: FDIC Deposit Market Share Report

Berkeley County, West Virginia:

Branch Banking & Trust Co.	5	321,383	31.53%
Centra Bank Inc.	3	195,658	19.19%
First United Bank & Trust	**5**	**123,396**	**12.10%**
Susquehanna Bank	4	112,274	11.01%
City National Bank of West Virginia	3	110,416	10.83%
Jefferson Security Bank	2	59,338	5.82%
Citizens National Bank of Berkeley Springs	3	51,156	5.02%
Bank of Charles Town	2	36,879	3.62%
Summit Community Bank	1	8,905	0.87%

Source: FDIC Deposit Market Share Report

Hardy County, West Virginia:

Summit Community Bank, Inc.	2	255,061	62.67%
Capon Valley Bank	3	105,042	25.81%
Pendleton Community Bank, Inc.	1	20,698	5.09%
First United Bank & Trust	**1**	**14,486**	**3.56%**
Grant County Bank	1	11,694	2.87%

Source: FDIC Deposit Market Share Report

Mineral County, West Virginia:

Branch Banking & Trust Co.	2	78,164	31.59%
First United Bank & Trust	**2**	**76,834**	**31.05%**
Manufacturers & Traders Trust Co.	2	51,300	20.73%
Grant County Bank	1	41,172	16.64%

Source: FDIC Deposit Market Share Report

Monongalia County, West Virginia:

Huntington National Bank	6	423,006	27.06%
Centra Bank, Inc.	5	417,950	26.74%
Branch Banking & Trust Co.	5	334,437	21.40%
United Bank	4	172,517	11.04%
Wesbanco Bank, Inc.	5	92,227	5.90%
Clear Mountain Bank	4	63,125	4.04%
Citizens Bank of Morgantown, Inc.	1	21,487	1.37%
First United Bank & Trust	**2**	**20,669**	**1.32%**
First Exchange Bank	2	17,646	1.13%

Source: FDIC Deposit Market Share Report

For further information about competition in our market areas, see the Risk Factor entitled "*We operate in a competitive environment*" in Item 1A of Part I of this annual report.

SUPERVISION AND REGULATION

The following is a summary of the material regulations and policies applicable to the Corporation and its subsidiaries and is not intended to be a comprehensive discussion. Changes in applicable laws and regulations may have a material effect on our business.

General

The Corporation is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

The Bank is a Maryland trust company subject to the banking laws of Maryland and to regulation by the Commissioner of Financial Regulation of Maryland, who is required by statute to make at least one examination in each calendar year (or at 18-month intervals if the Commissioner determines that an examination is unnecessary in a particular calendar year). The Bank also has offices in West Virginia, and the operations of these offices are subject to West Virginia laws and to supervision and examination by the West Virginia Division of Banking. As a member of the FDIC, the Bank is also subject to certain provisions of federal law and regulations regarding deposit insurance and activities of insured state-chartered banks, including those that require examination by the FDIC. In addition to the foregoing, there are a myriad of other federal and state laws and regulations that affect, impact or govern the business of banking, including consumer lending, deposit-taking, and trust operations.

All non-bank subsidiaries of the Corporation are subject to examination by the FRB, and, as affiliates of the Bank, are subject to examination by the FDIC and the Commissioner of Financial Regulation of Maryland. In addition, OakFirst Loan Center, Inc. is subject to licensing and regulation by the West Virginia Division of Banking, OakFirst Loan Center, LLC is subject to licensing and regulation by the Commissioner of Financial Regulation of Maryland, and the Insurance Group and First United Insurance Agency, Inc. are each subject to licensing and regulation by various state insurance authorities. Retail sales of insurance products by these insurance affiliates are also subject to the requirements of the Interagency Statement on Retail Sales of Nondeposit Investment Products promulgated in 1994 by the FDIC, the FRB, the Office of the Comptroller of the Currency, and the Office of Thrift Supervision.

Regulation of Financial Holding Companies

In November 1999, the federal Gramm-Leach-Bliley Act (the "GLBA") was signed into law. GLBA revises the BHC Act and repeals the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under GLBA, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." GLBA provides that a financial holding company may engage in a full range of financial activities, including insurance and securities sales and underwriting activities, and real estate development, with new expedited notice procedures. Maryland law generally permits state-chartered banks, including the Bank, to engage in the same activities, directly or through an affiliate, as national banking associations. GLBA permits certain qualified national banking associations to form financial subsidiaries, which have broad authority to engage in all financial activities except insurance underwriting, insurance investments, real estate investment or development, or merchant banking. Thus, GLBA has the effect of broadening the permitted activities of the Corporation and the Bank.

The Corporation and its affiliates are subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Corporation and its non-bank affiliates by the Bank. Section 23B requires that transactions between the Bank and the Corporation and its non-bank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

Under FRB policy, the Corporation is expected to act as a source of strength to the Bank, and the FRB may charge the Corporation with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. In addition, under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 ("FIRREA"), depository institutions insured by the FDIC can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. Accordingly, in the event that any insured subsidiary of the Corporation causes a loss to the FDIC, other insured subsidiaries of the Corporation could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to obligations of a financial institution to its shareholders and obligations to other affiliates.

Federal Banking Regulation

Federal banking regulators, such as the FRB and the FDIC, may prohibit the institutions over which they have supervisory authority from engaging in activities or investments that the agencies believe are unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, and principal shareholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. We believe that the Bank meets substantially all standards that have been adopted. FDICIA also imposes new capital standards on insured depository institutions.

The Community Reinvestment Act ("CRA") requires the FDIC, in connection with its examination of financial institutions within its jurisdiction, to evaluate the record of those financial institutions in meeting the credit needs of their communities, including low and moderate income neighborhoods, consistent with principles of safe and sound banking practices. These factors are also considered by all regulatory agencies in evaluating mergers, acquisitions and applications to open a branch or facility. As of the date of its most recent examination report, the Bank has a CRA rating of "Satisfactory".

The Bank's deposits are insured to a maximum of $100,000 per depositor through the Deposit Insurance Fund, which is administered by the FDIC, and the Bank is required to pay semi-annual deposit insurance premium assessments to the FDIC. The Bank paid $.2 million in FDIC premiums during 2007. The Deposit Insurance Fund was created pursuant to the Federal Deposit Insurance Reform Act of 2005, which was signed into law on February 8, 2006. Under this new law, (i) the current $100,000 deposit insurance coverage will be indexed for inflation (with adjustments every five years, commencing January 1, 2011), and (ii) deposit insurance coverage for retirement accounts was increased to $250,000 per participant subject to adjustment for inflation. In addition, the FDIC will be given greater latitude in setting the assessment rates for insured depository institutions which could be used to impose minimum assessments.

For a discussion of the regulatory capital requirements and related restrictions to which the Corporation and the Bank are subject, see the "Capital Requirements" discussion that immediately follows.

Capital Requirements

FDICIA established a system of prompt corrective action to resolve the problems of undercapitalized institutions. Under this system, the federal banking regulators are required to rate supervised institutions on the basis of five capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized;" and to take certain mandatory actions (and are authorized to take other discretionary actions) with respect to institutions in the three undercapitalized categories. The severity of the actions will depend upon the category in which the institution is placed. A depository institution is "well capitalized" if it has a total risk based capital ratio of 10% or greater, a Tier 1 risk based capital ratio of 6% or greater, and a leverage ratio of 5% or greater and is not subject to any order, regulatory agreement, or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized" institution is defined as one that has a total risk based capital ratio of 8% or greater, a Tier 1 risk based capital ratio of 4% or greater and a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1).

FDICIA generally prohibits a depository institution from making any capital distribution, including the payment of cash dividends, or paying a management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. For a capital restoration plan to be acceptable, the depository institution's parent holding company must guarantee (subject to certain limitations) that the institution will comply with such capital restoration plan.

Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized and requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized depository institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

Further information about our capital resources is provided in the "Capital Resources" section of Item 7 of Part II of this annual report. Information about the capital ratios of the Corporation and of the Bank as of December 31, 2007 may be found in Note 2 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

USA PATRIOT ACT

Congress adopted the USA PATRIOT Act (the "Patriot Act") on October 26, 2001 in response to the terrorist attacks that occurred on September 11, 2001. Under the Patriot Act, certain financial institutions, including banks, are required to maintain and prepare additional records and reports that are designed to assist the government's efforts to combat terrorism. The Patriot Act includes sweeping anti-money laundering and financial transparency laws that require additional regulations, including, among other things, standards for verifying client identification when opening an account and rules to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering.

Federal Securities Law

The shares of the Corporation's common stock are registered with the Securities and Exchange Commission (the "SEC") under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and listed on the Nasdaq Stock Market's Global Market. The Corporation is subject to information reporting requirements, proxy solicitation requirements, insider trading restrictions and other requirements of the Exchange Act, including the requirements imposed under the federal Sarbanes-Oxley Act of 2002. Among other things, loans to and other transactions with insiders are subject to restrictions and heightened disclosure, directors and certain committees of the Board must satisfy certain independence requirements, and the Corporation is generally required to comply with certain corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Bank are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. Government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid on deposits. The monetary policies of the FRB authorities have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Corporation and its subsidiaries.

SEASONALITY

Management does not believe that our business activities are seasonal in nature. Deposit, loan, and insurance demand may vary depending on local and national economic conditions, but management believes that any variation will not have a material impact on our planning or policy-making strategies.

EMPLOYEES

At December 31, 2007, we employed approximately 472 individuals, of whom 423 were full-time employees.

ITEM 1A. RISK FACTORS

The following factors should be considered carefully in evaluating an investment in shares of common stock of the Corporation.

Risks Relating to the Corporation and its Affiliates

The Corporation's future depends on the successful growth of its subsidiaries.

The Corporation's primary business activity for the foreseeable future will be to act as the holding company of the Bank and its other direct and indirect subsidiaries. Therefore, the Corporation's future profitability will depend on the success and growth of these subsidiaries. In the future, part of the Corporation's growth may come from buying other banks and buying or establishing other companies. Such entities may not be profitable after they are purchased or established, and they may lose money, particularly at first. A new bank or company may bring with it unexpected liabilities, bad loans, or bad employee relations, or the new bank or company may lose customers.

The majority of our business is concentrated in Maryland and West Virginia; a significant amount of our business is concentrated in real estate lending.

Because most of our loans are made to Western Maryland and Northeastern West Virginia borrowers, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose loan portfolios are geographically diverse. Further, we make many real estate secured loans, including construction and land development loans, all of which are in greater demand when interest rates are low and economic conditions are good. There can be no guarantee that good economic conditions or low interest rates will continue to exist. Moreover, the market values of the real estate securing our loans may deteriorate due to a number of unpredictable factors, which could cause us to lose money in the event a borrower failed to repay a loan and we were forced to foreclose on the property. Additionally, the FRB and the FDIC, along with the other federal banking regulators, issued final guidance on December 6, 2006 entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" directed at institutions that have particularly high concentrations of commercial real estate loans within their lending portfolios. This guidance suggests that institutions whose commercial real estate loans exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk and may be required to maintain higher capital ratios than institutions with lower concentrations in commercial real estate lending. Based on our commercial real estate concentration as of December 31, 2007, we may be subject to further supervisory analysis during future examinations. Although we continuously evaluate our concentration and risk management strategies, we cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our commercial real estate portfolio. Management cannot predict the extent to which this guidance will impact our operations or capital requirements.

The Bank may experience loan losses in excess of its allowance.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management of First United Bank & Trust maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable. If management's assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of its examination process, our earnings and capital could be significantly and adversely affected. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Material additions to the allowance for loan losses could result in a material decrease in our net income and capital, and could have a material adverse effect on our financial condition.

Interest rates and other economic conditions will impact our results of operations.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our profitability is in part a function of the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities (i.e., net interest income), including advances from the Federal Home Loan Bank of Atlanta. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing assets and liabilities and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. More assets repricing or maturing than liabilities over a given time period is considered asset-sensitive and is reflected as a positive gap, and more liabilities repricing or maturing than assets over a given time period is considered liability-sensitive and is reflected as negative gap. An asset-sensitive position (i.e., a positive gap) could enhance earnings in a rising interest rate environment and could negatively impact earnings in a falling interest rate environment, while a liability-sensitive position (i.e., a negative gap) could enhance earnings in a falling interest rate environment and negatively impact earnings in a rising interest rate environment. Fluctuations in interest rates are not predictable or controllable. We have attempted to structure our asset and liability management strategies to mitigate the impact on net interest income of changes in market interest rates, but there can be no assurance that these attempts will be successful in the event of such changes.

The market value of our investments could decline.

As of December 31, 2007, we had classified 100% of our investment securities as available-for-sale pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115 relating to accounting for investments. SFAS No. 115 requires that unrealized gains and losses in the estimated value of the available-for-sale portfolio be "marked to market" and reflected as a separate item in shareholders' equity (net of tax) as accumulated other comprehensive income. There can be no assurance that future market performance of our investment portfolio will enable us to realize income from sales of securities. Shareholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. Moreover, there can be no assurance that the market value of our investment portfolio will not decline, causing a corresponding decline in shareholders' equity.

Management believes that several factors will affect the market values of our investment portfolio. These include, but are not limited to, changes in interest rates or expectations of changes, the degree of volatility in the securities markets, inflation rates or expectations of inflation and the slope of the interest rate yield curve (the yield curve refers to the differences between shorter-term and longer-term interest rates; a positively sloped yield curve means shorter-term rates are lower than longer-term rates). Also, the passage of time will affect the market values of our investment securities, in that the closer they are to maturing, the closer the market price should be to par value. These and other factors may impact specific categories of the portfolio differently, and management cannot predict the effect these factors may have on any specific category.

We operate in a competitive environment.

We operate in a competitive environment, competing for loans, deposits, and customers with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Competition for other products, such as insurance and securities products, comes from other banks, securities and brokerage companies, insurance companies, insurance agents and brokers, and other non-bank financial service providers in our market area. Many of these competitors are much larger in terms of total assets and capitalization, have greater access to capital markets, and/or offer a broader range of financial services than those that we offer. In addition, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers.

In addition, current banking laws facilitate interstate branching, merger activity among banks, and expanded activities. Since September 1995, certain bank holding companies have been authorized to acquire banks throughout the United States. Since June 1, 1997, certain banks have been permitted to merge with banks organized under the laws of different states. As a result, interstate banking is now an accepted element of competition in the banking industry and the Corporation may be brought into competition with institutions with which it does not presently compete. Moreover, as discussed above, the GLBA revised the BHC Act in 2000 and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. These laws may increase the competition we face in our market areas in the future, although management cannot predict the degree to which such competition will impact our financial conditions or results of operations.

The loss of key personnel could disrupt our operations and result in reduced earnings.

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. Our current executive officers provide valuable services based on their many years of experience and in-depth knowledge of the banking industry. Due to the intense competition for financial professionals, these key personnel would be difficult to replace and an unexpected loss of their services could result in a disruption to the continuity of operations and a possible reduction in earnings.

The banking industry is heavily regulated; significant regulatory changes could adversely affect our operations.

Our operations will be impacted by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. The Corporation is subject to supervision by the FRB. The Bank is subject to supervision and periodic examination by the Maryland Commissioner of Financial Regulation, the West Virginia Division of Banking, and the FDIC. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution's growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. The Corporation and the Bank are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that either is found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that such changes may have on our future business and earnings prospects. Management also cannot predict the nature or the extent of the effect on our business and earnings of future fiscal or monetary policies, economic controls, or new federal or state legislation. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

We may be adversely affected by recent legislation.

As discussed above the GLBA repealed restrictions on banks affiliating with securities firms and it also permitted bank holding companies that become financial holding companies to engage in additional financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities that are currently not permitted for bank holding companies. Although the Corporation is a financial holding company, this law may increase the competition we face from larger banks and other companies. It is not possible to predict the full effect that this law will have on us.

The Sarbanes-Oxley Act of 2002 requires management of publicly traded companies to perform an annual assessment of their internal controls over financial reporting and to report on whether the system is effective as of the end of the Company's fiscal year. Disclosure of significant deficiencies or material weaknesses in internal controls could cause an unfavorable impact to shareholder value by affecting the market value of our stock.

The Patriot Act reinforced the importance of implementing and following procedures required by the Bank Secrecy Act and money laundering issues. Non-compliance with this act or failure to file timely and accurate documentation could expose the company to adverse publicity as well as fines and penalties assessed by regulatory agencies.

We may be subject to claims and the costs of defensive actions.

Our customers may sue us for losses due to alleged breaches of fiduciary duties, errors and omissions of employees, officers and agents, incomplete documentation, our failure to comply with applicable laws and regulations, or many other reasons. Also, our employees may knowingly or unknowingly violate laws and regulations. Management may not be aware of any violations until after their occurrence. This lack of knowledge may not insulate us from liability. Claims and legal actions may result in legal expenses and liabilities that may reduce our profitability and hurt our financial condition.

We may not be able to keep pace with developments in technology.

We use various technologies in conducting our businesses, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other financial institutions may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

Risks Relating to the Corporation's Common Stock

The Corporation's ability to pay dividends is limited.

The Corporation's ability to pay dividends to shareholders is largely dependent upon the receipt of dividends from the Bank. Both federal and state laws impose restrictions on the ability of the Bank to pay dividends. Federal law generally prohibits the payment of a dividend by a troubled institution. Under Maryland law, a state-chartered commercial bank may pay dividends only out of undivided profits or, with the prior approval of the Commissioner, from surplus in excess of 100% of required capital stock. If however, the surplus of a Maryland bank is less than 100% of its required capital stock, cash dividends may not be paid in excess of 90% of net earnings. In addition to these specific restrictions, bank regulatory agencies also have the ability to prohibit proposed dividends by a financial institution which would otherwise be permitted under applicable regulations if the regulatory body determines that such distribution would constitute an unsafe or unsound practice. Because of these limitations, there can be no guarantee that we will declare dividends in any fiscal quarter.

Shares of the Corporation's common stock are not insured.

Shares of the Corporation's common stock do not represent deposits and investments in these shares are not insured against loss by the government.

Shares of the Corporation's common stock are not heavily traded.

The shares of the Corporation's common stock are listed on the NASDAQ Global Select Market and are not heavily traded. Securities that are not heavily traded can be more volatile than stock trading in an active public market. Factors such as our financial results, the introduction of new products and services by us or our competitors, and various factors affecting the banking industry generally may have a significant impact on the market price of our common stock. Management cannot predict the extent to which an active public market for our securities will develop or be sustained in the future. In recent years, the stock market has experienced a high level of price and volume volatility, and market prices for the securities of many companies have experienced wide price fluctuations that have not necessarily been related to their operating performance. Therefore, our shareholders may not be able to sell their shares at the volumes, prices, or times that they desire.

The Corporation's Articles of Incorporation and By-Laws may discourage a corporation takeover.

The Amended and Restated Articles of Incorporation and By-Laws of the Corporation contain certain provisions designed to enhance the ability of the Board of Directors to deal with attempts to acquire control of the corporation. First, the Board of Directors is classified into three classes. Directors of each class serve for staggered three-year periods, and no director may be removed except for cause, and then only by the affirmative vote of either a majority of the entire Board of Directors or a majority of the outstanding voting stock. Second, the Board has the authority to classify and reclassify unissued shares of stock of any class or series of stock by setting, fixing, eliminating, or altering in any one or more respects the preferences, rights, voting powers, restrictions and qualifications of, dividends on, and redemption, conversion, exchange, and other rights of, such securities. The Board could use this authority, along with its authority to authorize the issuance of securities of any class or series, to issue shares having terms favorable to management to a person or persons affiliated with or otherwise friendly to management. In addition to the foregoing, Maryland law contains anti-takeover provisions, such as restrictions on "control share acquisitions" and "business combinations" with certain interested stockholders that apply to the Corporation.

Although these provisions do not preclude a takeover, they may have the effect of discouraging a takeover attempt that would not be approved by the Board of Directors, but pursuant to which shareholders might receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction might not have the opportunity to do so. Such provisions will also render the removal of the Board of Directors and of management more difficult and, therefore, may serve to perpetuate current management. Such provisions could potentially adversely affect the market price of our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The headquarters of the Corporation and the Bank occupies approximately 29,000 square feet at 19 South Second Street, Oakland, Maryland, a 30,000 square feet operations center located at 12892 Garrett Highway, Oakland Maryland and 8,500 square feet at 102 South Second Street, Oakland, Maryland. These premises are owned by the Corporation. The Bank owns 20 of its banking offices and leases six. The Corporation also leases five offices of non-bank subsidiaries. Total rent expense on the leased offices and properties was $.53 million in 2007.

ITEM 3. LEGAL PROCEEDINGS

We are at times, in the ordinary course of business, subject to legal actions. Management, upon the advice of counsel, believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Shares of the Corporation's common stock are listed on the NASDAQ Global Select Market under the symbol "FUNC". As of February 28, 2008, the Corporation had 2,033 shareholders of record. The high and low sales prices for, and the cash dividends declared on, the shares of the Corporation's common stock for each quarterly period of 2007 and 2006 are set forth below.

2007	High	Low	Dividends Declared
1st Quarter	$23.49	$21.72	$.195
2nd Quarter	24.00	19.26	.195
3rd Quarter	21.50	17.95	.195
4th Quarter	21.95	18.70	.200

2006	High	Low	Dividends Declared
1st Quarter	$22.83	$20.29	$.190
2nd Quarter	23.35	20.29	.190
3rd Quarter	22.00	20.31	.190
4th Quarter	22.79	21.05	.195

Cash dividends are typically declared on a quarterly basis and are at the discretion of the Corporation's Board of Directors. Dividends to shareholders are generally dependent on the ability of the Corporation's subsidiaries, especially the Bank, to declare dividends to the Corporation. The ability of these entities to declare dividends are limited by federal and state banking laws and/or state corporate laws. Further information about these limitations may be found in Note 13 to the Consolidated Financial Statements and in Item 1A of Part I under the caption "*The Corporation's ability to pay dividends is limited*", each of which is incorporated herein by reference. There can be no guarantee that dividends will be declared in any fiscal quarter.

Market makers for the Corporation's common stock are:

<u>FERRIS BAKER WATTS</u>

12 North Liberty St.
Cumberland, MD 21502
(301)724-7161
(800)776-0629

113 S. Potomac St.
Hagerstown, MD 21740
(301)733-7111
(800)344-4413

<u>SCOTT AND STRINGFELLOW, INC.</u>

909 East Main Street
Richmond, VA 23219
(804)643-1811
(800)552-7757

First United Corporation Stock Performance Graph

The following graph compares the yearly percentage change in the cumulative total return for First United Corporation common stock for the five years ended December 31, 2007. This data is compared to the NASDAQ Composite market index and the SNL $1 billion to $5 billion Bank Index during the same time period. Total return numbers are calculated as change in stock price for the period indicated with dividends being reinvested.



Total Return Performance
First United Corporation
NASDAQ Composite
SNL Bank $1B-$5B Index
Index Value
225
200
175
150
125
100
75
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	Period Ending					
Index	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**
First United Corporation	100.00	153.50	133.97	143.33	153.11	145.15
NASDAQ Composite	100.00	150.01	162.89	165.13	180.85	198.60
SNL Bank $1B-$5B Index	100.00	135.99	167.83	164.97	190.90	139.06

Equity Compensation Plan Information

At the 2007 Annual Meeting of Shareholders, the Corporation's shareholders approved the First United Corporation Omnibus Equity Compensation Plan (the "Omnibus Plan"), which authorizes the grant of stock options, stock appreciation rights, stock awards, stock units, performance units, dividend equivalents, and other stock-based awards. The following table contains information about the Omnibus Plan as of December 31, 2007:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(1)
Equity compensation plans approved by security holders	0	N/A	185,000
Equity compensation plans not approved by security holders	0	N/A	N/A
Total	0	N/A	185,000

Note:

(1) In addition to stock options and stock appreciation rights, the Omnibus Plan permits the grant of stock awards, stock units, performance units, dividend equivalents, and other stock-based awards. Subject to the anti-dilution provisions of the Omnibus Plan, the maximum number of shares for which awards may be granted to any one participant in any calendar year is 20,000, without regard to whether an award is paid in cash or shares.

Issuer Repurchases of Securities

The following table provides information about shares of common stock purchased by or on behalf of First United Corporation and its affiliates (as defined by Exchange Act Rule 10b-18) during the quarter ended December 31, 2007:

Issuer Purchases of Equity Securities

Period	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 2007	4,000	19.97	4,000	302,200
November 2007	13,000	19.80	13,000	289,200
December 2007	8,100	20.97	8,100	281,100
Total	**25,100**	**$20.20**	**25,100**	**281,100**

Note:

(1) All shares were purchased under First United Corporation's repurchase plan that was adopted effective August 15, 2007. The adoption of this plan was publicly announced on August 21, 2007. The plan authorizes the repurchase of up to 307,500 shares of common stock in open market and/or private transactions at such times and in such amounts per transaction as the Chairman and Chief Executive Officer of First United Corporation determines to be appropriate. The repurchase plan will continue until all shares are repurchased, unless earlier terminated by First United Corporation.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain selected financial data for the five years ended December 31, 2007 and is qualified in its entirety by the detailed information and financial statements, including notes thereto, included elsewhere or incorporated by reference in this annual report.

(In thousands, except per share data)

	2007	2006	2005	2004	2003
Balance Sheet Data					
Total Assets	$ 1,478,909	$ 1,349,317	$ 1,310,991	$ 1,233,901	$ 1,108,241
Net Loans	1,035,962	957,126	954,545	904,635	786,051
Investment Securities	304,908	263,272	230,095	210,661	223,615
Deposits	1,092,740	971,381	955,854	850,661	750,161
Long-term Borrowings	178,451	166,330	128,373	175,415	191,735
Shareholders' Equity	104,665	96,856	92,039	86,356	84,191
Operating Data					
Interest Income	$ 93,565	$ 80,269	$ 69,756	$ 60,682	$ 57,703
Interest Expense	49,331	39,335	29,413	24,016	23,601
Net Interest Income	44,234	40,934	40,343	36,666	34,102
Provision for Loan Losses	2,312	1,165	1,078	2,534	833
Other Operating Income	15,092	14,041	14,088	12,971	11,867
Other Operating Expense	38,475	35,490	34,654	35,969	29,821
Income Before Tax	18,539	18,320	18,699	11,134	15,315
Income Tax	5,746	5,743	6,548	3,507	4,566
Net Income	$ 12,793	$ 12,577	$ 12,151	$ 7,627	$ 10,749
Per Share Data					
Net Income	$2.08	$2.05	$1.99	$1.25	$1.77
Dividends Paid	.78	.76	.74	.72	.70
Book Value	17.05	15.77	15.04	14.17	13.83
Significant Ratios					
Return on Average Assets	.90%	.96%	.95%	.65%	1.03%
Return on Average Equity	12.70%	13.07%	13.61%	8.91%	13.10%
Dividend Payout Ratio	37.50%	37.07%	37.44%	58.00%	39.65%
Average Equity to Average Assets	7.10%	7.35%	7.00%	7.28%	7.88%
Total Risk-based Capital Ratio	12.51%	12.95%	12.66%	12.24%	11.77%
Tier I Capital to Risk Weighted Assets	11.40%	11.81%	11.45%	10.81%	11.04%
Tier I Capital to Average Assets	8.91%	9.08%	8.64%	8.44%	8.72%

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007, which appear in Item 8 of Part II of this annual report.

Overview

The Corporation is a financial holding company which, through the Bank and its non-bank subsidiaries, provides an array of financial products and services primarily to customers in four Western Maryland counties and four Northeastern West Virginia counties. Its principal operating subsidiary is the Bank, which consists of a community banking network of 26 branch offices located throughout its market areas. Our primary sources of revenue are interest income earned from our loan and investment securities portfolios and fees earned from financial services provided to customers.

Consolidated net income for 2007 totaled $12.8 million or $2.08 per share, compared to $12.6 million or $2.05 per share for 2006. The increase in net income resulted primarily from increases in other operating income, particularly, trust department income, insurance commissions, secondary market fees, and debit card income offset by a non-recurring pre-tax charge of approximately $1.6 million ($1.0 million or $.18 per share, net of tax) associated with the transfer of certain investment securities from the available-for-sale category to the trading category during the first quarter of 2007 and the subsequent sale of those securities during the second quarter. During 2007, earnings on interest-earning assets increased due to the increases in the general level of interest rates that occurred during the latter part of 2006 and during the first nine months of 2007, a restructuring of the investment portfolio and increased average balances of our interest-earning assets. However, this increase in interest income was substantially offset by increased interest expense paid on our interest-bearing liabilities due to rising interest rates and an increase in the related average balances. As a result of the factors impacting interest income and expense, our net interest income in 2007 increased $3.3 million when compared to 2006. Our net interest margin remained stable throughout 2007 despite the rising interest rate environment. The net interest margin fell slightly to 3.51% in 2007 from 3.52% in 2006. The provision for loan losses was $2.3 million in 2007, compared to $1.2 million for 2006. The increase in the provision in 2007 was due to increased net charge offs, an increase in non-accrual loans, loan growth and changes in economic conditions during 2007.

Our performance ratios declined during 2007 in comparison to 2006 due to the recognition of a $1.6 million pre-tax loss on the sale of investment securities in conjunction with a restructuring of our investment portfolio. The proceeds from the sale were reinvested in securities with a higher yield that should generate an additional $.9 million of interest income annually. Our year-to-date 2007 actual performance results compared to performance results exclusive of the impact of the non-recurring securities losses and the associated increase in interest income and taxes, are presented in the following table:

	For the years ended		
	December 31, 2007		December 31, 2006
	Actual	Performance Excluding Securities Loss & Associated Income and Taxes	Actual
Net Income	$ 12,793	$ 13,435	$ 12,577
Earnings Per Share	$ 2.08	$ 2.19	$ 2.05
Return on Average Equity	12.70%	13.38%	13.07%
Return on Average Assets	.90%	.95%	.96%

Operations in 2007 were impacted by the following factors and strategic initiatives:

Increased Loan and Deposit Growth/Impact on Net Interest Margin – We experienced a significant increase of $79.6 million in loans in 2007 when compared to 2006. Growth in the residential mortgage portfolio of $23.7 million was attributable to a $25 million mortgage loan purchase that was consummated at the end of April 2007. This purchase was offset by a slight decline in the in-house portfolio, which resulted from a flat interest rate yield curve and a shift to secondary market loans due to a consumer preference for fixed-rate mortgage loans. The Bank primarily originates fixed-rate loans for the secondary mortgage market. The commercial portfolio increased $83.9 million as a result of in-house production and commercial participations with other financial institutions. These increases were offset by a decline of $28 million in the installment loan portfolio. Interest income in 2007 exceeded the amount generated in prior years by $8.1 million (on a fully taxable equivalent basis) due to the increase in the loan portfolio. Interest income on investment securities increased by $5.2 million (on a fully taxable equivalent basis) due to a $45 million leverage strategy and the restructuring during the second quarter into higher yielding investments. (Additional information on the composition of interest income is available in Table 1 that appears on page 25).

Funding costs in 2007 increased as a result of the rising interest rate environment during the latter half of 2006 and the intense retail deposit competition in our market areas. Deposits at December 31, 2007 increased $121.4 million when compared to deposits at December 31, 2006. Interest-bearing demand deposits increased $130.0 million due to successful retail growth in money market products and an increase of $85 million in brokered money market funds. This increase was offset by a decline in time deposits of $100,000 or more and declines in non-interest bearing demand deposits.

The increases in the higher rate money market accounts throughout 2007 increased deposit interest expense by approximately $10.0 million when compared to 2006. Although net borrowings increased by $10.8 million in 2007 when compared to 2006, we realized a minimal increase in interest expense on these borrowings. The combination of increased loan and deposit growth, rising interest rates on our assets and liabilities, and the increased level of debt resulted in an increase in net interest income on a tax equivalent basis of $3.5 million (8%) in 2007 when compared to 2006.

The overall net interest margin declined slightly during 2007 to 3.51% from 3.52% in 2006 on a fully taxable equivalent basis.

Other Operating Income/Other Operating Expense -- Other operating income increased $1.1 million in 2007 when compared to 2006. Our continued emphasis on generating fee-based income resulted in increases in service charge income, trust department income, and insurance commission income. These increases were offset by the recognition of a one-time loss of $1.6 million associated with the transfer of investment securities from the available-for-sale category to the trading category in the first quarter of 2007 and the subsequent sale of these securities in the second quarter of 2007. Excluding this non-recurring charge, other operating income increased $2.7 million (18.9%) for 2007 when compared to 2006.

Other operating expenses increased 8% in 2007 when compared to 2006. The increase is attributable to increases in personnel expenses due to the hiring of several regional market presidents to strengthen our presence in key market areas, expansion of our branch network and normal merit increases. Occupancy and equipment expenses increased due to the opening of three new branch offices and our new operations center. In addition, we experienced increases in other expenses such as marketing, consulting and other miscellaneous expenses.

Dividends -- The Corporation continued its tradition of paying dividends to shareholders during 2007, increasing them to $0.78 per share, a 2.6% increase from $0.76 per share in 2006. The Corporation has paid quarterly cash dividends consistently since 1985, the year in which it was formed.

Looking Forward -- We will continue to face risks and challenges in the future, including: changes in local economic conditions in our core geographic markets; potential yield compression on loan and deposit products from existing competitors and potential new entrants in our markets; fluctuations in interest rates and changes to existing federal and state legislation and regulations over banks and financial holding companies. For a more complete discussion of these risk factors, see Item 1A of Part I of this annual report.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. (See Note 1 of the Notes to Consolidated Financial Statements included in Item 8 of Part II of this annual report.) On an on-going basis, management evaluates estimates, including those related to loan losses and intangible assets. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Management believes the following critical accounting policies affect our more significant judgments and estimates used in the preparation of the consolidated financial statements.

Allowance for Loan Losses

One of our most important accounting policies is that related to the monitoring of the loan portfolio. A variety of estimates impact the carrying value of the loan portfolio, including the calculation of the allowance for loan losses, the valuation of underlying collateral, the timing of loan charge-offs and the placement of loans on non-accrual status. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payment on loans. Estimates for loan losses are arrived at by analyzing risks associated with the specific loans and the loan portfolio, current and historical trends in delinquencies and charge-offs, and changes in the size and composition of the loan portfolio. The analysis also requires consideration of the economic climate and direction, changes in lending rates, political conditions, legislation impacting the banking industry and economic conditions specific to Western Maryland and Northeastern West Virginia. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, actual results may differ from management's estimates.

The allowance for loan losses is also discussed below in this Item 7 under the caption "Allowance and Provision for Loan Losses" and in Note 4 to Consolidated Financial Statements contained in Item 8 of Part II of this annual report.

Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards (SFAS) No. 142, Accounting for Goodwill and Other Intangible Assets, establishes standards for the amortization of acquired intangible assets and the non-amortization and impairment assessment of goodwill. We have $1.6 million of core deposit intangible assets and $1.1 million related to acquisitions of insurance "books of business" which are subject to amortization. The $11.9 million in recorded goodwill is primarily related to the acquisition of Huntington National Bank branches that occurred in 2003, which is not subject to periodic amortization.

Goodwill arising from business combinations represents the value attributable to unidentifiable intangible elements in the business acquired. Our goodwill relates to value inherent in the banking business and the value is dependent upon our ability to provide quality, cost effective services in a highly competitive local market. This ability relies upon continuing investments in processing systems, the development of value-added service features and the ease of use of our services. As such, goodwill value is supported ultimately by revenue that is driven by the volume of business transacted. A decline in earnings as a result of a lack of growth or the inability to deliver cost effective services over sustained periods can lead to impairment of goodwill, which could adversely impact earnings in future periods. SFAS No. 142 requires an annual evaluation of goodwill for impairment. The determination of whether or not these assets are impaired involves significant judgments. Management has completed its annual evaluation for impairment and concluded that the recorded value of goodwill was not impaired. However, future changes in strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded asset balances.

Other-Than-Temporary Impairment of Investment Securities

Securities available-for-sale: Securities available-for-sale are stated at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income/(loss) in shareholders' equity.

The amortized cost of debt securities classified as available-for-sale is adjusted for amortization of premiums to the first call date, if applicable, or to maturity, and for accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion, plus interest and dividends, are included in interest income from investments.

Management systematically evaluates investment securities for impairment on a quarterly basis. Declines in the fair value of available for sale securities below their cost that are considered other than temporary declines are recognized in earnings as realized losses in the period in which the impairment determination is made. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. Gains and losses on the sale of securities are recorded using the specific identification method.

Pension Plan Assumptions

Our pension plan costs are calculated using actuarial concepts, as discussed within the requirements of Statement of Financial Accounting Standards (SFAS) No. 87, *Employers Accounting for Pensions*, SFAS No. 132 (R) and as amended by SFAS No. 158, "*Employers' Accounting for Deferred Benefit Pension and Other Post Retirement Plans.*" Pension expense and the determination of our projected pension liability are based upon two critical assumptions: the discount rate and the expected return on plan assets. We evaluate each of these critical assumptions annually. Other assumptions impact the determination of pension expense and the projected liability including the primary employee demographics, such as retirement patterns, employee turnover, mortality rates, and estimated employer compensation increases. These factors, along with the critical assumptions, are carefully reviewed by management each year in consultation with our pension plan consultants and actuaries. Further information about our pension plan assumptions, the plan's funded status, and other plan information is included in Note 11 to the Consolidated Financial Statements, which is included in Item 8 of Part II of this annual report.

Recent Accounting Pronouncements and Developments

Note 1 to the Consolidated Financial Statements included in Item 8, Part II of this annual report discusses new accounting pronouncements that when adopted, may have an effect on our consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME REVIEW

Net Interest Income

Net interest income is the largest source of operating revenue. Net interest income is the difference between the interest earned on interest-earning assets and the interest expense incurred on interest-bearing liabilities. For analytical and discussion purposes, net interest income is adjusted to a taxable equivalent basis to facilitate performance comparisons between taxable and tax-exempt assets by increasing tax-exempt income by an amount equal to the federal income taxes that would have been paid if this income were taxable at the statutorily applicable rate. The table below summarizes net interest income (on a taxable equivalent basis) for the years 2005-2007 (dollars in thousands).

	2007	2006	2005
Interest income	$95,286	$81,838	$70,533
Interest expense	49,330	39,335	29,413
Net interest income	$45,956	$42,503	$41,120
Net interest margin %	3.51%	3.52%	3.49%

Net interest income increased $3.5 million (8%) in 2007 over the same period in 2006, due to a $13.4 million (16%) increase in interest income offset by a $10.0 million (25%) increase in interest expense. The increase in interest income resulted from an increase in average interest-earning assets of $100.0 million (8%) during 2007 when compared to 2006. The increased level of interest earning assets is attributable to the growth that we experienced in our loan and investment portfolios during 2007. Emphasis on adjustable rate loan products and the investment portfolio restructuring contributed to the increase in the average yield on our average earning assets of 50 basis points, from 6.78% in 2006 to 7.29% in 2007 (on a fully tax equivalent basis). The average yield on loans increased by 48 basis points and the yield on investment securities as a percentage of interest earning assets increased 90 basis points from 2006 to 2007. Interest expense increased during 2007 when compared to 2006 due to the higher interest rate environment, and an overall increase in average interest-bearing liabilities of $74.2 million. Deposits increased in 2007 by approximately $121 million due to successful retail growth in money market products and the purchase of $85 million in brokered money market funds. The combined effect of the competitive retail rate environment and the volume increases in our average interest-bearing liabilities resulted in a 62 basis point increase in the average rate paid on our average interest-bearing liabilities from 3.59% for 2006 to 4.21% for 2007. The net result of the aforementioned factors was a 1 basis point decline in the net interest margin at December 31, 2007 to 3.51% from 3.52% at December 31, 2006.

Comparing 2006 to 2005, net interest income increased $1.4 million (3%) due to an increase in interest income of $11.3 million, offset by an increase in interest expense of $9.9 million. The increase in interest income resulted from an increase in average interest-earning assets of $28.1 million during 2006 when compared to 2005. This increase was attributable to the growth that we experienced in our investment portfolio late in 2005 and throughout 2006. Emphasis on adjustable rate loan products and the rising interest rate environment contributed to the increase in the average rate on our average earning assets of 80 basis points, from 5.98% in 2005 to 6.78% in 2006 (on a fully tax equivalent basis). Interest expense increased during 2006 when compared to 2005 due to the higher interest rate environment, and an overall increase in average interest-bearing liabilities of $32.3 million. Deposits increased in 2006 by $16 million due to an increase in brokered certificates of deposit and a successful retail promotion of a nine month certificate of deposit. The combined effect of the increasing rate environment and the volume increases in our average interest-bearing liabilities resulted in an 83 basis point increase in the average rate paid on our average interest-bearing liabilities from 2.76% in 2005 to 3.59% in 2006. The net result was a 3 basis point increase in net interest margin from 3.49% at the end of 2005 to 3.52% at the end of 2006.

As shown below, the composition of total interest income over the three-year period from 2005 to 2007 shows a gradual increase in interest on investments and a corresponding decline in interest and fees on loans. This shift is attributable to the leverage strategies implemented in the last six months of 2006 and throughout 2007. Leverage strategies are the purchase of investment securities funded by borrowings of matched terms and durations. The difference between the rate earned and the rate paid has resulted in additional earnings.

	% of Total Interest Income		
	2007	**2006**	**2005**
Interest and fees on loans	82%	85%	88%
Interest on investment securities	18%	15%	12%

Table 1 sets forth the average balances, net interest income and expense and average yields and rates for our interest-earning assets and interest-bearing liabilities for 2007, 2006 and 2005. Table 2 sets forth an analysis of volume and rate changes in interest income and interest expense of our average interest-earning assets and average interest-bearing liabilities for 2007, 2006 and 2005. Table 2 distinguishes between the changes related to average outstanding balances (changes in volume created by holding the interest rate constant) and the changes related to average interest rates (changes in interest income or expense attributed to average rates created by holding the outstanding balance constant).

Distribution of Assets, Liabilities and Shareholders' Equity
Interest Rates and Interest Differential – Tax Equivalent Basis
(Dollars in thousands)

Table 1

	For the Years Ended December 31								
	2007			**2006**			**2005**		
	AVERAGE BALANCE	INTEREST	AVERAGE YIELD/RATE	AVERAGE BALANCE	INTEREST	AVERAGE YIELD/RATE	AVERAGE BALANCE	INTEREST	AVERAGE YIELD/RATE
Assets									
Loans	$ 1,003,854	$77,158	7.69%	$ 957,709	$69,049	7.21%	$ 954,784	$61,601	6.45%
Investment Securities:									
Taxable	215,756	12,474	5.78	171,720	7,699	4.48	179,018	6,231	3.48
Non taxable	73,467	4,847	6.60	65,902	4,399	6.67	30,041	2,129	7.09
Total	289,223	17,321	5.99	237,622	12,098	5.09	209,059	8,360	4.00
Federal funds sold	285	11	3.86	463	1	.21	1,876	55	2.93
Interest-bearing deposits with other banks	5,135	241	4.69	2,811	165	5.88	5,327	162	3.04
Other interest earning assets	9,363	555	5.93	9,231	525	5.68	8,680	355	4.09
Total earning assets	1,307,860	95,286	7.29%	1,207,836	81,838	6.78%	1,179,726	70,533	5.98%
Allowance for loan losses	(6,584)			(6,245)			(6,975)		
Non-earning assets	118,780			110,098			102,500		
Total Assets	$1,420,056			$1,311,689			$1,275,251		
Liabilities and Shareholders' Equity									
Interest-bearing demand deposits	$ 321,723	$9,336	2.90%	$ 285,250	$6,405	2.25%	$ 293,129	$4,896	1.67%
Savings deposits	42,123	1,445	3.43	47,779	462	.97	58,964	242	.41
Time deposits:									
Less than $100	234,439	10,429	4.45	229,829	8,439	3.67	264,503	6,023	2.28
$100 or more	317,219	16,132	5.09	273,305	12,043	4.41	187,412	7,943	4.24
Short-term borrowings	82,194	3,319	4.04	107,430	4,429	4.12	100,601	2,749	2.73
Long-term borrowings	173,208	8,670	5.01	153,089	7,557	4.94	159,748	7,560	4.73
Total interest-bearing liabilities	1,170,906	49,331	4.21%	1,096,682	39,335	3.59%	1,064,357	29,413	2.76%
Non-interest-bearing Deposits	133,509			107,595			112,860		
Other liabilities	14,885			11,189			8,734		
Shareholders' Equity	100,756			96,223			89,300		
Total Liabilities and Shareholders' Equity	$1,420,056			$1,311,689			$1,275,251		
Net interest income and Spread		$45,956	3.08%		$42,503	3.19%		$41,120	3.22%
Net interest margin			3.51%			3.52%			3.49%

NOTES:

--The above table reflects the average rates earned or paid stated on a tax equivalent basis assuming a tax rate of 35% for 2007, 2006 and 2005. The fully taxable equivalent adjustments for the years ended December 31, 2007, 2006, and 2005 were $1,721, $1,569, and $776, respectively.

--The average balances of non-accrual loans for the years ended December 31, 2007, 2006 and 2005, which were reported in the average loan balances for these years, were $4,167, $2,705, and $3,203, respectively.

--Net interest margin is calculated as net interest income divided by average earning assets.

--The average yields on investments are based on amortized cost.

Table 2

Interest Variance Analysis (1)
(In thousands and tax equivalent basis)

	2007 Compared to 2006			2006 Compared to 2005		
	Volume	Rate	Net	Volume	Rate	Net
INTEREST INCOME:						
Loans	$3,547	$4,562	$8,109	$211	$7,237	$7,448
Taxable Investments	2,546	2,229	4,775	(327)	1,795	1,468
Non-taxable Investments	499	(51)	448	2,394	(124)	2,270
Federal funds sold	(7)	17	10	(4)	(50)	(54)
Other interest earning assets	261	(155)	106	(227)	400	173
Total interest income	6,846	6,602	13,448	2,047	9,258	11,305
INTEREST EXPENSE:						
Interest-bearing demand deposits	1,058	1,873	2,931	(177)	1,686	1,509
Savings deposits	(194)	1,177	983	(108)	328	220
Time deposits less than $100	205	1,785	1,990	(1,273)	3,689	2,416
Time deposits $100 or more	2,233	1,856	4,089	3,785	315	4,100
Short-term borrowings	(1,019)	(91)	(1,110)	282	1,398	1,680
Long-term borrowings	1,007	106	1,113	(329)	326	(3)
Total interest expense	3,290	6,706	9,996	2,180	7,742	9,922
Net interest income	$3,556	$(104)	$3,452	$(133)	$1,516	$1,383

Note:
(1) The change in interest income/expense due to both volume and rate has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.

Provision for Loan Losses

The provision for loan losses was $2.3 million for 2007, compared to $1.2 million for 2006. The increase in the provision in 2007 is due to increased net charge offs, an increase in the level of non-accrual loans, loan growth during 2007, and changes in the qualitative factors used in the overall assessment of the adequacy of the allowance for loan losses.

The provision for loan losses in 2006 increased by $.1 million over 2005, due primarily to an increase in the level of non-accrual loans, offset by a decrease in net charge-offs as a percentage of average loans to .11% in 2006 from .15% in 2005 and minimal loan growth in 2006.

Other Operating Income

The following table shows the major components of other operating income for the past three years (in thousands) and the percentage changes during these years:

	2007	2006	2005	2007 VS. 2006 % CHANGE	2006 VS. 2005 % CHANGE
Service charges on deposit accounts	$ 4,955	$ 4,630	$ 4,260	7.0%	8.7%
Other service charge income	1,994	1,637	1,203	21.8%	36.1%
Trust department income	4,076	3,671	3,260	11.0%	12.6%
Insurance commissions	2,529	1,573	1,599	60.8%	(1.6%)
Securities (losses)/gains	(1,605)	4	(125)	*	*
Bank owned life insurance (BOLI)	1,114	848	819	31.4%	3.5%
Gain on prepayment of long term borrowings	--	--	868		
Brokerage commissions	734	501	613	46.5%	(18.3%)
Other income	1,295	1,177	1,591	10.0%	(26.0%)
Total other operating income	$15,092	$14,041	$14,088	7.5%	(.33%)

* not meaningful

As the table above illustrates, other operating income increased by $1.05 million in 2007 when compared to 2006. This is compared to a $.05 million (.33%) decrease in 2006 over 2005.

Service charges on deposit accounts and other service charge income increased in 2007 versus 2006 and in 2006 versus 2005. These increases are due primarily to increased customer usage of an account overdraft product. Service charge related income constitutes 46%, 45%, and 39% of other operating income in 2007, 2006, and 2005, respectively.

Trust department income is directly affected by the performance of the equity and bond markets and by the amount of assets under management. Trust income has increased steadily during the past three years as a result of successful business development efforts in this area, resulting in increases in the average market value of assets under management in the trust department. Assets under management were $547 million, $502 million and $468 million for years 2007, 2006 and 2005, respectively.

Insurance commissions also increased in 2007 due to the acquisition of two books of business during 2007 and an increase in the amount of contingency income received in 2007. Contingency income is received from the insurance carriers based upon claims histories and varies from year to year.

Securities gains (losses) are the most variable component of other operating income. During 2007, we recorded a non-recurring pre-tax charge of approximately $1.6 million ($1.0 million or $.18 per share, net of tax) associated with the transfer of certain investment securities from the available-for-sale category to the trading category during the first quarter of 2007 and the subsequent sale of those securities during the second quarter. This sale of securities was part of our overall restructuring of the investment portfolio designed to improve overall earnings from the portfolio.

Other Operating Expense

Other operating expense for 2007 increased $3.0 million (8%) over 2006, compared to an increase of $.8 million (2%) over 2005. The following table shows the major components of other operating expense for the past three years (in thousands) and the percentage changes during these years:

	2007	2006	2005	2007 VS. 2006 % CHANGE	2006 VS. 2005 % CHANGE
Salaries and employee benefits	$20,628	$19,084	$18,428	8.1%	3.6%
Other expenses	10,563	9,900	9,676	6.7%	2.3%
Equipment	3,224	3,011	3,067	7.1%	(1.8%)
Expenses related to prepayment of long-term borrowings	--	--	437	--	--
Occupancy	2,388	2,043	1,642	16.9%	24.4%
Data processing	1,672	1,452	1,404	15.2%	3.4%
Total other operating expense	$38,475	$35,490	$34,654	8.4%	2.4%

Salaries and employee benefits represent approximately 54% of total other operating expenses in 2007 and 2006, compared to 53% in 2005. Salaries and wages increased by $1.5 million in 2007 over 2006, and $.7 million in 2006 over 2005. The increase in 2007 is attributable to the hiring of several market area presidents to strengthen our presence in key market areas, expansion of our branch network and normal merit increases.

Other expenses increased slightly by $.7 million in 2007 when compared to 2006 due to increases in marketing, insurance, and contribution expenses. We experienced cost savings in 2006 associated with corporate restructurings that occurred during 2005. Comparing 2006 to 2005, other expenses increased by $.2 million due to reduced professional fees associated with various compliance costs in 2005, such as the Sarbanes-Oxley Act.

Expenses related to early redemption of long-term borrowings consisted of $.4 million in early payment penalties in 2005.

Occupancy and equipment expenses increased by $.6 million from 2006 to 2007 and $.3 million from 2005 to 2006. These increases relate to the growth and expansion of the Bank's retail network and the opening of our operations center during 2007.

Applicable Income Taxes

Income tax expense amounted to $5.7 million in 2007 and 2006 and $6.5 million in 2005. The resulting effective tax rates were 31.0%, 31.3% and 35.0% for 2007, 2006 and 2005, respectively. The minor decrease in the effective tax rate from 2006 to 2007 is due to the purchase of additional tax exempt municipal securities and earnings from Bank Owned Life Insurance in 2007. The decrease in the effective tax rate for 2006 reflects the effects of management's efforts during late 2005 and early 2006 to restructure the composition of the investment portfolio to include more tax exempt municipal securities.

CONSOLIDATED BALANCE SHEET REVIEW

Overview

Our total assets reached $1.48 billion at December 31, 2007, representing an increase of $130 million (9.6%) from year-end 2006.

The total interest-earning asset mix at December 31, 2007 shows a comparable percentage of loans and investments as a percentage of total assets over the past three years, as illustrated below:

	Year End Percentage of Total Assets		
	2007	2006	2005
Net loans	70%	71%	73%
Investments	21%	20%	18%

The year-end total liability mix shows a steady reliance on deposits as a source of funding during the three year period and reduced reliance on borrowings, as illustrated below:

	Year End Percentage of Total Liabilities		
	2007	2006	2005
Total deposits	80%	78%	78%
Total borrowings	19%	21%	21%

Loan Portfolio

Through the Bank and the OakFirst Loan Centers, we are actively engaged in originating loans to customers primarily in Garrett, Allegany, Washington, and Frederick Counties in Maryland; Mineral, Hardy, Berkeley, Monongalia Counties in West Virginia; and the surrounding regions of West Virginia and Pennsylvania. We have policies and procedures designed to mitigate credit risk and to maintain the quality of our loan portfolio. These policies include underwriting standards for new credits as well as continuous monitoring and reporting policies for asset quality and the adequacy of the allowance for loan losses. These policies, coupled with ongoing training efforts, have provided effective checks and balances for the risk associated with the lending process. Lending authority is based on the type of the loan, and the experience of the lending officer.

Commercial loans are collateralized primarily by real estate, and to a lesser extent, by equipment and vehicles. Unsecured commercial loans represent an insignificant portion of total commercial loans. Residential mortgage loans are collateralized by the related property. Any residential mortgage loan exceeding a specified internal loan-to-value ratio requires private mortgage insurance. Installment loans are typically collateralized, with loan-to-value ratios which are established based on the financial condition of the borrower. We will also make unsecured consumer loans to qualified borrowers meeting our underwriting standards. Additional information about our loans and underwriting policies can be found in Item 1 of Part I of this annual report under the caption "Banking Products and Services".

Table 3 sets forth the composition of our loan portfolio. Historically, our policy has been to make the majority of our loan commitments in our market areas. We had no foreign loans in our portfolio as of December 31 for all of the periods presented.

Summary of Loan Portfolio
(Dollars in thousands)

Table 3

	Loans Outstanding as of December 31				
	2007	2006	2005	2004	2003
Commercial	$ 492,302	$408,361	$404,681	$373,893	$307,523
Real Estate – Mortgage	384,420	359,601	337,559	319,033	264,730
Consumer Installment	153,593	181,574	193,275	199,862	201,419
Real Estate – Construction	12,951	14,120	25,446	18,196	16,093
Lease Financing	--	--	--	466	2,260
Total Loans	$1,043,266	$963,656	$960,961	$911,450	$792,025

During 2007, gross loans increased by $80 million, or 8.3%, over 2006. This growth was focused in our commercial ($84 million) and residential mortgage ($25 million) loan portfolios, offset by a decline in installment ($28 million) and residential – construction ($1 million), and remains consistent with management's objectives over the past several years. Continued efforts were made to increase the percentage of loans in the portfolio with adjustable interest rates. At December 31, 2007, adjustable interest rate loans maturing within one to five years were 55% of total loans, compared to 53% at December 31, 2006.

Commercial loans increased 20.6% in 2007, following a 1% increase in 2006. Origination of new commercial loans remained high in 2007, similar to 2006, as our lenders continued to identify new customer opportunities, expand existing customer relationships in all of our market areas, while maintaining existing standards of credit worthiness. During 2007, we expanded our commercial loan participations with other financial institutions and experienced a slow down in loan payback. Most new commercial loans were priced on a variable rate basis, resetting monthly, which proved to be very popular with business borrowers. Commercial loans secured by real estate were 81% of total commercial loans at the end of 2007, compared to 82% at the end of 2006 and 80% at the end of 2005.

Residential mortgage loans increased by $25 million, or 7%, in 2007 when compared to 2006. This follows a 7% increase in 2006 over 2005. This growth in the residential mortgage portfolio in 2007 is attributable to a $25 million mortgage loan purchase that was consummated at the end of April 2007. This purchase was offset by a slight decline in the in-house portfolio, which resulted from a flat interest rate yield curve and a consumer preference for locking in fixed-rate mortgage loans. The Bank primarily originates fixed-rate loans for the secondary mortgage market.

Fixed–interest rate loans made up 42% of the total loan portfolio at the end of 2007, compared to 59% of total loans at the end of 2006 and 33% at the end of 2005.

Consumer installment loans in 2007 decreased by $28 million, or 15.4%, when compared to 2006. This decrease reflects management's continued shift toward more commercial loans with less emphasis on the highly competitive consumer loan market and indirect car dealer loans. Specifically, less focus was placed on generating new indirect auto loans during 2006 and 2005. Indirect auto loans comprise the largest percentage of installment loans, 85% at the end of 2007, and 85% and 84% at the end of 2006 and 2005, respectively. The remaining lease financing portfolio was repaid in 2005 and we discontinued this line of business.

The following table sets forth the remaining maturities, based upon contractual dates, for selected loan categories as of December 31, 2007(in thousands):

Maturities of Loan Portfolio at December 31, 2007

Table 4

	Maturing Within One Year	After One But Within Five Years	Maturing After Five Years	Total
Commercial	$ 264,832	$ 195,273	$ 32,197	$ 492,302
Real Estate – Mortgage	86,758	131,039	166,623	384,420
Installment	9,005	15,014	129,574	153,593
Real Estate – Construction	--	12,951	--	12,951
Total Loans	$ 360,595	$ 354,277	$ 328,394	$ 1,043,266
Classified by Sensitivity to Change in Interest Rates				
Fixed-Interest Rate Loans	$ 46,762	$ 97,649	$ 298,385	$ 442,796
Adjustable-Interest Rate Loans	313,833	256,628	30,009	600,470
Total Loans	$ 360,595	$ 354,277	$ 328,394	$ 1,043,266

It is our policy to place a loan on non-accrual status, except for consumer loans, whenever there is substantial doubt about the ability of a borrower to pay principal or interest on the outstanding credit. Management considers such factors as payment history, the nature of the collateral securing the loan, and the overall economic situation of the borrower when making a non-accrual decision. Management closely monitors the status of all non-accrual loans. A non-accruing loan is restored to accrual status when principal and interest payments have been brought current, it becomes well secured, or is in the process of collection and the prospects of future contractual payments are no longer in doubt. Generally, consumer installment loans are not placed on non-accrual status, but are charged off after they are 120 days contractually past due. Table 5 sets forth the historical amounts of non-accrual, past-due and restructured loans (in thousands) for the past five years:

Risk Elements of Loan Portfolio

Table 5

	At December 31				
	2007	**2006**	**2005**	**2004**	**2003**
Non-Accrual Loans	$5,443	$3,190	$2,393	$3,439	$2,774
Accruing Loans Past Due 90 Days or More	3,260	619	989	1,105	1,236
Restructured Loans	0	522	532	544	554
Other Real Estate Owned	825	23	133	226	177

Interest income not recognized as a result of placing loans on a non-accrual status was $.2 million during 2007 and 2006 and $.05 million in 2005.

Allowance for Loan Losses

An allowance for loan losses is maintained to absorb losses from the loan portfolio. The allowance for loan losses is based on management's continuing evaluation of the quality of the loan portfolio, assessment of current economic conditions, diversification and size of the portfolio, adequacy of collateral, past and anticipated loss experience, and the amount of non-performing loans.

We use the methodology outlined in FDIC Statement of Policy on Allowance for Loan Losses. The starting point for this methodology is to segregate the loan portfolio into two pools, non-homogeneous (i.e., commercial) and homogeneous (i.e., consumer and residential mortgage) loans. Each loan pool is analyzed with general allowances and specific allocations being made as appropriate. For general allowances, the previous eight quarters of loss activity are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by the following qualitative factors: levels of and trends in delinquency rates and non-accrual loans; trends in volumes and terms of loans; effects of changes in lending policies; experience, ability, and depth of management; national and local economic trends and conditions; and concentrations of credit in the determination of the general allowance. The qualitative factors are updated each quarter by information obtained from internal, regulatory, and governmental sources. Specific allocations of the allowance for loan losses are made for those loans on the "Watchlist" in which the collateral value is less than the outstanding loan balance with the allocation being the dollar difference between the two. The Watchlist represents loans, identified and closely monitored by management, which possess certain qualities or characteristics that may lead to collection and loss issues. Allocations are not made for loans that are cash secured, for the Small Business Administration and Farm Service Agency guaranteed portion of loans, or for loans that are sufficiently collateralized.

The allowance for loan losses is based on estimates, and actual losses will vary from current estimates. These estimates are reviewed quarterly, and as adjustments, either positive or negative, become necessary, a corresponding increase or decrease is made in the allowance for loan losses. The methodology used to determine the adequacy of the allowance for loan losses is consistent with prior years. An estimate for probable losses related to unfunded lending commitments, such as letters of credit and binding but unfunded loan commitments is also prepared. This estimate is computed in a manner similar to the methodology described above, adjusted for the probability of actually funding the commitment.

The balance of the allowance for loan losses increased to $7.3 million at December 31, 2007, from $6.5 million at December 31, 2006. Several factors contributed to the $.8 million increase in the balance of the allowance in 2007, including: a 71% increase in the balance of non-accrual loans (from $3.2 million in 2006 to $5.4 million in 2007); changes to the qualitative factors which are reviewed quarterly; an increase in impaired loans from $.1 million in 2006 to $6.9 million in 2007; and an increase in the percentage of net charge-offs to average outstanding loans from .11% in 2006 to .15% in 2007. Non-accrual loans and impaired loans consist primarily of real estate acquisition and development loans that have experienced a slowdown in the level of sales activity during the current year. All of these types of credit facilities were thoroughly reviewed by management during the fourth quarter of 2007 as to the adequacy of the collateral, the valuation of collateral, and other credit quality attributes. Collateral valuations were also subject to a sensitivity and shock analysis in order to identify loans that may not have sufficient collateral in the event of a significant decline in the market value of the collateral. As a result of this extensive review, some specific allocations of the allowance were made to several A&D loans. At December 31, 2007, the balance of the allowance was equal to .70% of total loans, which was five times the amount of net charge-offs for the year.

Performing loans considered potential problem loans, as defined and identified by management, amounted to $5.4 million at December 31, 2007. Loans are identified as potential problem loans when management has concerns regarding the borrowers' ability to comply with the loan repayment terms, and when the loan is classified as substandard and is one or two payments past due. Management believes that most of these loans have sufficient collateral and do not present a significant risk of loss.

During 2007 there was significant coverage in the media regarding the topic of "sub-prime" loans and the resulting increase in loan delinquencies and foreclosures. A sub-prime loan is defined generally as loan to a borrower with a weak credit record or a reduced repayment capacity. These borrowers typically pose a higher risk of default and foreclosure. We generally do not make sub-prime loans. If credit is extended to a sub-prime borrower, the decision to lend is based on the presence of facts and circumstances that management believes mitigate the risks inherent in this type of loan. As of December 31, 2007, management believes that our exposure to sub-prime loans is very minimal.

The balance of the allowance for loan losses increased to $6.5 million at December 31, 2006, from $6.4 million at December 31, 2005. Several factors contributed to the $.1 million increase in the balance of the allowance in 2006, including: a 33% increase in the balance of non-accrual loans (from $2.4 million in 2005 to $3.2 million in 2006); changes to the qualitative factors which are reviewed quarterly; a decrease in impaired loans from $.2 million in 2005 to $.1 million in 2006; and a decrease in the percentage of net charge-offs to average outstanding loans from .15% in 2005 to .11% in 2006, due to a decline in the amount of commercial and installment loan charge-offs during 2006. At December 31, 2006, the balance of the allowance was equal to .68% of total loans, which was six times the amount of net charge-offs for the year.

As a result of management's evaluation of the loan portfolio using the factors and methodology described above, management believes the allowance for loan losses is adequate as of December 31, 2007.

Table 6 presents the activity in the allowance for loan losses by major loan category for the past five years.

Analysis of Activity in the Allowance for Loan Losses
(Dollars in thousands)

Table 6

	For the Years Ended December 31				
	2007	**2006**	**2005**	**2004**	**2003**
Balance at Beginning of Period	$ 6,530	$ 6,416	$ 6,814	$ 5,974	$ 6,068
Loans Charged Off:					
Commercial	540	359	557	808	17
Real Estate – Mortgage	103	89	162	153	147
Installment	1,171	1,127	1,171	1,244	1,556
Deposit Overdrafts	408	--	--	--	--
Total Charged Off	2,222	1,575	1,890	2,205	1,720
Recoveries of Loans:					
Commercial	45	110	8	22	50
Real Estate – Mortgage	17	11	59	67	17
Installment	380	403	347	422	425
Deposit Overdrafts	242	--	--	--	--
Total Recoveries	684	524	414	511	492
Net Loans Charged Off	1,538	1,051	1,476	1,694	1,228
Provision for Loan Losses	2,312	1,165	1,078	2,534	833
Huntington Branch Acquisition Loan Loss Reserve	--	--	--	--	301
Balance at the End of Period	$ 7,304	$ 6,530	$ 6,416	$ 6,814	$ 5,974
Loans at End of Period	$ 1,043,266	$963,656	$960,961	$911,450	$792,025
Daily Average Balance of Loans	$ 1,003,854	$957,709	$954,784	$861,255	$727,532
Allowance for Loan Losses to Loans Outstanding	.70%	.68%	.67%	.75%	.75%
Net Charge Offs to Average Loans Outstanding	.15%	.11%	.15%	.20%	.17%

Table 7 presents management's allocation of the allowance for loan losses by major loan category in comparison to that loan category's percentage of total loans. Changes in the allocation over time reflect changes in the composition of the loan portfolio risk profile and refinements to the methodology of determining the allowance. Specific allocations in any particular category may be reallocated in the future as needed to reflect current conditions. Accordingly, the entire allowance is considered available to absorb losses in any category.

Allocation of the Allowance for Loan Losses
(In thousands at December 31)

Table 7

	2007	% of Total Loans	2006	% of Total Loans	2005	% of Total Loans	2004	% of Total Loans	2003	% of Total Loans
Commercial	$3,825	47%	$2,983	42%	$2,777	42%	$3,050	41%	$2,166	39%
Real Estate-Mortgage	1,716	38%	1,512	39%	1,504	38%	1,454	37%	1,247	35%
Consumer Installment	1,763	15%	1,934	19%	2,060	20%	2,246	22%	2,462	26%
Lease Financing	--	--	--	--	--	--	15	--	52	--
Other	0	--	101	--	75	--	49	--	47	--
Total	$7,304	100%	$6,530	100%	$6,416	100%	$6,814	100%	$5,974	100%

Investment Securities

In an April 13, 2007 press release, we announced our decision to early adopt Statement of Financial Accounting Standards No. 159 "The Fair Value Option for Financial Assets and Liabilities" ("SFAS No.159") and Statement of Financial Accounting Standards No. 157 "Fair Value Measurement" ("SFAS No. 157"), and presented financial information related to an associated restructuring of our investment portfolio. The decision to early adopt fair value accounting was based on what we believed to be an appropriate interpretation of SFAS No. 159 at that time after consulting with our independent registered public accounting firm. The decision to early adopt was also influenced by our decision to substantially change the economic position of our investment portfolio by shifting the anticipated cash flow of the investment portfolio (from maturing securities, amortizing securities and securities subject to call) from the short-term period of nine months to three years into the intermediate term of three to eight years. After that press release was issued, informal guidance emerged that created uncertainty as to the proper interpretation and implementation of these accounting standards, which caused us to re-evaluate our initial intent to early adopt them. As a result of our re-evaluation, and after considering the totality of the circumstances at that time, we decided to rescind our initial early adoption of SFAS No. 159 and SFAS No. 157. We nevertheless believe that our investment portfolio restructuring will provide long-term benefits to shareholders.

The restructuring referred to above enabled us to improve our investment portfolio by replacing certain securities with securities having a longer duration. This was accomplished in the first quarter of 2007 through the transfer of available-for-sale securities with a carrying value of $76.9 million at the beginning of the quarter to trading securities with the anticipation of selling the securities and replacing them with higher yielding investments. We determined that the securities earmarked for sale would, if retained, have subjected our earnings to higher volatility in a declining interest rate environment. As a result of transferring these securities to the trading category and our decision to rescind SFAS No. 159 and SFAS No. 157, we recognized a pre-tax loss of approximately $1.5 million in earnings for the first quarter of 2007. On April 11, 2007, we sold $73 million of the securities held in trading at March 31, 2007 recognizing an additional loss of $.1 million. As anticipated, these losses have been partially offset by the increase in investment income that we have recognized from the restructuring. The securities sold had an average book yield of 4.28%. The proceeds from the sale of these securities were reinvested in securities having an average book yield of approximately 5.55%. The securities purchased included government agency bonds with a longer duration than those sold as well as tax-free municipal bonds. The longer duration bonds were purchased at a discount and better position the Corporation in a declining interest rate environment by protecting against premium and reinvestment risk. The municipal bonds assist in lowering our effective tax rate. During the past few years, we have undertaken several strategies to reduce the risk of future investment cash flow being reinvested in a lower interest rate environment. The restructuring of our investment portfolio enabled us to rebalance the portfolio and restructure the maturity schedule of the portfolio to mitigate the effects of premium and call risk and to manage our future interest rate risk and effective tax yield. We expect the restructuring to result in an on-going stream of higher interest income for shareholders and to have a positive impact on our net interest margin.

Our entire security portfolio is categorized as available-for-sale. Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions or for liquidity purposes as part of our overall asset/liability management strategy. Available-for-sale securities are reported at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of other comprehensive income included in shareholders' equity, net of applicable income taxes. We do not currently purchase securities with the intent to resell and, therefore, do not own any securities classified as trading securities. For additional information, see Notes 1 and 3 of the Notes to Consolidated Financial Statements, which are included in Item 8 of Part II of this annual report.

The following sets forth the composition of our securities portfolio by major category as of the indicated dates (in thousands):

	December 31 (fair value)					
	2007	As % of Total	2006	As % of Total	2005	As % of Total
Securities Available-for-Sale:						
U.S. government and agencies	$ 90,768	30%	$ 97,490	37%	$107,019	47%
Mortgage-backed securities	60,939	20%	50,829	19%	63,938	28%
Obligation of states and political subdivisions	85,893	28%	68,432	26%	57,661	25%
Corporate and other debt	67,308	22%	46,521	18%	1,077	--
Other securities	--	--	--	--	400	--
Total	$304,908	100%	$263,272	100%	$230,095	100%

Total investment securities increased $42 million (16%) in 2007 when compared to the 2006 year-end balance. The increase in our investment portfolio since year-end 2006 is primarily due to the purchase of $25 million in corporate bonds during the first quarter of 2007 as part of a leverage strategy originally implemented during the fourth quarter of 2006 and the purchase of additional securities in September 2007. Mortgage-backed securities increased by $10 million and tax exempt municipal bonds increased by $17 million while U.S. Government agencies decreased $7 million.

Total investment securities increased $33 million (14%) in 2006 when compared to the year-end balance in 2005. This increase is attributable to an investment leverage strategy utilized during 2006. The Bank purchased $45 million of investment grade corporate bonds with a quarterly adjustable rate and funded this purchase with three month brokered certificates of deposit. U.S. Government agencies decreased $10 million and tax exempt municipal bonds increased by $11 million while mortgage-backed securities declined by $13 million due to maturities and repayments.

At December 31, 2007, the securities available-for-sale balance included a net unrealized loss of $4.2 million, which represents the difference between fair value and amortized cost. The comparable amount at December 31, 2006 was a net unrealized loss of $1.2 million. The fair values of securities available-for-sale will generally decrease whenever interest rates increase, and the fair values will typically increase in a declining rate environment.

Securities available-for-sale are reviewed for possible other-than-temporary impairment on a quarterly basis. During this review, management considers the severity and duration of the unrealized losses as well as its intent and ability to hold the securities until recovery, taking into account balance sheet management strategies and its market view and outlook. Management also assesses the nature of the unrealized losses taking into consideration factors such as changes in the general level of interest rates, creditworthiness of the issuer or any credit enhancement providers, and the quality of the underlying collateral. Management also reviewed mortgage-backed securities with unrealized losses for other-than-temporary impairment. All the issuers of the mortgage-backed securities in our portfolio are of investment grade quality. Additional analysis was performed on the investment portfolio during the fourth quarter of 2007 due to recent economic weaknesses, particularly in the financial sector.

Management does not believe that an unrealized loss on any individual security as of December 31, 2007 represents an other-than-temporary impairment. We have both the intent and ability to hold the securities available-for-sale presented in the preceding table for the period of time necessary to recover their amortized cost or until maturity.

During 2007, there was significant media attention regarding "sub-prime" mortgage investments. "Sub-prime" mortgages with similar characteristics can be packaged together and sold as investments. We believe that we do not have significant exposure to these types of securities.

We manage our investment portfolios utilizing policies which seek to achieve desired levels of liquidity, manage interest rate sensitivity, meet earnings objectives, and provide required collateral support for deposit activities and treasury management overnight investment products. Excluding the U.S. Government sponsored agencies; we had no concentration of investment securities from any single issue that exceeded 10% of shareholders' equity.

Table 8 sets forth the contractual or estimated maturities of the components of our securities portfolio as of December 31, 2007 and the weighted average yields on a tax-equivalent basis.

Investment Security Maturities, Yields, and Fair Values at December 31, 2007
(Dollars in thousands)

Table 8

	Within 1 Year	1 Year Thru 5 Years	5 Years Thru 10 Years	Over 10 Years	Total Fair Value
Securities Available-for-Sale:					
U.S. government and agencies	$ --	$ 35,360	$ 38,149	$ 17,259	$ 90,768
Mortgage-backed securities	13	19,377	38,298	3,251	60,939
Obligations of states and political subdivisions	1,340	6,549	9,832	68,172	85,893
Corporate and other debt	--	--	--	67,308	67,308
Total	$ 1,353	$ 61,286	$ 86,279	$ 155,990	$304,908
Percentage of total	.44%	20.10%	28.30%	51.16%	100.00%
Weighted average yield*	8.66%	5.76%	5.69%	6.66%	6.21%

* Refer to notes on Table 1

Deposits

Table 9 sets forth the average deposit balances by major category for 2007, 2006 and 2005:

Average Deposit Balances
(Dollars in thousands)

Table 9

	2007		2006		2005	
	Average Balance	Avg. Yield	Average Balance	Avg. Yield	Average Balance	Avg. Yield
Non-interest-bearing demand deposits	$ 133,509	--	$107,595	--	$112,860	--
Interest-bearing demand deposits	321,723	2.90%	285,250	2.25%	293,129	1.67%
Savings deposits	42,123	3.43%	47,779	.97%	58,964	.41%
Time deposits less than $100K	234,439	4.45%	229,829	3.67%	264,503	2.28%
Time deposits $100K or more	317,219	5.09%	273,305	4.41%	187,412	4.24%
Total	$1,049,013		$943,758		$916,868	

Total deposits increased $121.4 million in 2007, or 12.5%, when compared to 2006. This compares to a $15.5 million (2%) increase during 2006 over 2005. On an average balance basis, total deposits increased $105 million (11%) in 2007 versus 2006, following a $27 million (3%) increase in 2006 versus 2005.

The increase in deposits resulted primarily from the successful retail growth in money market products, public funds and the purchase of $85 million in brokered money market funds. The Bank also chose to allow high-priced, volatile customer deposits to decline in order to allocate these resources to customers with full banking relationships.

The increase in deposits in 2006 resulted primarily from the Bank's utilization of brokered certificates of deposits to fund the purchase of corporate bonds combined with the successful promotion of a 9-month certificate of deposit offered during most of 2006. The increases were offset by the decline in non-interest bearing and interest bearing demand deposits and savings accounts. At December 31, 2007 and 2006, brokered certificates of deposit amounted to $120.8 million and $178.0 million, respectively, or 11% and 18% of total deposits at December 31, 2007 and 2006 respectively.

The following table sets forth the maturities of time deposits of $100,000 or more (in thousands):

Maturity of Time Deposits of $100,000 or More
(Dollars in thousands)

Table 10

	December 31, 2007
Maturities	
3 Months or Less	$ 173,443
3-6 Months	44,127
6-12 Months	60,809
Over 1 Year	21,225
Total	$ 299,604

The Bank has opted to maintain relatively short maturities in its time deposits of $100,000 or more in anticipation of stable or lower interest rates in the future.

Borrowed Funds

The following shows the composition of our borrowings at December 31 (in thousands):

	2007	**2006**	**2005**
Securities sold under agreements to repurchase	$ 67,924	$ 74,879	$ 90,939
Short-term FHLB advances	21,000	24,500	31,000
Total short-term borrowings	88,924	99,379	121,939
Long-term FHLB advances	142,522	130,401	92,444
Junior subordinated debentures	35,929	35,929	35,929
Total long-term borrowings	178,451	166,330	128,373
Total borrowings	$ 267,375	$ 265,709	$ 250,312
Average balance (from Table 1)	$ 255,402	$ 260,519	$ 260,349

Total borrowings increased slightly ($1.7 million or .6%) in 2007 when compared to 2006, while the average balance of borrowings decreased by $5.1 million during the same period. During 2007, the Corporation took advantage of opportunities to borrow long-term FHLB advances and match these borrowings with specific interest earning assets where possible.

Total borrowings increased $15 million (6%) in 2006 when compared to 2005. Securities sold under agreements to repurchase declined by $16 million during 2006. These borrowings consist of overnight sweep accounts for our business customers and municipalities. Growth of $14 million in this area was offset by the loss of $30 million from a local County government. During 2006, the Bank took advantage of replacing short-term money with more attractive long-term advances offered by the Federal Home Loan Bank of Atlanta.

Management will continue to closely monitor interest rates within the context of its overall asset-liability management process. See the "Interest Rate Sensitivity" section of this Item 7 for further discussion on this topic.

At December 31, 2007, we had additional borrowing capacity with the FHLB totaling $24.0 million and an additional $25 million of unused lines of credit with various financial institutions. See Note 8 to Consolidated Financial Statements, included in Item 8 of Part II of this annual report, for further details about our borrowings and additional borrowing capacity, which is incorporated herein by reference.

Capital Resources

The Bank and the Corporation are subject to risk-based capital regulations, which were adopted and monitored by federal banking regulators. These guidelines are used to evaluate capital adequacy and are based on an institution's asset risk profile and off-balance sheet exposures, such as unused loan commitments and stand-by letters of credit. The regulatory guidelines require that a portion of total capital be Tier I capital, consisting of common shareholders' equity, qualifying portion of trust issued preferred securities, and perpetual preferred stock, less goodwill and certain other deductions. The remaining capital, or Tier II capital, consists of elements such as subordinated debt, mandatory convertible debt, remaining portion of trust issued preferred securities, and grandfathered senior debt, plus the allowance for loan losses, subject to certain limitations.

Under the risk-based capital regulations, banking organizations are required to maintain a minimum 8% (10% for well capitalized banks) total risk-based capital ratio (total qualifying capital divided by risk-weighted assets), including a Tier I ratio of 4% (6% for well capitalized banks). The risk-based capital rules have been further supplemented by a leverage ratio, defined as Tier I capital divided by average assets, after certain adjustments. The minimum leverage ratio is 3% (5% for well capitalized banks) for banking organizations that do not anticipate significant growth and have well-diversified risk (including no undue interest rate risk exposure), excellent asset quality, high liquidity and good earnings. Other banking organizations not in this category are expected to have ratios of at least 4-5%, depending on their particular condition and growth plans. Higher capital ratios could be required if warranted by the particular circumstances or risk profile of a given banking organization. In the current regulatory environment, banking organizations must stay well capitalized in order to receive favorable regulatory treatment on acquisition and other expansion activities and favorable risk-based deposit insurance assessments. The Corporation's capital policy establishes guidelines meeting these regulatory requirements, and takes into consideration current or anticipated risks as well as potential future growth opportunities.

At December 31, 2007, the Corporation's total risk-based capital ratio was 12.51%, which was well above the regulatory minimum of 8%. The Corporation's total risk-based capital ratio for year-end 2006 was 12.95%. As of December 31, 2007, the most recent notification from the regulators categorizes the Corporation as "well capitalized" under the regulatory framework for prompt corrective action. See Note 2 to Consolidated Financial Statements, included in Item 8 of Part II of this annual report, for additional information regarding regulatory capital ratios.

Total shareholders' equity increased $7.8 million to $104.7 million at December 31, 2007, from $96.9 million at December 31, 2006. The return on average equity (ROE) for 2007 decreased to 12.70% from 13.07% for 2006. The combination of net income growth of only 2% and higher capital growth of 8% contributed to the decline in ROE. The recognition of $1.6 million in security losses during the first quarter of 2007 negatively impacted these ratios.

Cash dividends of $.78 per share were paid during 2007, compared with $.76 and $.74 paid in 2006 and 2005, respectively. This represents a dividend payout ratio (cash dividends per share divided by net income per share) of 37.50%, 37.07%, and 37.44% for 2007, 2006, and 2005, respectively.

Liquidity

The Asset and Liability Management Committee of the Corporation seeks to assess and manage the risks associated with fluctuating interest rates while maintaining adequate liquidity. This is accomplished by formulating and implementing policies that take into account the sources and uses of funds, maturity and repricing distributions of assets and liabilities, pricing strategies, and marketability of assets.

The objective of liquidity management is to maintain sufficient funds to satisfy the needs of depositors and borrowers. The principal sources of asset liquidity are cash and due from banks, interest-bearing deposits in banks, federal funds and investment securities available-for-sale that are not pledged. At December 31, 2007, such liquid assets totaled $162 million. While much more difficult to quantify, liability liquidity is enhanced by a stable core deposit base, access to credit lines at other financial institutions, and the Corporation's ability to renew maturing deposits. The Corporation's ability to attract deposits and borrow funds depends primarily on continued rate competitiveness, profitability, capitalization and overall financial condition.

When appropriate, we take advantage of external sources of funds, such as advances from the FHLB, lines of credit at other financial institutions and brokered funds. These external sources often provide attractive interest rates and flexible maturity dates that better enable us to match funding dates and pricing characteristics with contractual maturity dates and pricing parameters of earning assets. At December 31, 2007, our available borrowing capacity through the FHLB and other financial institutions was approximately $49 million.

We actively manage our liquidity position under the direction of the Asset and Liability Management Committee of the Corporation's Board of Directors. Monthly reviews by management and quarterly reviews by this Committee under prescribed policies and procedures are intended to ensure that we will maintain adequate levels of available funds. Management believes that we have adequate liquidity available to respond to current and anticipated liquidity demands, which include future branch expansion and implementation of a new core processor. Management anticipates opening additional branches or expanding current facilities in its existing market footprint annually or bi-annually for the next several years.

At the holding company level, the Corporation uses cash to pay dividends to shareholders and to service its junior subordinated debt. The main sources of funding for the holding company include dividends from the Bank and access to the capital markets. As discussed in Note 12 of the Notes to Consolidated Financial Statements, included in Item 8 of Part II of this annual report, the Bank is subject to significant regulation and, among other things, may be limited in its ability to pay dividends or transfer funds to the holding company. Accordingly, consolidated cash flows as presented in the Consolidated Statements of Cash Flows may not represent cash immediately available to the holding company. During 2007, the Bank declared and paid dividends of $6.0 million. As of December 31, 2007, the amount of additional dividends that the Bank could have paid to the Corporation without regulatory approval was $13.9 million.

Interest Rate Sensitivity

Our primary market risk is interest rate fluctuation. Interest rate risk results primarily from the traditional banking activities that we engage in, such as gathering deposits and extending loans. Many factors, including economic and financial conditions, movements in interest rates and consumer preferences affect the difference between the interest earned on our assets and the interest paid on our liabilities. Interest rate sensitivity refers to the degree that earnings will be impacted by changes in the prevailing level of interest rates. Interest rate risk arises from mismatches in the repricing or maturity characteristics between interest-bearing assets and liabilities. Management seeks to minimize fluctuating net interest margins, and to enhance consistent growth of net interest income through periods of changing interest rates. Management uses interest sensitivity gap analysis and simulation models to measure and manage these risks. The interest rate sensitivity gap analysis assigns each interest-earning asset and interest-bearing liability to a time frame reflecting its next repricing or maturity date. The differences between total interest-sensitive assets and liabilities at each time interval represent the "interest sensitivity gap" for that interval. A positive gap generally indicates that rising interest rates during a given interval will increase net interest income, as more assets than liabilities will reprice. A negative gap position would benefit us during a period of declining interest rates.

In order to manage interest sensitivity risk, management formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These guidelines are based on management's outlook regarding future interest rate movements, the state of the regional and national economy, and other financial and business risk factors. Management uses computer simulations to measure the effect on net interest income of various interest rate scenarios. Key assumptions used in the computer simulations include cash flows and maturities of interest rate sensitive assets and liabilities, changes in asset volumes and pricing, and management's capital plans. This modeling reflects interest rate changes and the related impact on net interest income over specified periods. Management has not historically used derivative financial instruments to manage its interest rate sensitivity. At December 31, 2007, the static gap analysis prepared by management indicated that we remain liability sensitive over the next year. In computing the effect on net interest income of changes in interest rates, management has assumed that any changes would immediately affect earnings. Normally, when an organization is liability sensitive there is a negative impact to net interest income when interest rates increase. Based on the simulation analysis performed at December 31, 2007 and 2006, management estimated the following changes in net interest income, assuming the indicated rate changes:

	(Dollars in thousands) 2007	2006
+200 basis point increase	$ (3,337)	$ (3,658)
+100 basis point increase	$ (1,693)	$ (1,612)
-100 basis point decrease	$ 640	$ 663

This estimate is based on assumptions that may be affected by unforeseeable changes in the general interest rate environment and any number of unforeseeable factors. Rates on different assets and liabilities within a single maturity category adjust to changes in interest rates to varying degrees and over varying periods of time. The relationships between lending rates and rates paid on purchased funds are not constant over time. Management can respond to current or anticipated market conditions by lengthening or shortening the Corporation's sensitivity through loan repricings or changing its funding mix. The rate of growth in interest-free sources of funds will influence the level of interest-sensitive funding sources. In addition, the absolute level of interest rates will affect the volume of earning assets and funding sources. As a result of these limitations, the interest-sensitive gap is only one factor to be considered in estimating the net interest margin.

Impact of Inflation – Our assets and liabilities are primarily monetary in nature, and as such, future changes in prices do not affect the obligations to pay or receive fixed and determinable amounts of money. During inflationary periods, monetary assets lose value in terms of purchasing power and monetary liabilities have corresponding purchasing power gains. The concept of purchasing power is not an adequate indicator of the impact of inflation on financial institutions because it does not incorporate changes in interest rates, which are an important determination of the Corporation's earnings.

Contractual Obligations, Commitments and Off-Balance Sheet Arrangements

The following table presents, as of December 31, 2007, significant fixed and determinable contractual obligations to third parties by payment date and amounts and expected maturities of significant commitments. Commitments to extend credit and letters of credit are legally binding, conditional agreements generally having fixed expiration or termination dates. These commitments generally require customers to maintain certain credit standards and are established based on management's credit assessment of the customer. The commitments may expire without being drawn upon. Therefore, the total commitment does not necessarily represent future funding requirements. Further discussion of the nature of certain obligations and commitments is included in the Notes to the Consolidated Financial Statements referenced in the table below, which are included in Item 8 of Part II of this annual report.

			Payments Due by Period			
Contractual Obligations (in millions)	**Note Reference**	**Total**	**Less than 1 Year**	**1-3 Years**	**3-5 Years**	**More than 5 Years**
Long term debt	8					
FHLB Advances		$ 142.5	$ 1.0	$ 45.0	$ 95.25	$ 1.25
Junior subordinated debt		35.9	--	--	--	35.9
Operating leases	5	2.2	.4	1.0	.8	--
Data processing and telecommunications services	5	4.7	1.6	1.9	1.2	--
Time Deposits	7	524.2	447.1	72.5	4.0	.6
Pension/SERP	11	11.6	.6	1.3	1.9	7.8

Commitments (in millions)	Note Reference	Total	Commitment Expiration by Period			
			Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Loan commitments	4	$ 143.8	$ 8.6	$ 4.4	$ 3.2	$ 127.6
Letters of credit	4	7.5	7.5	--	--	--

At December 31, 2007, our off-balance sheet arrangements were limited to loan commitments and letters of credit discussed above.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The information called for by this item is incorporated herein by reference to Item 7 of Part II of this annual report under the caption "Interest Rate Sensitivity".

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
First United Corporation
Oakland, Maryland

We have audited the accompanying consolidated statements of financial condition of First United Corporation and subsidiaries ("Corporation") as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended. The Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of First United Corporation for the year ended December 31, 2005 were audited by other auditors, whose report dated March 9, 2006, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2007 and 2006 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First United Corporation and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Corporation changed its method of accounting for its defined benefit pension plan in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), First United Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 5, 2008, expressed an unqualified opinion.

Beard Miller Company LLP
Baltimore, Maryland
March 5, 2008

bmc Beard Miller Company LLP

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
First United Corporation

We have audited the accompanying consolidated statements of income, changes in shareholders' equity, and cash flows of First United Corporation and subsidiaries (the Company) for the year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of First United Corporation and subsidiaries for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Pittsburgh, Pennsylvania

March 9, 2006

First United Corporation and Subsidiaries
Consolidated Statements of Financial Condition
(In thousands, except per share amounts)

	December 31 2007	December 31 2006
Assets		
Cash and due from banks	$ 24,316	$ 23,325
Interest-bearing deposits in banks	1,486	2,463
Investment securities available-for-sale (at fair value)	304,908	263,272
Federal Home Loan Bank stock, at cost	9,863	9,620
Loans	1,043,266	963,656
Allowance for loan losses	(7,304)	(6,530)
Net loans	1,035,962	957,126
Premises and equipment, net	31,407	29,852
Goodwill and other intangible assets, net	14,560	14,536
Bank owned life insurance	29,039	27,926
Accrued interest receivable and other assets	27,368	21,197
Total Assets	$ 1,478,909	$ 1,349,317
Liabilities and Shareholders' Equity		
Liabilities:		
Non-interest-bearing deposits	$ 97,976	$ 106,579
Interest-bearing deposits	994,764	864,802
Total deposits	1,092,740	971,381
Short-term borrowings	88,924	99,379
Long-term borrowings	178,451	166,330
Accrued interest payable and other liabilities	12,895	14,202
Dividends payable	1,234	1,169
Total Liabilities	1,374,244	1,252,461
Shareholders' Equity:		
Preferred stock-no par value; authorized and unissued 2,000 shares		
Capital stock-par value $.01 per share; authorized 25,000 shares, issued and outstanding 6,138 in 2007 and 6,141 in 2006	61	61
Surplus	21,400	21,448
Retained earnings	88,859	80,927
Accumulated other comprehensive loss	(5,655)	(5,580)
Total Shareholders' Equity	104,665	96,856
Total Liabilities and Shareholders' Equity	$ 1,478,909	$ 1,349,317

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Consolidated Statements of Income
(In thousands, except share and per share amounts)

	Year ended December 31		
	2007	**2006**	**2005**
Interest income			
Interest and fees on loans	$ 77,132	$ 69,019	$ 61,570
Interest on investment securities:			
Taxable	12,474	7,699	6,231
Exempt from federal income taxes	3,152	2,860	1,383
	15,626	10,559	7,614
Other	796	690	517
Interest on federal funds sold	11	1	55
Total interest income	93,565	80,269	69,756
Interest expense			
Interest on deposits	37,342	27,349	19,104
Interest on short-term borrowings	3,319	4,429	2,749
Interest on long-term borrowings	8,670	7,557	7,560
Total interest expense	49,331	39,335	29,413
Net interest income	44,234	40,934	40,343
Provision for loan losses	2,312	1,165	1,078
Net interest income after provision for loan losses	41,922	39,769	39,265
Other operating income			
Service charges	6,949	6,267	5,463
Trust department	4,076	3,671	3,260
Insurance commissions	2,529	1,573	1,599
Gain related to prepayment of long term borrowings	0	0	868
Net securities gains (losses)	(1,605)	4	(125)
Bank owned life insurance	1,114	848	819
Other income	2,029	1,678	2,204
Total other operating income	15,092	14,041	14,088
Other operating expense			
Salaries and employee benefits	20,628	19,084	18,428
Equipment	3,224	3,011	3,067
Expenses related to prepayment of long-term borrowings	0	0	437
Occupancy	2,388	2,043	1,642
Data processing	1,672	1,452	1,404
Other expenses	10,563	9,900	9,676
Total other operating expenses	38,475	35,490	34,654
Income before income taxes	18,539	18,320	18,699
Applicable income taxes	5,746	5,743	6,548
Net Income	$ 12,793	$ 12,577	$ 12,151
Earnings per share	$ 2.08	$ 2.05	$ 1.99
Weighted average common shares outstanding	6,149,125	6,129,612	6,105,699

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Consolidated Statements of Changes in Shareholders' Equity
(In thousands, except per share amounts)

	Capital Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance at January 1, 2005	$ 61	$20,453	$ 65,405	$ 437	$ 86,356
Comprehensive income:					
Net income for the year			12,151		12,151
Unrealized loss on securities available-for sale, net of income tax benefit of $1,301				(2,417)	(2,417)
Comprehensive income					9,734
Issuance of 24,758 shares of common stock under dividend reinvestment plan		493			493
Cash dividends-$.745 per share			(4,544)		(4,544)
Balance at December 31, 2005	61	20,946	73,012	(1,980)	92,039
Comprehensive income:					
Net income for the year			12,577		12,577
Unrealized gain on securities available-for sale, net of income taxes of $682				1,265	1,265
Comprehensive Income					13,842
Adjustment to initially adopt SFAS No. 158 net of income taxes of $2,619				(4,865)	(4,865)
Issuance of 23,241 shares of common stock under dividend reinvestment plan		502			502
Cash dividends-$.76 per share			(4,662)		(4,662)
Balance at December 31, 2006	61	21,448	80,927	(5,580)	96,856
Comprehensive income:					
Net income for the year			12,793		12,793
Unrealized loss on securities available-for sale, net of income taxes of $1,228				(1,815)	(1,815)
Change in accumulated unrealized losses for pension and SERP obligations, net of income taxes of $1,178				1,740	1,740
Comprehensive income					12,718
Issuance of 22,824 shares of common stock under dividend reinvestment plan		476			476
Repurchase of common stock		(524)			(524)
Cash dividends-$.78 per share			(4,861)		(4,861)
Balance at December 31, 2007	$ 61	$ 21,400	$ 88,859	$ (5,655)	$ 104,665

See notes to consolidated financial statements.

First United Corporation and Subsidiaries
Consolidated Statements of Cash Flows
(In thousands)

	Year ended December 31		
	2007	**2006**	**2005**
Operating activities			
Net Income	$ 12,793	$ 12,577	$ 12,151
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	2,312	1,165	1,078
Depreciation and amortization	3,237	2,990	3,074
Net accretion and amortization of investment security discounts and premiums	145	175	483
Loss (gain) on sale of investment securities	1,605	(4)	125
Increase in accrued interest receivable and other assets	(3,187)	(2,517)	(1,838)
(Decrease) increase in accrued interest payable and other liabilities	(1,307)	(443)	1,513
Proceeds from sale of mortgage loans	--	--	30,941
Earnings on bank owned life insurance	(1,114)	(848)	(819)
Net cash provided by operating activities	14,484	13,095	46,708
Investing activities			
Net decrease (increase) in interest-bearing deposits in banks	977	2,538	(3,146)
Proceeds from maturities of investment securities available-for-sale	45,190	56,196	87,035
Proceeds from sales of investment securities available-for-sale	--	548	27,684
Purchases of investment securities available-for-sale	(163,246)	(88,004)	(139,118)
Proceeds from sales of investment securities held for trading	71,611	--	--
Net increase in loans	(56,193)	(2,726)	(80,452)
Purchase of mortgage loans	(24,955)	--	--
Net (increase) decrease in FHLB stock	(243)	(1,570)	1,475
Acquisition of insurance business	(680)	--	--
Purchase of premises and equipment	(4,135)	(5,287)	(5,542)
Purchase of additional bank owned life insurance	--	(2,839)	--
Net cash used in investing activities	(131,674)	(41,144)	(112,064)
Financing activities			
Net increase in deposits	121,359	15,527	105,193
Net (decrease) increase in short-term borrowings	(10,455)	(22,560)	11,707
Proceeds from long-term borrowings	73,500	55,000	--
Payments on long-term borrowings	(61,379)	(17,043)	(47,042)
Cash dividends paid	(4,796)	(4,662)	(4,544)
Proceeds from issuance of common stock	476	502	493
Stock repurchase	(524)	--	--
Net cash provided by financing activities	118,181	26,764	65,807
Increase (decrease) in cash and cash equivalents	991	(1,285)	451
Cash and cash equivalents at beginning of year	23,325	24,610	24,159
Cash and cash equivalents at end of year	$ 24,316	$ 23,325	$ 24,610
Supplemental information			
Interest paid	$ 48,790	$ 38,363	$ 28,557
Income taxes paid	5,620	7,860	6,750

See notes to consolidated financial statements

1. Summary of Significant Accounting Policies

Business

First United Corporation ("Corporation") is a registered financial holding company that was incorporated under the laws of Maryland. It is the parent company of First United Bank & Trust ("Bank"), First United Insurance Group, LLC, ("Insurance Group") a full-service insurance agency, OakFirst Loan Center, Inc. and OakFirst Loan Center, LLC, both consumer finance companies. The Bank provides a complete range of retail and commercial banking services to a customer base serviced by a network of 26 offices and 35 automated teller machines. This customer base includes individuals, businesses and various governmental units. The Insurance Group is a full-service insurance agency. The Corporation and its subsidiaries operate principally in four Western Maryland counties and four West Virginia counties.

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the assessment of other than temporary impairment pertaining to investment securities, potential impairment of goodwill, and the valuation of deferred tax assets. For purposes of comparability, certain prior period amounts have been reclassified to conform with the 2007 presentation.

The Corporation determines whether it should consolidate other entities or account for them on the equity method of accounting depending on whether it has a controlling financial interest in an entity of less than 100% of the voting interest of that entity by considering the provisions of Accounting Research Bulletin 51 (ARB 51), "Consolidated Financial Statements", or a controlling financial interest in a variable interest entity ("VIE") by considering the provisions of FASB Interpretation No. 46R ("FIN 46R"), "Consolidation of Variable Interest Entities". Under FIN 46, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Under FIN 46R, an entity that holds a variable interest in a VIE is required to consolidate the VIE if the entity is subject to a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the entity's residual returns or both. ARB 51 is considered for entities in which the total equity investment at risk is sufficient to enable the entity to finance itself independently and provides the equity holders with the obligation to absorb losses, the right to receive residual returns and the right to make financial and operating decisions.

As discussed further in Note 8, the Corporation formed statutory trusts for the purpose of issuing securities which qualify as regulatory capital. These trusts are considered VIEs, but are not consolidated, based on the criteria established in FIN 46. The Corporation's investment in non-consolidated VIEs is accounted for using the equity method of accounting.

Principles of Consolidation

The consolidated financial statements of the Corporation include the accounts of the Bank, the Insurance Group, OakFirst Loan Center, Inc., and OakFirst Loan Center, LLC. All significant inter-company accounts and transactions have been eliminated.

Significant Concentrations of Credit Risk

Most of the Corporation's activities are with customers located in Western Maryland and Northeastern West Virginia. Note 3 discusses the types of securities in which the Corporation invests and Note 4 discusses the types of lending in which the Corporation engages. The Corporation does not have any significant concentrations in any one industry or customer.

Investments

Securities available-for-sale: All securities purchased have been classified as available-for-sale, and as such are stated at their fair value, with the unrealized gains and losses, net of tax, reported as a separate component of accumulated other comprehensive income (loss) in shareholders' equity. The fair values of publicly traded investments are determined using quoted market prices. The fair values of investments are based upon information that is currently available and may not necessarily represent amounts that will ultimately be realized, which depends on future events and circumstances.

The amortized cost of debt securities classified as available-for-sale is adjusted for the amortization of premiums to the first call date, if applicable, or to maturity, and for the accretion of discounts to maturity, or in the case of mortgage-backed securities, over the estimated life of the security. Such amortization and accretion is included in interest income from investments. Interest and dividends are included in interest income from investments. Gains and losses on the sale of securities are recorded using the specific identification method. Management systematically evaluates the securities for impairment on a quarterly basis. Declines in the fair value of available for sale securities below their cost that are considered other than temporary declines are recognized in earnings as realized losses in the period in which the impairment determination is made. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Securities held for trading: Securities that are held principally for resale in the near future are reported at their fair values as investment securities – trading, with changes in fair value reported in earnings. Interest and dividends on trading securities are included in investment income.

Federal Home Loan Bank stock is carried at cost, which approximates its redemption value.

Loans

Loans and leases that management has the intent and ability to hold for the foreseeable future or until maturity or full repayment by the borrower are reported at their outstanding unpaid principal balance, adjusted for any deferred fees or costs pertaining to origination.

Interest and Fees on Loans

Interest on loans and leases (other than those on non-accrual status) is recognized based upon the principal amount outstanding. Loan fees in excess of the costs incurred to originate the loan are recognized as income over the life of the loan utilizing either the interest method or the straight-line method, depending on the type of loan. Generally, fees on loans with a specified maturity date, such as residential mortgages, are recognized using the interest method. Loan fees for lines of credit are recognized on the straight-line method.

A loan is considered to be past due when a payment has not been received for 30 days after its contractual due date. It is the Corporation's general policy to discontinue the accrual of interest on loans (including impaired loans), except for consumer loans, when circumstances indicate that collection of principal or interest is doubtful. After a loan is placed on non-accrual status, interest is not recognized and cash payments received are applied to the principal balances. A non-accruing loan is restored to accrual status when principal and interest payments have been brought current, it becomes well secured or is in the process of collection and the prospects of future contractual payments are no longer in doubt.

Generally, consumer installment loans are not placed on non-accrual status, but are charged off after they are 120 days contractually past due. Loans other than consumer loans are charged-off based on an evaluation of the facts and circumstances of each individual loan.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level believed by management to be sufficient to absorb estimated losses inherent in the loan portfolio. Loans deemed uncollectible are charged off against the allowance, while recoveries of amounts previously charged off are credited to it. Management's determination of the adequacy of the loan loss reserve is based upon several factors including the impact of economic conditions on borrowers' ability to repay their loans, past collection experience, the risk characteristics of the loan portfolio, estimated fair value of underlying collateral for collateral dependent loans, and such other factors which in management's judgment, deserve current recognition.

The Corporation utilizes the methodology outlined in the FDIC Statement of Policy on Allowance for Loan and Lease Losses. The starting point for this methodology is to segregate the loan portfolio into two pools, non-homogeneous (i.e. commercial) and homogeneous (i.e. mortgage, consumer) loans. Each loan pool is analyzed with general allowances and specific allocations being made as appropriate. For general allowances, the previous eight quarters of loss activity are used in the estimation of losses in the current portfolio. These historical loss amounts are modified by the following qualitative factors: levels of and trends in delinquency and non-accruals; trends in volumes and terms of loans; effects of changes in lending policies, experience, ability, and depth of management, national and local economic trends and conditions; and concentrations of credit in the determination of the general allowance. The qualitative factors are updated each quarter by the gathering of information from internal, regulatory, and governmental sources. Specific allocations are made for those loans on the Watchlist in which the collateral value is less than the outstanding loan balance with the allocation being the dollar difference between the two. The Watchlist represents loans, identified and closely monitored by management, which possess certain qualities or characteristics that may lead to collection and loss issues. Allocations are not made for loans that are cash secured, for the Small Business Administration or Farm Service Agency guaranteed portion of loans, or for loans that are sufficiently collateralized.

A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Corporation does not separately identify individual consumer and residential loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

The Corporation maintains an allowance for losses on unfunded commercial lending commitments and letters of credit to provide for the risk of loss inherent in these arrangements. The allowance is determined utilizing a methodology that is similar to that used to determine the allowance for loan losses, modified to take into account the probability of a draw down on the commitment. This allowance is reported as a liability on the balance sheet within accrued interest payable and other liabilities. The balance in the liability account was $.08 million at December 31, 2007.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost, less accumulated depreciation. The provision for depreciation for financial reporting has been made by using the straight-line method based on the estimated useful lives of the assets, which range from 18 to 32 years for buildings and 3 to 20 years for equipment. Accelerated depreciation methods are used for income tax purposes.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired in business combinations. In accordance with SFAS No. 147 and 142 which include guidance specific to bank branch purchases that qualify as business combinations, goodwill is not amortized but is subject to an annual impairment test.

Other intangible assets with finite lives are core deposit intangible assets, which represent the present value of future net income to be earned from acquired deposits. Core deposit intangibles are being amortized using the straight-line method over their estimated life of 7.2 years.

Bank-Owned Life Insurance (BOLI)

BOLI policies are recorded at their cash surrender values. Changes in the cash surrender values are recorded as other operating income.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets are included in accrued interest receivable and other assets and were $825,000 and $23,000, respectively, at December 31, 2007 and 2006.

Income Taxes

The Corporation and its subsidiaries file a consolidated federal income tax return. The Corporation accounts for income taxes using the liability method. Under the liability method, the deferred tax liability or asset is determined based on the difference between the financial statement and tax bases of assets and liabilities (temporary differences) and is measured at the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense is determined by the change in the net liability or asset for deferred taxes adjusted for changes in any deferred tax asset valuation allowance.

Effective January 1, 2007, the Corporation adopted the provisions of Financial Accounting Standards (FASB) Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The Interpretation provides clarification on accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of the Corporation's evaluation of the implementation of FIN 48, no income tax uncertainties were identified.

In May 2007, the FASB issued FASB Staff Position ("FSP") FIN 48-1 "Definition of Settlement in FASB Interpretation No. 48" (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of this standard did not have a material impact on our consolidated financial position or results of operations.

Defined Benefit Plans

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 158, "Employers Accounting for Defined Benefit Pension and other Post Retirement Plans." Effective December 31, 2006, the Corporation adopted the provisions of this Statement which resulted in the recognition of the funded status of its defined benefits pension plan as an asset, and its supplemental executive retirement plan as a liability on the Consolidated Statements of Financial Condition, and the recognition of unrecognized net actuarial losses, prior service costs and a net transition asset totaling $4.9 million as a separate component of accumulated other comprehensive loss, net of tax. Refer to Note 11 for a further discussion of the Corporation's pension plan and supplemental executive retirement plan obligations.

Statement of Cash Flows

Cash and cash equivalents are defined as cash and due from banks in the consolidated statement of cash flows.

Earnings Per Share

Earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. The Corporation does not have any common stock equivalents.

Trust Assets and Income

Assets held in an agency or fiduciary capacity are not assets of the Corporation and, accordingly, are not included in the accompanying consolidated statements of financial condition. Income from the Bank's Trust department represents fees charged to customers and is recorded on an accrual basis.

Business Segments

As defined by SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," the Corporation has two operating segments, community banking and insurance. Because the operating activities of the insurance segment are immaterial to the consolidated financial statements, no separate segment disclosures for insurance operations have been made.

Equity Compensation Plan

At the 2007 Annual Meeting of Shareholders, the Corporation's shareholders approved the First United Corporation Omnibus Equity Compensation Plan (the "Omnibus Plan"), which authorizes the grant of stock options, stock appreciation rights, stock awards, stock units, performance units, dividend equivalents, and other stock-based awards. 185,000 shares of stock were authorized for issuance under the plan, but to date no shares have been granted.

Stock Repurchases

Repurchases of the Corporation's common stock are recorded in accordance with the laws of the State of Maryland. Accordingly, repurchased shares are cancelled and retired and the amount of cash paid for the shares is properly allocated between capital stock and surplus.

Variable Interest Entities

In 2003, the FASB issued Interpretations No. 46 (FIN 46 and FIN 46 R), "Consolidation of Variable Interest Entities", which clarified the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements" to certain VIEs, commonly referred to as special-purpose entities (SPEs), in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.

In March 2004, the Corporation issued approximately $30.9 million of junior subordinated debentures to First United Statutory Trust I ("FUST I") and First United Statutory Trust II (collectively with FUST I, the "Trusts"). The Trusts are Connecticut statutory business trusts, with all outstanding common stock owned by the Corporation, that issued mandatorily redeemable preferred capital securities to third party investors. The Trusts are considered SPEs. In accordance with FIN 46R, the Corporation reported the $30.9 million of junior subordinated debentures as long-term borrowings and its $0.9 million equity interest in the Trusts as "Other Assets" at December 31, 2007 and 2006.

These debentures and preferred securities are discussed in detail in Note 8.

Recent Accounting Pronouncements

FASB Statement No. 141(R) "Business Combinations" was issued in December of 2007. SFAS No. 141(R) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008.

FASB Statement No. 160 "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company's fiscal year beginning after December 15, 2008. The Company believes that these new pronouncements will have an immaterial impact on the Company's financial statements in future periods.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expenses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments." Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its financial statements.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, "Effective Date of FASB Statement No. 157," that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity's financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statement on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company's operating income or net earnings.

In March 2007, the FASB ratified Emerging Issues Task Force Issue No. 06-10 "Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements" (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating EITF 06-10 but believe it will not have a material impact on our consolidated financial statement or disclosures.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for fiscal years beginning on or after January 1, 2008 (although early-adoption was permitted under certain circumstances). We do not expect the adoption of SFAS No. 159 to have a significant impact.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows. For further information, see the discussion under "Investment Securities" of the section entitled "Management's Discussion and Results of Operations" that appears in Item 7 of Part II of this annual report.

2. Regulatory Capital Requirements

The Corporation and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain certain minimum amounts of capital and ratios of total and Tier I capital to risk-weighted assets, and of Tier I capital to average assets (leverage). Management believes, as of December 31, 2007, that the Corporation and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, the most recent notification from regulatory agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. For a financial institution to be categorized as well capitalized, total risk-based, Tier I risk-based, and Tier I leverage ratios must not fall below the percentages shown in the following table. Management is not aware of any condition or event which has caused the well capitalized position to change.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2007						
Total Capital (to Risk Weighted Assets)						
Consolidated	$ 138,993	12.51%	$ 88,900	8.00%	N/A	N/A
First United Bank	120,974	11.01%	87,877	8.00%	109,900	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	126,689	11.40%	44,450	4.00%	N/A	N/A
First United Bank	113,851	10.36%	43,938	4.00%	65,940	6.00%
Tier 1 Capital (to Average Assets)						
Consolidated	126,689	8.91%	56,846	4.00%	N/A	N/A
First United Bank	113,851	8.08%	56,341	4.00%	70,427	5.00%

(Dollars in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2006						
Total Capital (to Risk Weighted Assets)						
Consolidated	$130,863	12.95%	$80,737	8.00%	N/A	N/A
First United Bank	113,770	11.40%	79,827	8.00%	99,785	10.00%
Tier 1 Capital (to Risk Weighted Assets)						
Consolidated	119,332	11.81%	40,368	4.00%	N/A	N/A
First United Bank	107,503	10.77%	39,914	4.00%	59,871	6.00%
Tier 1 Capital (to Average Assets)						
Consolidated	119,332	9.08%	52,563	4.00%	N/A	N/A
First United Bank	107,503	8.25%	52,116	4.00%	65,145	5.00%

3. Investment Securities

The following table shows a comparison of amortized cost and fair values of investment securities available-for-sale (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2007				
U.S. government and agencies	$ 89,211	$ 1,557	$ --	$ 90,768
Mortgage-backed securities	60,505	450	16	60,939
Obligations of states and political subdivisions	85,896	691	694	85,893
Corporate and other debt securities	73,537	48	6,277	67,308
Totals	$ 309,149	$ 2,746	$ 6,987	$ 304,908
December 31, 2006				
U.S. government and agencies	$ 98,007	$ 125	$ 642	$ 97,490
Mortgage-backed securities	51,955	26	1,152	50,829
Obligations of states and political subdivisions	67,892	705	165	68,432
Corporate and other debt securities	46,602	103	184	46,521
Totals	$ 264,456	$ 959	$ 2,143	$ 263,272

Proceeds from sales and calls of securities and the realized gains and losses are as follows (in thousands):

	2007	2006	2005
Proceeds	$ 71,611	$ 548	$ 27,684
Realized gains	10	4	93
Realized losses	(1,615)	--	(218)

The following table shows the Corporation's securities available-for-sale with gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized position, at December 31, 2007 and 2006 (in thousands):

	December 31, 2007			
	Less than 12 months		12 months or more	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities	$ 1,251	$ (2)	$ 889	$ (14)
Obligations of states and political subdivisions	24,103	(337)	22,681	(357)
Corporate securities	36,679	(4,192)	23,035	(2,085)
	$ 62,033	$ (4,531)	$ 46,605	$ (2,456)

	December 31, 2006			
	Less than 12 months		12 months or more	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government agencies	$ 25,878	$ (127)	$ 56,609	$ (515)
Mortgage-backed securities	3,212	(7)	45,470	(1,145)
Obligations of states and political subdivisions	9,844	(35)	15,234	(130)
Corporate securities	33,680	(184)	--	--
	$ 72,614	$ (353)	$ 117,313	$ (1,790)

The Corporation does not believe any individual unrealized loss as of December 31, 2007 represents an other-than-temporary impairment. The unrealized losses on our investment securities are primarily attributable to changes in market interest rates and not due to declines in credit quality. All of our investments in states and other political subdivisions are of the highest investment grade as determined by the major rating agencies. The total $6.3 million in unrealized losses reported for corporate securities at December 31, 2007 relates to Preferred Term Securities (PreTSLs). These securities maintain a high credit rating. The Corporation has both the intent and ability to hold the impaired securities in its investment portfolio for the period of time necessary to recover its amortized cost.

The amortized cost and estimated fair value of securities available-for-sale by contractual maturity at December 31, 2007 are shown in the following table. Actual maturities will differ from contractual maturities because the issuers of the securities may have the right to call or prepay obligations with or without call or prepayment penalties.

	(in thousands)	
Contractual Maturity	Amortized Cost	Fair Value
Due in one year or less	$ 1,325	$ 1,340
Due after one year through five years	41,132	41,909
Due after five years through ten years	47,087	47,981
Due after ten years	159,100	152,739
	248,644	243,969
Mortgage-backed securities	60,505	60,939
	$ 309,149	$ 304,908

At December 31, 2007 and 2006, investment securities with a fair value of $134 million and $146 million, respectively, were pledged as permitted or required to secure public and trust deposits and securities sold under agreements to repurchase as required or permitted by law.

4. Loans

The Corporation, through the Bank, is active in originating loans to customers primarily in Western Maryland and Northeastern West Virginia. The following table is a summary of the loan portfolio and loan commitments by principal categories (in thousands):

	December 31, 2007		December 31, 2006	
	Loans	Loan Commitments	Loans	Loan Commitments
Commercial	$ 492,302	$ 92,301	$ 408,361	$ 72,861
Real Estate – Mortgage	384,420	42,819	359,601	40,557
Consumer Installment	153,593	66	181,574	66
Real Estate – Construction	12,951	8,645	14,120	6,312
Commercial letters of credit	--	7,488	--	7,200
Total	$ 1,043,266	$ 151,319	$ 963,656	$ 126,996

Loan commitments are made to accommodate the financial needs of the Corporation's customers. Letters of credit commit the Corporation to make payments on behalf of customers when certain specified future events occur. Letters of credit are issued to customers to support contractual obligations and to insure job performance. Commitments to extend credit generally have fixed expiration dates, may require payment of a fee, and contain cancellation clauses in the event of an adverse change in the customer's credit quality. Historically, most letters of credit expire unfunded, and therefore, cash requirements are substantially less than the total commitment. Loan commitments and letters of credit have credit risk essentially the same as that involved in extending loans to customers and are subject to normal credit policies. Collateral is obtained based on management's credit assessment of the customer. The Corporation considers letters of credit to be guarantees and the amount of liability related to such guarantees was not significant at December 31, 2007 and 2006.

In the ordinary course of business, executive officers and directors of the Corporation, including their families and companies in which certain directors are principal owners, were loan customers of the Bank. Pursuant to the Bank's lending policies, such loans were made on the same terms, including collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than the normal risk of collectibility. Changes in the dollar amount of loans outstanding to officers, directors and their associates were as follows for the year ended December 31 (in thousands):

	2007
Balance at January 1	$ 25,322
Loans or advances	14,131
Repayments	(11,036)
Balance at December 31	$ 28,417

Activity in the allowance for loan losses is summarized as follows (in thousands):

	2007	2006	2005
Balance at January 1	$ 6,530	$ 6,416	$ 6,814
Gross credit losses	(2,222)	(1,575)	(1,890)
Recoveries	684	524	414
Net credit losses	(1,538)	(1,051)	(1,476)
Provision for loan losses	2,312	1,165	1,078
Balance at December 31	$ 7,304	$ 6,530	$ 6,416

Non-accruing loans were $5.4 million, $3.2 million, and $2.4 million at December 31, 2007, 2006 and 2005, respectively. Interest income not recognized as a result of placing loans on a non-accrual status was $.2 million during 2007 and 2006, and $.05

million during 2005. Accruing loans past due 90 days or more were $3.3 million, $.6 million and $.9 million at the end of 2007, 2006 and 2005, respectively.

The following is a summary of information pertaining to impaired and non-accrual loans (in thousands):

	Years Ended December 31,		
	2007	**2006**	**2005**
Impaired loans without a valuation allowance	$ 6,814	$ -	
Impaired loans with a valuation allowance	176	127	
Total impaired loans	$ 6,990	$ 127	
Valuation allowance related to impaired loans	$ 176	$ 127	
Average investment in impaired loans	$ 1,472	$ 166	$ 657
Interest income recognized on an accrual basis on impaired loans	$ 225	$ -	$ 0
Interest income recognized on a cash basis on impaired loans	$ 162	$ 178	$ 51

No additional funds are committed to be advanced in connection with impaired loans.

In December 2005, the Bank sold $31.1 million of its residential mortgage loans. The loans were sold without recourse and the Bank will continue to service these loans. No gain or loss was recognized on the sale. Loan servicing rights of $0.3 million were recorded as part of this transaction and are being amortized over the weighted average remaining life of the loans sold. In April 2007, the Bank purchased $25.0 million of adjustable rate residential mortgage loans.

5. Premises and Equipment

The composition of premises and equipment at December 31 is as follows (in thousands):

	2007	**2006**
Land	$ 8,910	$ 8,910
Land Improvements	316	190
Premises	22,340	20,700
Furniture and Equipment	29,475	27,610
	61,041	57,410
Less accumulated depreciation	(29,634)	(27,558)
Total	$ 31,407	$ 29,852

The Corporation recorded depreciation expense of $2.6 million in 2007 and $2.5 million in 2006 and 2005.

Pursuant to the terms of noncancelable operating lease agreements for banking and subsidiaries' offices and for data processing and telecommunications equipment in effect at December 31, 2007, future minimum rent commitments under these leases for each of the next five years are as follows: $2.0, $1.8, $1.1, $1.0, and $1.0 million. The leases contain options to extend for periods from 1 to 5 years, not included in the aforementioned amounts.

Total rent expense for offices amounted to $.7 million, $.6 million and $.5 million in 2007, 2006 and 2005, respectively.

6. Goodwill and Other Intangible Assets

Goodwill resulted from the acquisition of four branch offices and a banking center from The Huntington National Bank in July 2003 and an insurance agency in April 1999. The Corporation performed its annual impairment test as of December 31, 2007 and determined that goodwill was not impaired. There can be no assurance that goodwill impairment will not occur in the future. The Corporation will continue to evaluate goodwill for impairment on an annual basis and as events occur or circumstances change.

The significant components of goodwill and acquired intangible assets at December 31 are as follows (in thousands):

	2007				2006			
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Remaining Life
Goodwill	$11,900	$ --	$11,900		$11,900	$ --	$11,900	
Core deposit intangible assets	4,040	(2,465)	1,575	2.8	4,040	(1,907)	2,133	3.8
Acquisition of insurance businesses	1,205	(120)	1,085	7.8	525	(22)	503	9.6
Total	$17,145	$(2,585)	$14,560		$16,465	$(1,929)	$14,536	

Amortization expense relating to amortizable intangible assets was $.6 million in 2007, 2006 and 2005. Future estimated annual amortization expense is presented below (in thousands):

Year	Annual Amortization
2008	$684
2009	684
2010	585
2011	126
2012	126

7. Deposits

The aggregate amount of time deposits with a minimum denomination of $100,000 was $299.6 and $479.6 million at December 31, 2007 and December 31, 2006, respectively.

The following is a summary of the scheduled maturities of all time deposits as of December 31, 2007 (in thousands):

2008	$447,140
2009	59,075
2010	13,385
2011	2,170
2012	1,835
Thereafter	587

8. Borrowed Funds

The following is a summary of short-term borrowings at December 31 with original maturities of less than one year (dollars in thousands):

	2007	2006	2005
Short-term FHLB advance, Daily borrowings, interest rate of 4.56% (at December 31, 2007)	$ 21,000	$ 4,500	$ 31,000
Short-term FHLB advance, Interest rate of 5.44% (at December 31, 2006) maturing in May 2007	--	20,000	--

	2007	2006	2005
Securities sold under agreements to repurchase:			
Outstanding at end of year	$ 67,924	$ 74,879	$ 90,939
Weighted average interest rate at year end	3.62%	3.96%	2.56%
Maximum amount outstanding as of any month end	$ 73,185	$ 84,380	$ 93,632
Average amount outstanding	66,854	78,032	85,846
Approximate weighted average rate during the year	3.68%	3.80%	2.68%

The following is a summary of long-term borrowings at December 31 with original maturities exceeding one year (dollars in thousands):

	2007	2006
FHLB advances, bearing interest at rates ranging from 3.77% to 4.98% at December 31	$ 142,522	$ 130,401
Junior subordinated debt, bearing interest at rates ranging from 5.88% to 7.74% at December 31	35,929	35,929
	$ 178,451	$ 166,330

The contractual maturities of long-term borrowings are as follows:

	December 31			
	2007			2006
	Fixed Rate	Floating Rate	Total	Total
	(in thousands)			
Due in 2007	-----	-----	-----	19,800
Due in 2008	1,000	-----	1,000	1,000
Due in 2009	14,000	-----	14,000	25,500
Due in 2010	31,000	-----	31,000	1,000
Due in 2011	51,000	-----	51,000	81,000
Due in 2012	44,250	-----	44,250	750
Thereafter	26,891	10,310	37,201	37,280
Total long-term debt	$ 168,141	$ 10,310	$178,451	$166,330

In addition to the above, the Corporation has $5.5 million of letters of credit with the Federal Home Loan Bank of Atlanta ("FHLB") at December 31, 2007. These letters of credit are pledged to secure public deposits.

The Corporation has a borrowing capacity agreement with the FHLB in an amount equal to 29% of the Bank's assets. At December 31, 2007, the available line of credit equaled $424 million. This line of credit, which can be used for both short or long-term funding, can only be utilized to the extent of available collateral. The line is secured by certain qualified mortgage and commercial loans and investment securities, as follows:

1-4 family mortgage loans	$ 147,161
Commercial loans	12,746
Multifamily loans	2,737
Home Equity loans	9,916
Investment securities	19,994
	$ 192,554

The collateralized line of credit totaled $173 million at December 31, 2007, of which $24 million was available for additional borrowings.

The Corporation also has various unsecured lines of credit totaling $25.0 million with various financial institutions to meet daily liquidity requirements. As of December 31, 2007, the Corporation had no borrowings under these credit facilities.

Repurchase Agreements--The Corporation has retail repurchase agreements with customers within its local market areas. Repurchase agreements generally have maturities of one to four days from the transaction date. These borrowings are collateralized with securities owned by the company and held in safekeeping at independent correspondent banks.

FHLB Advances--The FHLB advances consist of various borrowings with maturities generally ranging from 5 to 10 years with initial fixed rate periods of one, two or three years. After the initial fixed rate period the FHLB has one or more options to convert each advance to a LIBOR based, variable rate advance, but the Corporation may repay the advance in whole or in part, without a penalty, if the FHLB exercises its option. At all other times, the Corporation's early repayment of any advance could be subject to a prepayment penalty.

In May 2006, the Bank exchanged $25 million of long-term FHLB advances, with an interest rate of 5.01% for $25 million of long-term FHLB advances, bearing a rate of 4.69%. The exchange netted a gain of $.2 million which will be amortized over 5 years into interest expense.

Subordinated Debt-- In March 2004, the Trusts issued preferred securities with an aggregate liquidation amount of $30.9 million to third-party investors. The proceeds of issuance of the preferred securities were used to purchase an equal amount of junior subordinated debentures of the Corporation, as follows:

$20.6 million--6.02% fixed rate for five years payable quarterly, converting to floating rate based on three-month LIBOR plus 275 basis points, maturing in 2034, redeemable five years after issuance at the Corporation's option.

$10.3 million--floating rate payable quarterly based on three-month LIBOR plus 275 basis points (7.74% at December 31, 2007) maturing in 2034, redeemable five years after issuance at the Corporation's option.

The debentures represent the sole assets of the Trusts, and payments of the debentures by the Corporation are the only sources of cash flow for the Trusts.

In December 2004, the Corporation issued an additional $5.0 million of debentures. The debentures have a fixed rate of 5.88% for the first five years, payable quarterly, and then convert to a floating rate based on the three month LIBOR plus 185 basis points. The debentures mature in 2014, but are redeemable five years after issuance at the Corporation's option.

The Corporation has the right to defer interest on all of the foregoing debentures for up to 20 quarterly periods, in which case distributions on the preferred securities will also be deferred. Should this occur, the Corporation may not pay dividends or distributions on, or repurchase, redeem or acquire any shares of its common stock.

9. Other Comprehensive Income

A summary of the activity in accumulated other comprehensive loss follows (in thousands):

	For the Year Ending December 31		
	2007	2006	2005
Accumulated unrealized (losses)/gains on securities available for sale at January 1, net of tax	$ (715)	$ (1,980)	$ 437
Net unrealized gains/(losses) for the period, net of tax	(2,771)	1,268	(2,498)
Reclassification of (gains)/losses occurring during the period, net of tax	956	(3)	81
Effect on other comprehensive income (loss) for the period	(1,815)	1,265	(2,417)
Accumulated unrealized losses on securities available for sale at December 31, net of tax ($1,712) in 2007, ($468) in 2006 and ($1,295) in 2005	$ (2,530)	$ (715)	$ (1,980)
Accumulated unrealized losses for pension obligation at January 1, net of tax	$ (2,901)	$ 0	$ 0
Cumulative effect of change in accounting for pension obligation – adoption of SFAS No. 158, net of tax	0	(2,901)	0
Change in accumulated unrealized losses for pension obligation, net of tax of	151	0	0
Accumulated unrealized losses for Pension obligation at December 31, net of tax of ($1,859) in 2007 and ($1,562) in 2006	$ (2,750)	$ (2,901)	$ 0
Accumulated unrealized losses for SERP obligation at January 1, net of tax	(1,964)	0	0
Cumulative effect of change in accounting for SERP obligation – adoption of SFAS No. 158, net of tax	0	(1,964)	0
Change in accumulated unrealized losses for SERP obligation, net of tax	1,589	0	0
Accumulated unrealized losses for SERP obligation at December 31, net of tax of ($255) in 2007 and ($1,052) in 2006	$ (375)	$ (1,964)	$ 0
TOTAL ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) AT DECEMBER 31, NET OF TAX of ($3,826) at 2007, ($3,082) at 2006 and ($1,295) at 2005	$ (5,655)	$ (5,580)	$ (1,980)

10. Income Taxes

The provision for income taxes consists of the following for the years ended December 31 (in thousands):

	2007	2006	2005
Current Tax Provision:			
Federal	$ 4,275	$ 5,179	$ 4,321
State	914	1,094	978
	$ 5,189	$ 6,273	$ 5,299
Deferred taxes (benefit) :			
Federal	$ 455	$ (469)	$ 1,105
State	102	(61)	144
	$ 557	$ (530)	$ 1,249
Income tax expense for the year	$ 5,746	$ 5,743	$ 6,548

The reconciliation between the statutory federal income tax rate and effective income tax rate is as follows:

	2007	2006	2005
Federal statutory rate	35.0%	35.0%	35.0%
Tax-exempt income on securities and loans	(5.9)	(5.6)	(2.7)
Tax-exempt BOLI income	(2.1)	(1.6)	(1.5)
State income tax, net of federal tax benefit	4.0	3.5	3.9
Other	--	--	.3
	31.0%	31.3%	35.0%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's temporary differences as of December 31 are as follows (in thousands):

	2007	2006
Deferred tax assets:		
Allowance for loan losses	$ 2,948	$ 2,583
Deferred loan fees	198	225
Deferred compensation	491	513
State tax loss carry forwards	916	722
Unrealized loss on investment securities available-for-sale	1,712	468
Other	685	81
Total deferred tax assets	6,950	4,592
Valuation allowance	(916)	(722)
Total deferred tax assets less valuation allowance	6,034	3,870
Deferred tax liabilities:		
Amortization of goodwill and core deposit intangible	(688)	(524)
Pension/SERP	(1,833)	(449)
Depreciation	(741)	(943)
Other	(239)	(406)
Total deferred tax liabilities	(3,501)	(2,322)
Net deferred tax assets	$ 2,533	$ 1,548

State income tax expense amounted to $1.0 million, $1.0 million and $1.1 million during 2007, 2006 and 2005, respectively. The state tax loss carry forwards included in deferred tax assets will expire commencing in 2019.

11. Employee Benefit Plans

The Corporation sponsors a noncontributory defined benefit pension plan (Plan) covering substantially all full-time employees who qualify as to age and length of service. The benefits are based on years of service and the employees' compensation during the last five years of employment. The Corporation's funding policy is to make annual contributions in amounts sufficient to meet the current year's minimum funding requirements.

During 2001, the Corporation established an unfunded supplemental executive retirement plan (SERP) to provide senior management personnel with supplemental retirement benefits in excess of limits imposed on qualified plans by federal tax law. Concurrent with the establishment of the SERP, the Corporation acquired bank owned life insurance (BOLI) policies on the senior management personnel and officers of the Corporation. The benefits resulting from the favorable tax treatment accorded the earnings on the BOLI are intended to provide a source of funds for the future payment of the SERP benefits as well as other employee benefit costs.

The benefit obligation activity for both the pension plan and SERP was calculated using an actuarial measurement date of January 1. Plan assets and the benefit obligations were calculated using an actuarial measurement date of December 31. The following table summarizes benefit obligation and funded status, plan asset activity, components of net pension cost, and weighted average assumptions for the Corporation's pension and SERP plans (in thousands):

	Pension		SERP	
	2007	2006	2007	2006
Change in Benefit Obligation				
Obligation at the beginning of the year	$ 19,181	$ 18,423	$ 4,696	$ 3,662
Service cost	809	809	179	138
Interest cost	1,155	1,048	256	200
Change in assumptions	--	(591)	--	--
Actuarial losses/(gains)	331	1	(2,069)	722
Benefits paid	(554)	(509)	(26)	(26)
Obligation at the end of the year	20,922	19,181	3,036	4,696
Change in Plan Assets				
Fair value at the beginning of the year	21,474	19,276	--	--
Actual return on plan assets	1,936	1,707	--	--
Employer contribution	5,000	1,000	26	26
Benefits paid	(554)	(509)	(26)	(26)
Fair value at the end of the year	27,856	21,474	--	--
Funded Status	$ 6,934	$ 2,293	$ (3,036)	$ (4,696)

	Pension			SERP		
	2007	2006	2005	2007	2006	2005
Components of Net Pension Cost						
Service cost	$ 809	$ 809	$ 799	$ 179	$ 138	$ 90
Interest cost	1,155	1,048	1,035	256	200	134
Expected return on assets	(1,891)	(1,586)	(1,406)	--	--	--
Amortization of transition asset	(39)	(39)	(39)	--	--	--
Amortization of recognized loss	169	220	189	203	121	53
Amortization of prior service cost	10	10	10	113	113	103
Net pension expense in employee benefits	$ 213	$ 462	$ 588	$ 751	$ 572	$ 380
Weighted Average Assumptions used to determine benefit obligations:						
Discount rate for benefit obligations	6.00%	6.00%	6.15%	6.00%	5.50%	5.50%
Discount rate for net pension cost	6.00%	6.15%	6.15%	--	--	--
Expected long-term return on assets	8.00%	8.00%	8.25%	--	--	--
Rate of compensation increase	3.00%	3.00%	4.00%	4.00%	4.00%	4.00%

The accumulated benefit obligation for the pension plan was $16.0 million at December 31, 2007 and 2006, respectively. The accumulated benefit obligation for the SERP was $3.0 million and $3.7 million at December 31, 2007 and 2006, respectively.

The expected long-term rate of return on Plan assets for the pension plan was determined by considering historical and future expected returns of the asset classes invested in by the Plan trustees, and the allocation strategy currently in place among those classes. The actual asset allocations for the defined benefit pension plan as of December 31, 2007 and 2006, by asset category, are as follows:

	Percentage of Plan Assets	
	2007	**2006**
ASSET CATEGORY		
Equity securities	62%	63%
Debt securities	32	32
Cash and cash equivalents	6	5
Total	100%	100%

The investment objective for the defined benefit pension plan is to maximize total return with tolerance for average risk. Asset allocation favors equities, with a target allocation of approximately 55% equity securities, 40% fixed income securities, and 5% cash. Due to volatility in the market, the target allocation is not always desirable and asset allocations will fluctuate between the acceptable ranges. A core equity position of large cap stocks will be maintained. However, more aggressive or volatile sectors will be meaningfully represented in the asset mix in pursuit of higher returns. Higher volatility investment strategies such as credit risk, structured finance, and international bonds will be appropriate strategies in conjunction with the core position.

It is management's intent to give the plan's investment managers flexibility with respect to investment decisions and their timing within the overall guidelines. However, certain investments require specific review and approval by management. Management is also informed of anticipated changes in nonproprietary investment managers, significant modifications of any previously approved investment, or the anticipated use of derivatives to execute investment strategies.

The following summarizes the number of Corporation shares and the fair value of such shares that are included in Plan assets at December 31, 2007 and 2006, as well as dividends paid to the Plan for such years (dollars in thousands):

	2007	2006
Number of shares held	3,000	3,000
Number of shares purchased	0	0
Number of shares sold	0	839
Fair value	$ 60	$ 66
Dividends paid	$ 2	$ 2
Percentage of total plan assets	.21%	.31%

Estimated Cash Flows related to the Plan are as follows (in thousands):

Estimated future benefit payments:

	Pension Plan	SERP
2008	$ 584	$ 55
2009	595	55
2010	614	55
2011	802	55
2012	987	88
2013-2017	6,851	913
	$ 10,433	$ 1,221

The Corporation estimates that it will contribute approximately $2 million to the pension plan in 2008 and expects to fund the annual projected benefit payments for the SERP from operations.

Amounts included in accumulated other comprehensive loss as of December 31, 2007 and 2006, net of tax, are as follows (in thousands):

	2007		2006	
	Pension	SERP	Pension	SERP
Unrecognized net actuarial loss	$2,851	$14	$3,032	$1,497
Unrecognized prior service costs	73	361	85	467
Net transition asset	(174)	--	(216)	--
	$2,750	$375	$2,901	$1,964

Other changes in plan assets and benefit obligations recognized in other comprehensive income during the year ended December 31, 2007 were as follows:

Defined Benefit Pension Plan	
Amortization of prior service costs	$ (10)
Amortization of transition assets	39
Amortization of unrecognized loss	(170)
	$ (141)
Supplemental Executive Retirement Plan	
Net actuarial gain during the period	$ (2,302)
Amortization of prior service costs	(113)
	$ (2,415)
	$ (2,556)
Tax effect	816
Amount included in other comprehensive income, net of tax	$ (1,740)

The estimated costs that will be amortized from accumulated other comprehensive loss into net periodic pension cost during the next fiscal year are as follows (in thousands):

	Pension	SERP
Prior service cost	$ 10	$113
Net transition asset	(39)	--
Net actuarial loss	170	203
	$141	$316

401(K) Profit Sharing Plan

The First United Bank & Trust 401(k) Profit Sharing Plan ("the 401(k) Plan") is a defined contribution plan that is intended to qualify under section 401(k) of the Internal Revenue Code. The 401(k) Plan covers substantially all employees of the Corporation. Eligible employees can elect to contribute to the plan through payroll deductions. Contributions up to 6% of an employee's base salary are matched on a 50% basis by the Corporation. Expense charged to operations for the 401(k) Plan was $.3 million, $.5 million, and $.4 million in 2007, 2006 and 2005, respectively.

12. Federal Reserve Requirements

The Bank is required to maintain cash reserves with the Federal Reserve Bank of Richmond based principally on the type and amount of its deposits. During 2007, the daily average amount of these required reserves was approximately $1.3 million.

13. Restrictions on Subsidiary Dividends, Loans or Advances

Federal and state banking regulations place certain restrictions on the amount of dividends paid and loans or advances made by the Bank to the Corporation. The total amount of dividends that may be paid at any date is generally limited to the retained earnings of the Bank, and loans or advances are limited to 10 percent of the Bank's capital stock and surplus on a secured basis. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements. At December 31, 2007, the Bank could have paid additional dividends of $13.9 million to the Corporation without regulatory approval.

14. Commitments and Contingent Liabilities

The Corporation and its subsidiaries are at times, and in the ordinary course of business, subject to legal actions. However, to the knowledge of management, the Corporation is not currently subject to any such legal actions.

Loan and letter of credit commitments are discussed in Note 4.

15. Fair Value of Financial Instruments

As required by SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," presented in the following table is fair value information about financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate that value. Fair value is best determined by values quoted through active trading markets. Active trading markets are characterized by numerous transactions of similar financial instruments between willing buyers and willing sellers. Because no active trading market exists for various types of financial instruments, many of the fair values disclosed were derived using present value discounted cash flow or other valuation techniques. As a result, the Corporation's ability to actually realize these derived values cannot be assumed.

The fair values disclosed under SFAS No. 107 may vary significantly between institutions based on the estimates and assumptions used in the various valuation methodologies. The derived fair values are subjective in nature and involve uncertainties and significant judgment. Therefore, they cannot be determined with precision. Changes in the assumptions could significantly impact the derived estimates of fair value. SFAS No. 107 excludes disclosure of non financial assets such as buildings as well as certain financial instruments such as leases. Accordingly, the aggregate fair values presented do not represent the underlying value of the Corporation.

The actual carrying amounts and estimated fair values of the Corporation's financial instruments that are included in the statement of financial condition at December 31 are as follows (in thousands):

	2007		2006	
	Carrying Amount	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets:				
Cash and cash equivalents	$ 24,316	$ 24,316	$ 23,325	$ 23,325
Interest-bearing deposits in banks	1,486	1,486	2,463	2,463
Investment securities	304,908	304,908	263,272	263,272
Federal Home Loan Bank stock	9,863	9,863	9,620	9,620
Loans, net	1,035,962	1,037,567	957,126	943,173
Accrued interest receivable	7,478	7,478	6,249	6,249
Financial Liabilities:				
Deposits	1,092,740	1,093,360	971,381	967,849
Borrowed funds	267,375	271,240	265,709	265,400
Accrued interest payable	5,651	5,651	5,110	5,110
Off Balance Sheet Financial Instruments	--	--	--	--

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents: The carrying amounts as reported in the statement of financial condition for cash and due from banks approximate their fair values.

Interest-bearing deposits in banks: The carrying amount of interest-bearing deposits approximates their fair values.

Investment securities: Fair values of investment securities are based on quoted market values.

Federal Home Loan Bank stock: The carrying value of Federal Home Loan stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Loans: For variable rate loans and leases that reprice frequently or "in one year or less," and with no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans and leases and loans and leases that do not reprice frequently are estimated using a discounted cash flow calculation that applies current interest rates being offered on the various loan products.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable rate certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on the various certificates of deposit to the cash flow stream.

Borrowed funds: The fair value of the Corporation's Federal Home Loan Bank borrowings and junior subordinated debt is calculated based on the discounted value of contractual cash flows, using rates currently existing for borrowings with similar remaining maturities. The carrying amounts of federal funds purchased and securities sold under agreements to repurchase approximate their fair values.

Accrued Interest: The carrying amount of accrued interest receivable and payable approximates their fair values.

Off-Balance-Sheet Financial Instruments: In the normal course of business, the Corporation makes commitments to extend credit and issues standby letters of credit. The Corporation expects most of these commitments to expire without being drawn upon, therefore the commitment amounts do not necessarily represent future cash requirements. Due to the uncertainty of cash flows and difficulty in the predicting the timing of such cash flows, fair values were not estimated for these instruments. The Corporation did not have any derivative financial instruments at December 31, 2007 or 2006.

16. Parent Company Only Financial Information

Condensed Statements of Financial Condition (in thousands)

	December 31	
	2007	**2006**
Assets		
Cash	$ 1,486	$ 1,593
Investment securities	1,216	1,221
Investment in bank subsidiary	121,632	115,914
Investment in non-bank subsidiaries	11,923	9,653
Other assets	6,919	7,043
Total Assets	$ 143,176	$ 135,424
Liabilities and Shareholder's Equity		
Accrued interest and other liabilities	$ 1,348	$ 1,470
Dividends payable	1,234	1,169
Junior subordinated debt	35,929	35,929
Shareholders' equity	104,665	96,856
Total Liabilities and Shareholder's Equity	$ 143,176	$ 135,424

Condensed Statements of Income (in thousands)

	Year Ended December 31		
	2007	2006	2005
Income:			
Dividend income from bank subsidiary	$ 7,912	$ 5,819	$ 8,009
Other income	299	284	253
Total Income	8,211	6,103	8,262
Expenses:			
Interest expense	2,384	2,355	2,179
Other expenses	169	142	127
Total Expenses	2,553	2,497	2,306
Income before income taxes and equity in undistributed net income of subsidiaries	5,658	3,606	5,956
Equity in undistributed net income of subsidiaries:			
Bank	5,790	8,124	5,518
Non-bank	1,345	847	677
Net Income	$ 12,793	$ 12,577	$ 12,151

Condensed Statements of Cash Flows (in thousands)

	Year Ended December 31		
	2007	2006	2005
Operating Activities			
Net Income	$ 12,793	$ 12,577	$ 12,151
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(7,135)	(8,971)	(6,195)
Decrease (increase) in other assets	124	1,208	(237)
Increase (decrease) in accrued interest payable and other liabilities	(122)	138	250
Increase in dividends payable	65	6	36
Net cash provided by operating activities	5,725	4,958	6,005
Investing Activities			
Proceeds from investment maturities	--	9	38
Net investment in subsidiaries	(988)	(1,281)	(1,331)
Net cash used in investing activities	(988)	(1,272)	(1,293)
Financing Activities			
Cash dividends	(4,796)	(4,662)	(4,544)
Proceeds from issuance of common stock	476	502	493
Repurchase of Common Stock	(524)	--	--
Net cash provided by (used in) financing activities	(4,844)	(4,160)	(4,051)
(Decrease) increase in cash and cash equivalents	(107)	(474)	661
Cash and cash equivalents at beginning of year	1,593	2,067	1,406
Cash and cash equivalents at end of year	$ 1,486	$ 1,593	$ 2,067

17. Quarterly Results of Operations (Unaudited)

The following is a summary of the quarterly results of operations for the years ended December 31, 2007 and 2006 (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2007				
Interest income	$ 21,418	$ 22,841	$ 24,262	$ 25,044
Interest expense	11,353	11,947	13,021	13,010
Net interest income	10,065	10,894	11,241	12,034
Provision for loan losses	163	367	790	992
Other income	3,872	4,117	4,063	4,645
Gains (losses) on securities	(1,511)	(99)	0	5
Other expenses	9,243	9,836	9,626	9,770
Income before income taxes	3,020	4,709	4,888	5,922
Applicable income taxes	959	1,504	1,333	1,950
Net income	$ 2,061	$ 3,205	$ 3,555	$ 3,972
Earnings per share	$ .34	$ .52	$ .58	$ .64

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006				
Interest income	$ 18,977	$ 19,539	$ 20,560	$ 21,193
Interest expense	8,840	9,225	10,380	10,890
Net interest income	10,137	10,314	10,180	10,303
Provision for loan losses	(77)	157	499	586
Other income	3,512	3,304	3,510	3,711
Gains (losses) on securities	4	0	0	0
Other expenses	9,518	8,936	8,538	8,498
Income before income taxes	4,212	4,525	4,653	4,930
Applicable income taxes	1,407	1,481	1,388	1,467
Net income	$ 2,805	$ 3,044	$ 3,265	$ 3,463
Earnings per share	$ .46	$ .50	$ .53	$ .56

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

The Corporation maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the Corporation's reports filed under the Securities Exchange Act of 1934 with the SEC, such as this annual report, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to the Corporation's management, including the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls as of December 31, 2007 was carried out under the supervision and with the participation of the Corporation's management, including the CEO and the CFO. Based on that evaluation, the Corporation's management, including the CEO and the CFO, has concluded that the Corporation's disclosure controls and procedures are, in fact, effective at the reasonable assurance level.

During the fourth quarter of 2007, there was no change in the Corporation's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Corporation's internal control over financial reporting as of December 31, 2007. Management's report on the Corporation's internal control over financial reporting and the related attestation report of the Corporation's registered public accounting firm are included on the following pages.

Management's Report on Internal Control Over Financial Reporting

The Board of Directors and Shareholders
First United Corporation

The Corporation's management is responsible for establishing and maintaining adequate internal control over financial reporting. This internal control system was designed to provide reasonable assurance to management and the Board of Directors as to the reliability of the Corporation's financial reporting and the preparation and presentation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States, as well as to safeguard assets from unauthorized use or disposition.

An internal control system, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements in the financial statements or the unauthorized use or disposition of the Corporation's assets. Also, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control--Integrated Framework. Based on this assessment and on the foregoing criteria, management has concluded that, as of December 31, 2007, the Corporation's internal control over financial reporting is effective.

Beard Miller Company LLP, an independent registered public accounting firm, has audited the Consolidated Financial Statements of the Corporation for the year ended December 31, 2007, appearing elsewhere in this annual report, and has issued an attestation report on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2007, as stated in their report, which is included herein.

William B. Grant, Esq., CFP
Chairman of the Board and
Chief Executive Officer

Carissa L. Rodeheaver, CPA, CFP
Senior Vice President and
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
First United Corporation
Oakland, Maryland

We have audited First United Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). First United Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, First United Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial condition and the related consolidated statements of income, changes in shareholders' equity, and cash flows of First United Corporation and our report dated March 5, 2008 expressed an unqualified opinion.

Beard Miller Company LLP
Baltimore, Maryland
March 5, 2008

bmc Beard Miller Company LLP

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Corporation has adopted a Code of Ethics applicable to its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions, a Code of Ethics applicable to all employees, and a Code of Ethics applicable to members of the Board of Directors. Copies of the Corporation's Codes of Ethics are available free of charge upon request to Mr. Robert W. Kurtz, Secretary, First United Corporation, c/o First United Bank & Trust, P.O. Box 9, Oakland, MD 21550-0009 or on the Corporation's website at www.mybankfirstunited.com.

All other information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2008 Annual Shareholders' Meeting to be filed with the SEC pursuant to Regulation 14A.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2008 Annual Shareholders' Meeting to be filed with the SEC pursuant to Regulation 14A.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2008 Annual Shareholders' Meeting to be filed with the SEC pursuant to Regulation 14A.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2008 Annual Shareholders' Meeting to be filed with the SEC pursuant to Regulation 14A.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated by reference herein to the Corporation's definitive Proxy Statement for the 2008 Annual Shareholders' Meeting to be filed with the SEC pursuant to Regulation 14A.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1), (2) and (c) Financial Statements.

Reports of Independent Registered Public Accounting Firms
Consolidated Statements of Financial Condition as of December 31, 2007 and 2006
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006 and 2005
Notes to Consolidated Financial Statements for the years ended December 31, 2007, 2006 and 2005

(a) (3) and (b) Exhibits.

The exhibits filed or furnished with this annual report are shown on the Exhibit List that follows the signatures to this annual report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

First United Corporation

Dated: March 7, 2008

By: ______________________
William B. Grant, Esq., CFP
Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated.

(William B. Grant) Director, Chief Executive Officer
March 7, 2008

(M. Kathryn Burkey) Director--March 7, 2008

(Paul Cox, Jr.) Director--March 7, 2008

(Robert W. Kurtz) Director, President and Chief Risk Officer--March 7, 2008

(Elaine L. McDonald) Director--March 7, 2008

(Karen F. Myers) Director--March 7, 2008

(Gary R. Ruddell) Director--March 7, 2008

(Richard G. Stanton) Director – March 7, 2008

(H. Andrew Walls, III) Director--March 7, 2008

(David J. Beachy) Director--March 7, 2008

(Faye E. Cannon) Director--March 7, 2008

(Raymond F. Hinkle) Director--March 7, 2008

(John W. McCullough) Director--March 7, 2008

(Donald E. Moran) Director--March 7, 2008

(Carissa L. Rodeheaver) SVP & Chief Financial Officer-
March 7, 2008

(I. Robert Rudy) Director--March 7, 2008

(Robert G. Stuck) Director--March 7, 2008

EXHIBIT INDEX

Exhibit	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 1998)
3.2(i)	Amended and Restated By-Laws (filed herewith)
3.2(ii)	First Amendment to Amended and Restated Bylaws (filed herewith)
10.1	First United Bank & Trust Amended and Restated Supplemental Executive Retirement Plan ("SERP") (incorporated by reference to Exhibit 10.4 of the Corporation's Current Report on Form 8-K filed on February 21, 2007)
10.2	Amended and Restated SERP Agreement with William B. Grant (incorporated by reference to Exhibit 10.5 of the Corporation's Current Report on Form 8-K filed on February 21, 2007)
10.3	Form of Amended and Restated SERP Agreement with executive officers other than William B. Grant (incorporated by reference to Exhibit 10.6 of the Corporation's Current Report on Form 8-K filed on February 21, 2007)
10.4	Form of Endorsement Split Dollar Agreement between the Bank and each of William B. Grant, Robert W. Kurtz, Jeannette R. Fitzwater, Phillip D. Frantz, Eugene D. Helbig, Jr., Steven M. Lantz, Robin M. Murray, Carissa L. Rodeheaver, and Frederick A. Thayer, IV (incorporated by reference to Exhibit 10.3 of the Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2003)
10.5	First United Corporation Executive and Director Deferred Compensation Plan (incorporated by reference to Exhibit 10.10 of the Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2003)
10.6	First United Corporation Change in Control Plan (incorporated by reference to Exhibit 10.1 of the Corporation's Current Report on Form 8-K filed on February 21, 2007)
10.7	Change in Control Severance Plan Agreement with William B. Grant (incorporated by reference to Exhibit 10.2 the Corporation's Current Report on Form 8-K filed on February 21, 2007)
10.8	Form of Change in Control Severance Plan Agreement with executive officers other than William B. Grant (incorporated by reference to Exhibit 10.3 the Corporation's Current Report on Form 8-K filed on February 21, 2007)
10.9	First United Corporation Omnibus Equity Compensation Plan (incorporated by reference to Appendix B of the Corporation's 2007 definitive proxy statement filed on March 23, 2007)
21	Subsidiaries of the Corporation, incorporated by reference to page 3 of this Annual Report on Form 10-K.
23.1	Consent of Beard Miller Company LLP (filed herewith)
23.2	Consent of Ernst & Young LLP (filed herewith)
31.1	Certifications of the CEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
31.2	Certifications of the CFO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith)
32.1	Certification of the CEO pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith)
32.2	Certification of the CFO pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith)

Exhibit 3.2(i)

FIRST UNITED CORPORATION
BYLAWS
AS AMENDED AND RESTATED
on December 17, 1997

ARTICLE I
Stockholders

SECTION 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on a day duly designated by the Board of Directors in the month of April in each year for the purpose of electing directors to succeed those whose terms shall have expired as of the date of such annual meeting, and for the transaction of such other corporate business as may come before the meeting.

SECTION 2. Special Meetings. Special meetings of the stockholders may be called at any time for any purpose or purposes by the Chairman or the President, or by a majority of the Board of Directors, and shall be called by the Chairman, the President, or the Secretary upon the request in writing of holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting. Such request shall state the purpose or purposes of the meeting. The person to whom such request was made shall provide an estimate of the cost of the mailing and, upon payment of such cost, the notice of the meeting shall be mailed by the Corporation. If the person to whom such request in writing is made shall fail to issue a call for such meeting within ten (10) days after receipt of such request, then a majority of the Board of Directors or the stockholders owning of record a majority in amount of the stock of the Corporation, issued, outstanding and entitled to vote, may do so by giving ten (10) days' prior written notice of the time, place and object of the meeting in the manner set forth in Article 1, Section 4 hereof. Business transacted at all special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of the meeting,

SECTION 3. Place of Holding Meetings. All meetings of stockholders shall be held at the principal office of the Corporation or elsewhere in the United States as designated by the Board of Directors.

SECTION 4. Notice of Meetings. Written notice of each meeting of the stockholders shall be mailed, postage pre-paid by the Secretary, to each stockholder entitled to vote thereat at his post office address, as it appears upon the books of the Corporation, at least ten (10) days but not more than ninety (90) days before, the meeting. Each such notice shall state the place, day, and hour at which the meeting is to be held and, in the case of any special meeting, shall state briefly the purpose or purposes thereof.

SECTION 5. Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Articles of Incorporation or by these Bylaws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted if the meeting had been held as originally called.

SECTION 6. Conduct of Meetings. Meetings of stockholders shall be presided over by the Chairman of the Board, or by a chairman to be elected by the Board of Directors prior to the meeting. The Secretary of the Corporation, or if he is not present, any Assistant Secretary shall act as Secretary of such meetings; in the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint a person to act as Secretary of the meeting.

SECTION 7. Voting. At all meetings of stockholders, every stockholder entitled to vote thereat shall have one (1) vote for each share of stock standing in his name on the books of the Corporation on the date for the determination of stockholders entitled to vote at such meeting. Such vote may be either in person or by proxy appointed by an instrument in writing subscribed by such stockholder or his duly authorized attorney, bearing a date not more than dated, but need not be sealed, witnessed or acknowledged. All elections shall be had and all questions shall be decided by a majority of the votes cast at a duly constituted meeting, except as otherwise provided by law, in the Articles of Incorporation or by these Bylaws. If the chairman of the meeting shall so determine, a vote by ballot may be taken upon any election or matter, and the vote shall be so taken upon request of the holders of a majority of the stock entitled to vote on such election or matter. In either of such events, the proxies and ballots shall be received and be taken in charge and all questions touching the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by the judge. Such judge shall be appointed by the Board of Directors prior to the meeting.

ARTICLE II
Board of Directors

SECTION 1. General Powers. The property and business of the Corporation shall be managed by the Board of Directors of the Corporation.

SECTION 2. Number of Directors. The number of directors shall be three (3) or such other number, but not less than three (3) nor more than twenty-five (25), as may be designated from time to time by resolution of a majority of the entire Board of Directors.

SECTION 3. Election and Term of Office. The Board of Directors shall be divided into classes as described in the Articles of Incorporation. Each Director shall hold office until the expiration of the term for which the Director is elected, except as otherwise stated in these Bylaws, and thereafter until his or her successor has been elected and qualifies. Election of Directors need not be by written ballot, unless required by these Bylaws.

SECTION 4. Nomination of Directors. Nomination for election of members of the Board of Directors may be made by the Board of Directors or by any stockholder of any outstanding class of capital stock of the Corporation entitled to vote for the election of Directors. Notice by a stockholder of intention to make any nominations shall be made in writing and shall be delivered or mailed to the Chairman of the Board or the President of the Corporation not less than 150 days nor more than 180 days prior to the date of the meeting of stockholders called for the election of Directors which, for purposes of this provision, shall be deemed to be on the same date as the annual meeting of stockholders for the preceding year. Such notification shall contain the following information to the extent known by the notifying stockholder (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of capital stock of the Corporation owned by each proposed nominee; (d) the name and residence address of the notifying stockholder; (e) the number of shares of capital stock of the Corporation owned by the notifying stockholder; (f) the consent in writing of the proposed nominee as to the proposed nominee's name being placed in nomination for Director; and (g) all information relating to such proposed nominee that would be required to be disclosed by Regulation 14A under the Securities Exchange Act of 1934, as amended, and Rule 14a-11 promulgated thereunder, assuming such provisions would be applicable to the solicitation of proxies for such proposed nominee. Nominations are not made in accordance herewith shall be disregarded and, upon the Chairman's instructions the Judge shall disregard all votes cast for each nominee.

SECTION 5. Filling Vacancies. In the case of any vacancy in the Board of Directors through death, resignation, disqualification, removal or other cause, the remaining directors, by affirmative vote of the majority thereof, may elect a successor to hold office for the unexpired term of a director whose place shall be vacant until the election of his successor or until he shall be removed prior thereto by an affirmative vote of the holders of the holders of a majority of the stock. Similarly and in the event of the number of directors being increased as provided in these Bylaws, the additional directors so provided for shall be elected by the directors already in office, and shall hold office until the next annual meeting of stockholders and thereafter until his or their successors shall be elected. A director of the Corporation may only be removed during the director's term of office for cause, which means criminal conviction of a felony, unsound mind, adjudication of bankruptcy, or conduct prejudicial to the interest of the Corporation, by the affirmative vote of a majority of the entire Board of Directors of the Corporation (exclusive of the director being considered for removal) or by the affirmative vote of a majority of the outstanding capital stock of the Corporation entitled to vote for the election of directors. Stockholders shall not have the right to remove directors without such cause. Any attempt or special meeting of stockholders to remove a director for cause shall be permitted only after notice to the director describing the specific charges constituting cause thereunder, and a hearing at which the director has a full opportunity to refute the charges.

SECTION 6. Place of Meeting. The Board of Directors may hold their meetings and have one or more offices, and keep the books of the Corporation, either within or outside the State of Maryland, at such place or places as they may from time to time determine by resolution or by written consent of the directors. The Board of Directors may hold their meetings by conference telephone or other similar electronic communications equipment in accordance with the provisions of Maryland General Corporations Law.

SECTION 7. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board, provided that notice of every resolution of the Board fixing or changing the time or place for the holding of regular meetings of the Board shall be mailed to each director at least three (3) days before the first meeting held in pursuance thereof. The annual meeting of the Board of Directors shall be held at the next regularly scheduled meeting of the Board following the annual stockholders' meeting at which a Board of Directors is elected. Any business may be transacted at regular meetings of the Board.

SECTION 8. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman or the President, and must be called by the Chairman, the President or the Secretary upon written request of a majority of the Board of Directors, by mailing the same at least two (2) days prior to the meeting, or by personal delivery, facsimile transmission, telegraphing or telephoning the same on the day before the meeting, to each director; but such notice may be waived by any other director. Unless otherwise limited in the notice thereof, any and all business may be transacted at any special meetings. At any meeting at which every director shall be present, even though without notice, any business may be transacted and any director may in writing waive notice of the time, place and objects of any special meeting.

SECTION 9. Quorum. A majority of the whole number of directors shall constitute a quorum for the transaction of business at all meetings of the Board of Directors, but, if at any meeting less than a quorum shall be present, a majority of those present may adjourn the meeting from time to time. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors except as may be otherwise specifically provided by law or by the Corporation's Articles of Incorporation or by these Bylaws.

SECTION 10. Compensation of Directors. Directors shall be entitled to receive from the Corporation reimbursement of the expenses incurred in attending any regular or special meeting of the Board. The Board of Directors, by resolution of the Board, may provide for compensation to be paid to directors for their services, and may set a fixed sum for attendance at each regular or special meeting of the Board and of any committee of the Board on which directors serve. Such reimbursement and compensation shall be payable whether or not an adjournment be had because of the absence of a quorum. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor; provided, however, that directors who are employees of the Corporation shall not be entitled to any additional compensation for their services as directors.

SECTION 11. Executive Committee. The Board of Directors may appoint from among its members, by resolution passed by a majority of the whole Board, an Executive Committee, to consist of two or more of the directors of the Corporation. Except to the extent specified by resolution of the Board, the Executive Committee shall have and may exercise the powers of the Board of Directors, and may authorize the seal of the Corporation to be affixed to all papers which may require it. The Executive Committee shall be responsible for reviewing and recommending changes to the Corporation's insurance pro-gram, overseeing compliance with the Corporation's Bylaws and Articles of Incorporation, supervising the Corporation's CEO, recommending to the Board a compensation policy for the CEO and other executive officers of the Corporation and its subsidiaries, recommending changes to the CEO's compensation package based on performance reviews, monitoring the performance of the Corporation and its subsidiaries, recommending changes to the Corporation's and subsidiaries' personnel policies, serving as a director nomination committee, and shall function with the authority of the full Board between meetings of the Board. The Executive Committee shall consist of the Chairman of the Board, the President, and such other directors as may be deter-mined by the Board. The Executive Committee shall meet at such time as may be fixed by the Committee or upon call of the Chairman of the Board. A majority of members of the Executive Committee shall have and exercise the authority of the Board of Directors in the interval between the meetings of the Board of Directors as permitted by applicable law.

SECTION 12. Audit Committee. The Board of Directors shall appoint from among its members, by resolution passed by a majority of the whole Board, an Audit Committee, to consist of two or more of the directors of the Corporation, none of whom shall be officers or employees of the Corporation and each of whom shall be independent of management of the Corporation. The duties of this committee shall be to review annually of the affairs of the Corporation and to report to the Board of Directors on its review, including whether adequate internal audit controls and procedures are being maintained, and make recommendations to the Board of Directors regarding changes in the manner of doing business, all as shall be deemed advisable. The Audit Committee shall also recommend to the Board of Directors on the selection of the firm of independent certified public accountants to audit the books and records of the Corporation. The Audit Committee shall review significant audit and accounting principles, policies and practices, meet with the Corporation's auditors to review the Corporation's internal auditing functions, meet with the Corporation's independent auditors to review the results of the annual examination, and review the recommendations of the auditors.

SECTION 13. Other Committees. The Board of Directors from time to time establish other committees of the Board to consist of two or more of the directors of the Corporation, and, by resolution passed by a majority of the whole Board, provide for such committees to have and to exercise such powers and authority and to perform such duties as may be assigned to it by the Board. Such committee or committees shall have such names as may be assigned to them by the Board. The members of any such committees shall be appointed by the Chairman of the Board and approved by the Board.

ARTICLE III
Officers

SECTION 1. Election and Tenure. The officers of the Corporation shall be the Chairman of the Board, a President, one or more Vice-Presidents (if so elected by the Board of Directors), a Secretary and a Treasurer, and such other officers as the Board of Directors from time to time may consider necessary for the proper conduct of the business of the Corporation. The officers shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. The Chairman of the Board and the President shall be directors and the other officers may, but need not be, directors. any two or more of the above offices, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or by these Bylaws to be executed, acknowledged or verified by any two or more offices. Except where otherwise expressly provided in a contract duly authorized by the Board of Directors, all officers and agents of the Corporation shall be subject to removal at any time by the affirmative vote of a majority of the whole board of Directors, and all officers, agents, and employees, other than officers appointed by the Board of Directors, shall hold office at the discretion of the Board of Directors and/or of the officers appointing them.

SECTION 2. Powers and Duties of the Chairman of the Board. The Chairman of the Board shall be the chief executive officer of the Corporation and shall have general charge and control of all its business affairs and properties. He shall preside at all meetings of the stockholders and the Board of Directors, except as provided in Article 1 section 6. the Chairman of the Board shall have all general powers conferred by these Bylaws or by law, including the power to sign, execute and deliver in the name and on behalf of the Corporation all authorized bonds, contracts and other obligations of the Corporation. He shall the general powers and duties of supervision and management usually vested in the chief executive officer. The Chairman shall be ex-officio a member of all the standing committees, except any audit or examining committee. He shall do and perform such other duties as may, from time to time, be assigned to him by the Board of Directors.

SECTION 3. Powers and Duties of the President. The President shall supervise the carrying out of the policies adopted or approved by the Board of Directors. He shall have general executive powers as well as specific powers and duties as may be conferred upon or assigned to him by the Board of Directors. In the case of the absence or disability of the Chairman, the duties of that offices shall be performed by the President.

SECTION 4. Powers and Duties of the Vice President. The Board of Directors may elect one or more Vice Presidents. Any Vice President 9 unless otherwise provided by resolution of the Board of Directors) may sign and execute all authorized bonds, contracts, or other obligations in the name of the Corporation. Each Vice President shall have such other powers and shall perform such other duties as may be assigned to him by the Board of Directors, by the Chairman, or by the President. In case of the absence or disability of the President, the duties of that office shall be performed by any Vice President. Any Vice President may, in the discretion of the Board of Directors, be designated as " executive," "senior," or by departmental or functional classification.

SECTION 5. Powers and Duties of the Secretary. the Secretary shall give , or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these Bylaws, and in case of hi absence or refusal or neglect to do so, any such notice may be given by any person thereunto directed by the Chairman, or by the directors or stockholders upon whose written requisition the meeting is called as provided in these Bylaws. The Secretary shall record all the proceeding of the meetings of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman or the President, and attest the same. In general, the Secretary shall perform all the duties generally incident to the office of Secretary, subject to the control of the Board of Directors, the Chairman and the President.

SECTION 6. Powers and Duties of Treasurer. The Treasurer shall have custody of all the funds and securities of the Corporation, and he shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. He shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depository or depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. He shall render to the Chairman, the President and the Board of Directors, whenever any of them so requests, an account of all his transactions as Treasurer and of the financial condition of the Corporation. The Treasurer shall give the Corporation a bond, if required by the Board of Directors, in a sum, and with one or more sureties, satisfactory to the Board of Directors, for the faithful performance of the duties of his office and for the restoration to the Corporation in case of his death, resignation, retirement or removal from office of all books, papers, vouchers, moneys and other properties of whatever kind in his possession or under his control belonging to the Corporation. The Treasurer shall perform all the duties generally incident to the office of the Treasurer, subject to the control of the Board of Directors, the Chairman and the President.

SECTION 7. Powers and Duties of Other Assistant Officers. Each assistant officer shall assist in the performance of the duties of the officer to whom he is assistant and shall perform such duties in the absence of the officer. He shall perform such additional duties as the Board of Directors, the Chairman, the President, or the officer to whom he is assistant may from time to time assign him. Such officers may be given such functional titles as the Board of Directors shall from time to time determine.

ARTICLE IV
Capital Stock

SECTION 1. Issue of Certificates of Stock. The certificates for shares of the stock of the Corporation shall be of such form not inconsistent with the Certificate of Incorporation, or its amendments, as shall be approved by the Board of Directors. All certificates shall contain the manual or facsimile signature of the Chairman or the President and the Secretary or an Assistant Secretary, and shall contain the seal of the Corporation. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered, and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction, provided that the Corporation may require, in its discretion, the giving of a bond of indemnity satisfactory to the Corporation. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation and by the Transfer Agent of the Corporation and by the Registrar of the stock.

SECTION 2. Transfer of Shares. Shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by his attorney upon surrender and cancellation of certificates for a like number of shares as hereinbefore provided.

SECTION 3. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Maryland.

SECTION 4. Closing Transfer Books. The Board of Directors may fix the period, not exceeding twenty (20) days, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the directors may fix a date not less than ten (10) days nor more than ninety (90) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be.

ARTICLE V
Bank Accounts and Loans

SECTION 1. Bank Accounts. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to deposit any funds of the Corporation in such banks or trust companies as shall from time to time be designated by the Board of Directors and such officers or agents as from time to time authorized by the Board of Directors may withdraw any or all of the funds of the Corporation so deposited in any bank or trust or trust company, upon checks, drafts or other instruments or orders for the payment of money, drawn against the account or in the name or behalf of this Corporation, and made or signed by such officers or agents; and each bank or trust company with which funds of the Corporation are so deposited is authorized to accept, honor, cash and pay, without limit as to amount, all checks, drafts or other instruments or orders for the payment of money, when drawn, made or signed by officers or agents so designated by the Board of Directors until written notice of the revocation of the authority of such officers or agents by the Board of Directors shall have been received by such bank or trust company. There shall from time to time be certified to the banks or trust companies in which funds of the Corporation are deposited, the signature of the officers or agents of the Corporation so authorized to draw against the same. In the event that the Board of Directors shall fail to designate the persons by whom checks, drafts and other instruments or orders for the payment of money shall be signed, as hereinabove provided in this Section, all of such checks, drafts and other instruments or orders for the payment of money shall be signed by the Chairman, the President or a Vice President and counter-signed by the Secretary or Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation.

SECTION 2. Loans. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to effect loans, advances or other forms of credit at any time or times for the Corporation from such banks, trust companies, institutions, corporations, firms or persons as the Board of Directors shall from time to time designate, and as security for the repayment of such loans, advances, or other forms of credit to assign, transfer, endorse, and deliver, either originally or in addition or substitution, any or all stock, bonds, rights, and interests of any kind in or to stocks or bonds, certificates of such rights or interests, deposits, accounts, documents covering merchandise, bills and accounts receivable and other commercial paper and evidences or debt at any time held by the Corporation; and for such loans, advances, or other forms of credit to make, execute and deliver one or more notes, acceptances or written obligations of the Corporation on such terms, and with such provisions as to the security or sale or disposition thereof as such officers or agents shall deem proper; and also to sell to, or discount or rediscount with, such banks, trust companies, institutions, corporations, firms or persons any and all commercial paper, bills receivable, acceptances and other instruments and evidences of debt at any time held by the Corporation, and to that end to endorse, transfer and deliver the same. There shall from time to time be certified to each bank, trust company, institution, corporation, firm or person so designated the signature of the officers or agents so authorized; and each bank, trust company, institution, corporation, firm or person is authorized to rely upon such certification until written notice of the revocation by the Board of Directors of the authority of such officers or agents shall be delivered to such bank, trust company, institution, corporation, firm or person.

ARTICLE VI
Miscellaneous Provisions

SECTION 1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year.

SECTION 2. Notices. Whenever, under the provisions of these Bylaws, notice is required to be given to the Corporation or to any director, officer or stockholder, unless otherwise provided in these Bylaws, such notice shall be deemed duly given if in writing, and personally delivered, or sent by telefax, or telegram, or by mail, by depositing the same in the U. S. mails, postage postpaid, addressed to the Corporation at its principal executive office, and to each director, officer or stockholder to whom such notice is given at his or her address as it appears on the books of the Corporation, or in default of any other address, to such director, officer or stockholder at the general post office in the City of Oakland, Maryland. Such notice shall be deemed to be given at the time the same is so personally delivered, telefaxed, telegraphed or so mailed. Any person may waive any notice required to be given under these Bylaws.

SECTION 3. Voting Upon Stocks. Unless otherwise ordered by the Board of Directors, the Chairman, the President and the Vice President, or either of them, shall have full power and authority on behalf of the Corporation to attend and to vote and to grant proxies to be used at any meetings of stockholders of any corporation in which the Corporation may hold stock.

ARTICLE VII
Amendment of Bylaws

The Board of Directors shall have full power to amend, alter or repeal these Bylaws, or any provision thereof, and may from time to time make additional Bylaws, upon approval thereof by a majority of the Board.

ARTICLE VIII
Indemnification

SECTION 1. As used in this Article VIII, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Indemnification Section"), as amended from time to time, shall have the same meaning as provided in the Indemnification Section.

SECTION 2. Indemnification of Directors and Officers. The Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section. Notwithstanding the foregoing, the Corporation shall be required to indemnify a director or officer in connection with a proceeding commenced by such director or officer against the Corporation or its directors or officers only if the proceeding was authorized by the Board of Directors.

SECTION 3. Indemnification of Other Agents and Employees. With respect to an employee or agent, other than a director or officer of the Corporation, the Corporation may, as determined by and in the discretion of the Board of Directors of the Corporation, indemnify and advance expenses to such employees or agents in connection with a proceeding to the extent permitted by and in accordance with the Indemnification Section.

END OF BYLAWS

Exhibit 3.2(ii)

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS OF FIRST UNITED CORPORATION

The Amended and Restated Bylaws of First United Corporation (the "Corporation") are hereby amended by deleting ARTICLE IV thereof in its entirety and substituting the following in lieu thereof:

ARTICLE IV
Capital Stock

SECTION 1. Stock Certificates. The certificates for shares of the stock of the Corporation shall be of such form not inconsistent with the Certificate of Incorporation, or its amendments, as shall be approved by the Board of Directors. All certificates shall contain the manual or facsimile signature of the Chairman or the President and the Secretary or an Assistant Secretary, and shall contain the seal of the Corporation. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and, subject to SECTION 3 of this ARTICLE IV, no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered, and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction, provided that the Corporation may require, in its discretion, the giving of a bond of indemnity satisfactory to the Corporation. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation and by the Transfer Agent of the Corporation and by the Registrar of the stock.

SECTION 2. Transfer of Shares. Subject to SECTION 3 of this ARTICLE IV, shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by his attorney upon, surrender and cancellation of certificates for a like number of shares as hereinbefore provided.

SECTION 3. Uncertificated Stock. Notwithstanding any other provision of these By-laws, the Board of Directors may adopt a system of issuance, recordation and transfer of shares of stock of the Corporation by electronic or other means not involving any issuance of certificates, including provisions for notice to purchasers in substitution for any required statements on certificates, and as may be required by applicable corporate securities laws, which system has been approved by the United States Securities and Exchange Commission. Any system so adopted shall not become effective as to issued and outstanding certificated shares until the certificates therefor have been surrendered to the Corporation.

SECTION 4. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Maryland.

SECTION 5. Closing Transfer Books. The Board of Directors may fix the period, not exceeding twenty (20) days, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the directors may fix a date not less than ten (10) days nor more than ninety (90) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

First United Corporation
Oakland, Maryland

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 33-26248) and on Form S-8 (No. 333-143296) of First United Corporation of our reports dated March 5, 2008, relating to the consolidated financial statements for the years ended December 31, 2007 and 2006, and the effectiveness of First United Corporation's internal control over financial reporting as of December 31, 2007, which appear in this Form 10-K.

Beard Miller Company LLP
Baltimore, Maryland
March 5, 2008


bmc
Beard Miller Company LLP

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements of First United Corporation of our report dated March 9, 2006 with respect to the consolidated statements of income, shareholders' equity, and cash flows of First United Corporation for the year ended December 31, 2005, included in this Annual Report (Form 10-K) for the year ended December 31, 2007 filed with the Securities and Exchange Commission.

Form S-3 relating to First United Corporation's Dividend Reinvestment and Stock Purchase Plan (No. 033-26248);

Form S-8 relating to the First United Corporation Omnibus Equity Compensation Plan (No. 333-143296).

Ernst + Young LLP

Pittsburgh, Pennsylvania
March 7, 2008

Exhibit 31.1

Certifications of the Chief Executive Officer
Pursuant to Securities Exchange Act Rules 13a-1 and 15d-14
As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, William B. Grant, certify that:

1. I have reviewed this annual report on Form 10-K of First United Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

By: [signature]
William B. Grant, Esq., CFP
Chairman of the Board and
Chief Executive Officer

Exhibit 31.2

Certifications of the Chief Financial Officer

Pursuant to Securities Exchange Act Rules 13a-1 and 15d-14
As adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Carissa L. Rodeheaver, certify that:

1. I have reviewed this annual report on Form 10-K of First United Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 7, 2008

By: Carissa L Rodeheaver
Carissa L. Rodeheaver, CPA, CFP, Senior Vice President and Chief Financial Officer

Exhibit 32.1

Certification of Periodic Report
Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of First United Corporation on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of First United Corporation.

Date: March 7, 2008

By: /s/ William B. Grant

William B. Grant, Esq./CFP
Chairman of the Board and
Chief Executive Officer

Exhibit 32.2

Certification of Periodic Report
Pursuant to 18 U.S.C. Section 1350
As adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Pursuant to, and for purposes only of, 18 U.S.C. § 1350, the undersigned hereby certifies that (i) the Annual Report of First United Corporation on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (ii) information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of First United Corporation.

Date: March 7, 2008

By: Carissa L. Rodeheaver
Carissa L. Rodeheaver, CPA, CFP, Senior Vice President
and Chief Financial Officer

First United Corporation and Subsidiaries Directors and Management

First United Corporation Executive Management

William B. Grant
Chairman of the Board
and Chief Executive Officer

Robert W. Kurtz
President, Chief Risk Officer
and Secretary/Treasurer

Jeannette R. Fitzwater
Senior Vice President and
Director of Human Resources

Eugene D. Helbig, Jr.
Senior Vice President
and Senior Trust Officer

Steven M. Lantz
Senior Vice President
and Senior Lending Officer

Robin E. Murray
Senior Vice President and
Director of Retail Banking

Carissa L. Rodeheaver
Senior Vice President
and Chief Financial Officer

Frederick A. Thayer, IV
Senior Vice President
and Director of Marketing
and Strategic Planning

Jason B. Rush
Vice President
and Director of Operations
and Support

First United Corporation Directors

David J. Beachy
Fred E. Beachy Lumber Co., Inc.
Building Supplies–Retired

M. Kathryn Burkey
Certified Public Accountant Owner,
M. Kathryn Burkey, CPA

Faye E. Cannon
Consultant, Director of Dan Ryan
Builders, Inc.; Former Chief Executive
Officer and President of F&M Bancorp,
Frederick, Maryland–Retired

Paul Cox, Jr.
Owner, Professional Tax Service

William B. Grant
Chairman of the Board/
Chief Executive Officer First United
Corporation and First United
Bank & Trust

Raymond F. Hinkle
Tax Consultant

Robert W. Kurtz
President/Chief Risk Officer/
Secretary/Treasurer, First United
Corporation and First United Bank &
Trust

John W. McCullough
Certified Public Accountant Retired in
1999 as Partner of Ernst & Young, LLP

Elaine L. McDonald
Realtor, Long & Foster Realtors, Inc.

Donald E. Moran
Acting President, General Manager,
Secretary and Treasurer, Moran Coal
Corporation

Karen F. Myers
President, Mountaineer Log & Siding
Co., Inc., President, Recreational
Industries, Inc.; Member, DC
Development LLC; Vice President,
Secretary & Real Estate Broker, Wisp
Resort Development, Inc.

Gary R. Ruddell
President, Total Biz Fulfillment,
Inc., Member, Gary R. Ruddell LLC,
Commercial Real Estate; Member, MSG
Glendale Properties LLC, Residential
Real Estate; Secretary, and Treasurer
Hansa Toys USA, Inc.

I. Robert Rudy
President, Rudy's Inc. Retail Apparel
and Sporting Goods

Richard G. Stanton
Retired, Served as Chairman, President
and Chief Executive Officer of First
United Corporation and First United
Bank & Trust until 1996.

Robert G. Stuck
Vice President, Oakview Motors,
Inc.–Retired; Realtor, Long & Foster
Real Estate, Inc.

Hoye Andrew Walls, III
President, Morgantown Printing &
Binding; Member, MEGBA LLC

First United Corporation Subsidiaries

First United Insurance Group
Val J. Teagarden
President and Chief Executive Officer

OakFirst Loan Centers
Lawrence J. King
President and Chief Operations Officer

Advisory Council

Roger N. Fairbourn
Broker/Owner, Roger Fairbourn
Real Estate

Susan P. Kelley
Owner/Broker, Coldwell Banker Kelley
& Associates

Chris F. Lockard
R. C. Marker Company, Retired

Ginna Royce
President, BlaineTurner
Advertising, Inc.

Mac Warner
Developer, The Square at Falling Run

Renick C. Williams
Real Estate Developer, Retired Farmer

L. Hunter Wilson
President, Hunter Company of West
Virginia Real Estate Development


FIRST UNITED
CORPORATION

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